 As filed with the Securities and Exchange Commission on January 28, 1999

                                            Registration Statement No. 333-66953
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                 PRE-EFFECTIVE

                              AMENDMENT NO. 2
                                       To
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                                ---------------
                               BRADLEES, INC. and
                             BRADLEES STORES, INC.
             (Exact name of Registrant as specified in its charter)
     Bradlees, Inc.--                 5311              Bradlees, Inc.--04-
      Massachusetts           (Primary Standard               3156108
 Bradlees Stores, Inc.--   Industrial Classification   Bradlees Stores, Inc.--
      Massachusetts              Code Number)                04-3220855
     (State or other                                      (I.R.S. Employer
     jurisdiction of                                    Identification No.)
     incorporation or
      organization)

                              One Bradlees Circle
                         Braintree, Massachusetts 02184
                                 (781) 380-3000
  (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive office)
                                 PETER THORNER
               Chairman of the Board and Chief Executive Officer
                                       &
                                DAVID L. SCHMITT
                     Senior Vice President, General Counsel
                              Secretary and Clerk
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                    Copy to:
                            RAYMOND C. ZEMLIN, P.C.
                          Goodwin, Procter & Hoar LLP
                                 Exchange Place
                                Boston, MA 02109
                                 (617) 570-1000
                                ---------------
  Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective, which time is to be determined by the Selling Securityholders. All of the Securities offered hereby are offered for the account of the Selling Securityholders.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this Prospectus is not complete and may be changed. The + +Selling Securityholders may not sell these securities until the Registration + +Statement filed with the Securities and Exchange Commission is effective. +
+This Prospectus is not an offer to sell these securities and it is not        +
+soliciting an offer to buy these securities in any State where the offer or   +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 28, 1999

PROSPECTUS

                                 BRADLEES, INC.

                        7,267,424 Shares of Common Stock

                             BRADLEES STORES, INC.

                      $36,000,000 of 9% Convertible Notes

  Bradlees, Inc. and its subsidiary companies operate discount department stores in the Northeast through Bradlees, Inc.'s subsidiary, Bradlees Stores, Inc. The Securities being offered by this Prospectus were issued by us under the terms of our bankruptcy reorganization.

  This Prospectus relates to:

  .7,267,424 shares of Common Stock of Bradlees, Inc.; and

  . $36,000,000 of 9% Convertible Notes issued by Bradlees Stores, Inc. and the Common Stock issuable upon conversion of the Convertible Notes.

  We are registering these securities on behalf of the Selling Securityholders. The Selling Securityholders received these securities, directly or indirectly, pursuant to our Plan of Reorganization in exchange for the cancellation of various indebtedness owed by us to them. We are not selling any of these securities and we will not receive any proceeds from the sale of these securities. The Selling Securityholders may offer these securities through public or private transactions, on the Nasdaq National Market, at prevailing prices or at privately negotiated prices. The registration of these securities does not necessarily mean that any Selling Securityholder will actually sell such securities.

  The Common Stock offered by this Prospectus has been accepted for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol "BRAD."

  Our principal executive offices are located at One Bradlees Circle, Braintree, Massachusetts 02184. Our telephone number is (781) 380-3000.

                                  -----------

  Investing in these securities involves certain risks. See "Risk Factors" beginning on page 6.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

              The date of this Prospectus is January  , 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY........................................................    2
 The Company..............................................................    2
 The Offering.............................................................    3
 Summary Financial Data...................................................    5
RISK FACTORS..............................................................    6
 Economic and Industry Risks..............................................    6
  Competition.............................................................    6
  Concentration in the Northeast..........................................    6
  Merchandising Strategy Must Successfully Evolve.........................    6
  Labor Negotiations......................................................    6
 Financial Risks..........................................................    7
  High Leverage...........................................................    7
  History of Losses.......................................................    7
  Restrictions Imposed by the Terms of the BankBoston Facility............    7
  Risk to Continuing Operations if Covenants Not Met......................    8
  Limitations on Future Growth............................................    8
  Liquidity...............................................................    8
  Assets Pledged as Collateral under the BankBoston Facility..............    8
 Post-Bankruptcy Risks....................................................    9
  Recent Emergence from Chapter 11 Proceedings............................    9
  Fresh Start Reporting May Make Future Financial Statements Difficult to
   Compare................................................................    9
  Determination of Equity Value...........................................    9
  Tax Consequences of the Plan of Reorganization; Potential Loss of
   Certain Tax Attributes.................................................    9
 Risks Related to the Securities..........................................   10
  Limited Market for Common Stock and Notes...............................   10
  Restrictions on Common Stock Dividends..................................   10
  Future Stock Issuances Can Dilute Current Owners........................   10
  Guarantor Does not Have Significant Separate Assets.....................   11
  Fraudulent Conveyance Matters...........................................   11
 Miscellaneous Business Risks.............................................   11
  Dependence on key personnel.............................................   11
  Potential Year 2000 Liability...........................................   11
  Change of Control not Restricted........................................   12
  Board of Directors May Change...........................................   12
THE COMPANY...............................................................   13
 General..................................................................   13
 Background to Our Bankruptcy Reorganization..............................   13
 The Plan of Reorganization...............................................   13
USE OF PROCEEDS...........................................................   18
DIVIDEND POLICY...........................................................   18
CAPITALIZATION............................................................   19
SELECTED FINANCIAL DATA...................................................   20
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   30
 Results of Operations....................................................   30
 1997 Compared to 1996....................................................   30
 1996 Compared to 1995....................................................   32
 Year-to-Date 1998 Compared to Year-to-Date 1997..........................   33

                                      (i)

 Liquidity and Capital Resources............................................  34
 Year 2000 Readiness Disclosure.............................................  35
BUSINESS....................................................................  37
 Company Overview...........................................................  37
 Employees and Collective Bargaining Arrangements...........................  38
 Competition................................................................  38
 Patents, Trademarks and Licenses...........................................  39
 Seasonality................................................................  39
 Credit Facility............................................................  39
 Further Information........................................................  39
 Facilities.................................................................  40
 Legal Proceedings..........................................................  40
MANAGEMENT..................................................................  41
 Directors and Executive Officers...........................................  41
 Board of Directors of Bradlees, Inc. and Its Committees....................  43
 Board of Directors of Bradlees Stores, Inc.................................  44
 Summary Compensation Table.................................................  45
 Corporate Bonus Plan.......................................................  46
 Enterprise Appreciation Incentive Plan.....................................  46
 Management Emergence Bonus Plan............................................  46
 Severance Program..........................................................  47
 Stock Option Plan for Key Employees........................................  47
 Retirement Plans...........................................................  47
 Compensation of Directors..................................................  48
 Employment Agreement with Peter Thorner....................................  48
 Compensation Committee Interlocks and Insider Participation................  49
PRINCIPAL STOCKHOLDERS......................................................  50
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................  51
 Other Transactions.........................................................  51
 Company Policy.............................................................  51
SELLING SECURITY HOLDERS....................................................  51
PLAN OF DISTRIBUTION .......................................................  52
 Type of Transactions.......................................................  52
 Price of Transaction; Fees.................................................  52
SHARES ELIGIBLE FOR FUTURE SALE.............................................  53
TERMS OF OUTSTANDING INDEBTEDNESS...........................................  53
 Credit Agreement...........................................................  53
 CAP Notes..................................................................  54
 Cure Notes.................................................................  55
 Tax Notes..................................................................  55
DESCRIPTION OF THE 9% CONVERTIBLE NOTES.....................................  55
 General....................................................................  55
 Ranking....................................................................  55
 Redemption.................................................................  56
 Limitations on Mergers and Consolidation...................................  56
 Guarantee..................................................................  57
 Events of Default, Notice and Waiver.......................................  57
 Modification of the Indenture..............................................  58
 Collateral.................................................................  58
 Conversion.................................................................  59
 Governing Law..............................................................  59
 The Trustee................................................................  59

                                      (ii)

 Authentication.............................................................  59
DESCRIPTION OF CAPITAL STOCK................................................  60
 General....................................................................  60
 Authorized and Outstanding Capital Stock...................................  60
 Certain Provisions of the Articles and By-laws of Bradlees, Inc............  60
 Massachusetts Anti-takeover Laws...........................................  62
 Certain Provisions of the Articles and By-laws of Bradless Stores, Inc. ...  62
 Transfer Agent and Registrar...............................................  63
 Listing....................................................................  63
LEGAL MATTERS...............................................................  63
EXPERTS.....................................................................  63
ADDITIONAL INFORMATION......................................................  63
INDEX TO FINANCIAL STATEMENTS............................................... F-1

                                     (iii)

                           FORWARD-LOOKING STATEMENTS

   Certain statements incorporated by reference or made in this prospectus under the captions "Prospectus Summary," "Risk Factors" and "The Company," and elsewhere in this Prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. When we use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," and other similar expressions in this Prospectus, they are generally intended to identify forward-looking statements. In connection with such forward-looking statements, you should consider that they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the following:

    . international, national, regional and local economic and political conditions;

    . demographic changes;

    . competition;

    . unfavorable changes in interest rates;

    . unfavorable weather conditions;

    . loss of significant vendors;

    . liability and other claims asserted against us;

    . fluctuations in operating results;

    . increased costs of key resources;

    . continued acceptance of merchandising and marketing initiatives;

    . changes in consumer spending and shopping habits;

    . availability of new store sites;

    . changes in import duties, tariffs and quotas;

    . changes in business strategy; and

    . the ability to attract and retain qualified personnel.

   We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of these forward-looking statements contained herein to reflect subsequent events or developments.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this Prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Securities. You should read the entire Prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements.

                                  The Company

Background

   Bradlees, Inc. and its subsidiary companies operate discount department stores in the Northeast through Bradlees, Inc.'s subsidiary, Bradlees Stores, Inc. (collectively, the "Company"), primarily in the Boston to Philadelphia corridor. We have been active in the discount department store business for 40 years.

   On June 23, 1995, we filed a petition for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). On January 29, 1999, we completed our reorganization and emerged from bankruptcy. In connection with our reorganization, we took significant steps to improve our operations, including:

 .  Recruiting an experienced management team;
 .  Reintroducing basic convenience and commodity products that our customers expect us to carry;
 .  Revising our pricing policies to increase customer traffic;
 .  Revising our marketing strategy to reduce costly and inefficient advertising and promotional events; and
 .  Reducing costs by improving operating efficiencies.

Business Strategy

   We are focusing on three key merchandise categories:

   1. Moderately-priced basic and casual apparel;
   2. Basic and fashion items for the home; and
   3. Frequently purchased convenience and commodity products.

   We believe we can strategically leverage our traditional strengths in the fashion and quality of our apparel and decorative home product offerings while driving customer traffic with selected hardlines merchandise.

The Reorganization

   We were compelled to seek the protection of the Bankruptcy Court on June 23, 1995. While in Chapter 11, we continued to manage our affairs as a debtor-in-possession.

   On October 5, 1998, the first Amended Disclosure Statement relating to our plan of reorganization was approved by the Bankruptcy Court (the "Plan of Reorganization"). The Plan of Reorganization, as subsequently modified, was confirmed by the Bankruptcy Court on January 27, 1999 and became effective on January 29, 1999 (the "Effective Date").

   In connection with our reorganization in bankruptcy and our related operational restructuring, all of the equity interests in Bradlees, Inc. that existed immediately prior to the Effective Date were canceled. In addition, we canceled certain indebtedness that existed prior to our entering bankruptcy. Our Plan of Reorganization provided that certain holders of this canceled indebtedness receive an equity interest in the reorganized company and/or 9% Convertible Notes issued by Bradlees Stores, Inc. which pay interest at the rate of 9% per annum and are convertible into our common stock after one year. In connection with the issuance of these securities, we are registering the resale of the securities received by certain of our creditors under the Plan of Reorganization. This Prospectus is part of the Registration Statement we agreed to file. See "The Company--The Plan of Reorganization."

                                  THE OFFERING

   The principal terms of the Common Stock and 9% Convertible Notes (collectively, the "Securities") are summarized below. For a more complete description, see "Description of Capital Stock" and "Description of the 9% Convertible Notes." The Selling Securityholders will receive all of the proceeds from the sale of the Securities offered hereby. We will not receive any proceeds from this Offering.

COMMON STOCK:

 Issuer........................ Bradlees, Inc.
 Securities Offered (1)........ 7,267,424 shares of Common Stock.
 Common Stock outstanding (2).. 10,225,711 shares of Common Stock.
 Voting Rights................. Each share of Common Stock has one vote.
 Listing....................... We have listed the common stock offered by this
                                Prospectus on the Nasdaq National Market.
 Trading Symbol................ BRAD

--------
(1) Under the terms of the Plan of Reorganization, the number of shares issued to the Selling Stockholders varies with the amount of general unsecured claims allowed. The Securities Offered and Common Stock Outstanding assumes that the amount of the general unsecured claims allowed are not less than $225 million and the number of shares issued to the Selling Securityholders is not more than 7,267,424. Excludes an indeterminate number of shares issuable upon conversion of the 9% Convertible Notes. Since the number of shares of Common Stock issuable upon conversion of the 9% Convertible Notes varies as the market price of the Common Stock changes, it is impossible at this time to determine how many shares may be issued upon conversion of the 9% Convertible Notes.
(2) Excluding 1,000,000 shares of Common Stock reserved for issuance upon exercise of outstanding warrants as of February 1, 1999 (the "Warrants") and 750,000 shares of Common Stock issuable upon exercise of employee options which we have agreed to issue under the Plan of Reorganization. Also excludes all shares of Common Stock issuable upon conversion of the 9% Convertible Notes.

9% CONVERTIBLE NOTES:

Issuer......................  Bradlees Stores, Inc.

Securities Offered..........  $36,000,000 aggregate principal amount.

9% Convertible Notes
 Outstanding................  $40,000,000 aggregate principal amount.


Maturity....................  January 29, 2004

Interest Rate...............  The 9% Convertible Notes bear interest at a rate of 9% per annum. Interest accrues from the date we issue the Notes and is payable semi-annually in arrears on each January 1 and July 1, commencing July 1, 1999.

Guarantor...................  The 9% Convertible Notes will be guaranteed by
                              Bradlees, Inc., which owns all of the outstanding capital stock of Bradlees Stores, Inc. If Bradlees Stores, Inc. cannot make payments on the 9% Convertible Notes when they are due, Bradlees, Inc. must make them instead.

Liens.......................  The 9% Convertible Notes will be secured by (i) a first priority lien on our leasehold interest in our Yonkers, New York store, which we are seeking to sell, (and the net proceeds we receive upon its disposition), (ii) under certain circumstances and subject to certain limitations, first priority liens on our leasehold interests in our Danbury, Connecticut, Norwalk, Connecticut and Saddle Brook, New Jersey stores (none of which we are currently seeking to sell), and
                              (iii) a second priority pledge of all of the outstanding capital stock of New Horizons of Yonkers, Inc. The disposition of the Yonkers, New York store is subject to Bankruptcy Court approval. In addition, pursuant to the Plan of Reorganization we have modified the termination date and certain other provisions of our lease for our Union Square, New York store in exchange for a payment upon the Effective Date of $11.0 million by the landlord. This payment will be applied as a pre-payment to the 9% Convertible Notes.

Conversion..................  The 9% Convertible Notes will be convertible any time after the first anniversary of the Effective Date into shares of our Common Stock. The conversion price will initially be the average closing price of our Common Stock on the twenty business days preceding the first anniversary of the Effective Date.

Listing.....................
                              We do not intend to apply for listing of the 9% Convertible Notes on any securities exchange or authorization for quotation on the NASDAQ system. We do not expect that an active trading market will develop for the 9% Convertible Notes.

                             Summary Financial Data
                     (In thousands, except per share data)

  The summary financial data set forth below presents historical and pro forma financial information of the Company. The financial information for the thirty-nine weeks ended October 31, 1998 and November 1, 1997 was derived from the unaudited condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal adjustments necessary for a fair presentation of the results for the periods. The results for the thirty-nine weeks ended October 31, 1998 are not necessarily indicative of the results to be expected for the full year. Fiscal year 1997 refers to the 52 weeks ended January 31, 1998, fiscal year 1996 refers to the 52 weeks ended February 1, 1997 and fiscal year 1995 refers to the 53 weeks ended February 3, 1996. The summary information should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Prospectus, "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                         Fiscal Year                             39 Weeks Ended
                         ----------------------------------------------  --------------------------------
                                 1997                                     October 31, 1998
                         ----------------------                          -------------------
                                        Pro                                           Pro     November 1,
                         Historical   Forma(a)      1996        1995     Historical Forma(a)     1997
                         ----------  ----------  ----------  ----------  ---------- --------  -----------
                                     (in thousands, except ratio and per share amounts)
Statement of Operations
 Data:
Net Sales............... $1,344,444  $1,294,748  $1,561,718  $1,780,768   $906,385  $903,074   $895,220
Gross margin............    396,357     384,457     434,067     491,691    271,002   270,163    269,699
Operating expenses(b)...    401,578     373,281     530,757     612,102    296,180   282,768    308,666
Operating income
 (loss).................     (5,221)     11,176     (96,690)   (120,411)   (25,178)  (12,605)   (38,967)
Loss before income
 taxes..................    (22,557)    (18,525)   (218,759)   (311,946)   (34,583)  (33,794)   (48,480)
Income tax benefit......          -           -           -     104,533          -         -          -
Net loss................ $  (22,557) $  (18,525) $ (218,759) $ (207,413)  $(34,583) $(33,794)  $(48,480)
Loss per share:
 Basic and diluted...... $    (1.98) $    (1.81) $   (19.17) $   (18.17)  $  (3.06) $  (3.30)  $  (4.26)
Shares used for
 computation:
 Basic and diluted......     11,365      10,226      11,412      11,416     11,311    10,226     11,382
Ratio of earnings to
 fixed charges(c).......          -           -           -           -          -         -          -

                                                        October 31, 1998
                                                       --------------------
                                           January 31,               Pro
                                              1998     Historical  Forma(a)
                                           ----------- ----------  --------
Balance Sheet Data:
Working capital(d)........................  $  46,151  $  10,836   $(15,939)
Total assets..............................    595,166    661,410    596,515
Long-term debt, less current
 maturities(d)............................     27,073     26,211     61,440
Total stockholders equity (deficiency)....  $(285,950) $(320,532)  $ 85,000(e)

--------

(a) Pro forma information gives effect to the consummation of the Plan, including adjustments for fresh-start reporting. Pro forma condensed consolidated statement of operations data for fiscal year 1997 and the thirty-nine week period ended October 31, 1998 is presented as if the Plan was consummated on February 1, 1997, and the balance sheet data at October 31, 1998 is presented as if the Plan was consummated on such date. See "Unaudited Pro Forma Condensed Consolidated Financial Information." These amounts are presented for informational purposes only and do not purport to represent what the Company's financial position or results of operations would have been if consummation of the Plan had actually occurred on such dates.

(b) Net of other income.
(c) For the periods presented above, earnings were insufficient to cover fixed charges by the amount of the respective loss before income taxes. As used herein, "earnings" consists of income (loss) before taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense including amortization of debt issuance costs, capitalized interest and a portion of rent expense which is deemed to be representative of an interest factor.
(d) Excluding liabilities subject to settlement under the reorganization case.

(e) See "Risk Factors--Post Bankruptcy Risks--Determination of Equity Value."

                                  RISK FACTORS

   You should carefully consider the following factors and other information in this Prospectus before deciding to invest in any of the Securities being offered by the Selling Securityholders.

Economic and Industry Risks

Competition

   The discount retail business is highly competitive, and many of our competitors have greater resources than we do. We compete against national companies, such as Wal-Mart Stores, Inc., Target Stores and K-Mart Corp. and regional companies, such as Caldor Corp. and Ames Department Stores. Caldor Corp., which has been in bankruptcy since 1995, announced on January 22, 1999 that it intends to close all of its stores and liquidate its assets. Consumers choose among these companies based upon a number of factors, including price, location, product quality, merchandise selection, advertising and service. Other factors in the competition for consumers are generally beyond our control. These factors include:

   . consumer preferences;
   . changes in style; and
   . population trends.

   If we fail to compete successfully, customer traffic could be reduced, which would negatively impact sales and profits. In addition, while we believe that we are pursuing the proper merchandising and marketing strategies that will allow us to compete effectively in our operating areas, we can not make assurances that these strategies will further improve our performance, or that such strategies will remain valid in the future.

Concentration in the Northeast

   Our stores are located exclusively in the Northeast. This makes us more susceptible to local and regional economic downturns than some of our competitors who are nationally diversified. As with our other competitors, we are also subject to a national economic downturn. Any economic downturn affecting us might cause consumers to reduce their spending, impacting our sales. In addition, our business is seasonal in nature, with a significant portion of our sales occurring in the fourth quarter, which includes the pivotal holiday selling season. If sales for the holiday selling season decline because of a regional or national economic downturn, or for any other reason, our sales and profits will be negatively impacted.

   In addition, the Northeast is generally a more expensive area of the country in which to own and operate stores. Since we are concentrated in the Northeast, we face higher average costs of operating stores than our national competitors.

Merchandising Strategy Must Successfully Evolve

   Our profitability is dependent upon the success of our merchandising strategy which is to focus on three key merchandise categories: moderately-priced basic and casual apparel; basic and fashion items for the home; and frequently purchased convenience and commodity products. We believe we can strategically leverage our traditional strengths in the fashion and quality of our apparel and decorative home product offerings while driving customer traffic with selected hardlines merchandise. There can be no assurance that this strategy will be successful and, in the future, we must anticipate, gauge and appropriately revise this strategy to meet changing consumer demands.

Labor Negotiations

   Unlike many of our competitors, the majority of our work force is unionized. We cannot predict the effect, if any, that any future collective bargaining agreements with these unions will have on our operations or financial performance.

Financial Risks

High Leverage

   After giving effect to the reduction in our outstanding debt pursuant to the Plan of Reorganization, we have a reduced, but nevertheless substantial, amount of debt. Our pro forma consolidated ratio of total debt to total capitalization as of October 31, 1998 was approximately 0.73:1. See "Capitalization." We have a $270 million financing facility with BankBoston, N.A. as Administrative Agent and Issuing Bank (the "BankBoston Facility") under which we are allowed to borrow for general corporate purposes, working capital and inventory purchases. If we are unable to generate sufficient cash flow from operations in the future, or if we fail to satisfy the financial covenants contained in the BankBoston Facility, we could face default on the BankBoston Facility and other financing agreements.

   The leveraged nature of our capital structure will have several important effects on our operations, including the following: (i) we continue to have significant cash requirements for debt service; (ii) because our indebtedness under the BankBoston Facility bears interest at a floating rate, to the extent we have not hedged our interest rate exposure, we are sensitive to any increase in prevailing interest rates; (iii) funds available for capital expenditures will be limited; and (iv) our ability to meet our debt service obligations (and to satisfy the financial covenants contained therein) may be impaired. Our ability to meet such obligations in the future will be dependent upon our future performance which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting our operations, including factors beyond our control. See "Business-Credit Facility."

   Our ability to repay such indebtedness at maturity or otherwise may depend upon our ability either to refinance or extend such indebtedness, to repay such indebtedness with proceeds of other capital transactions, such as the issuance of additional equity, or to sell assets. There can be no assurance that such refinancing or extension will be available on reasonable terms or at all, that additional equity will be issued, or that a sale of assets will occur. The inability to repay such indebtedness could have a material adverse effect on us.

History of Losses

   We experienced significant losses from operations in fiscal years 1996 and 1995. In the long term, our ability to continue operations is dependent upon our ability to achieve profitable results of operations and positive cash flows. Although improvements have been made each year since fiscal year 1996, we have continued to incur net losses. For the 39 weeks ended October 31, 1998, we reported a net loss of $34.5 million as compared to a net loss of $48.5 million for the 39 weeks ended November 1, 1997. Additionally, our November and December sales performance was below plan. For fiscal year 1997, we reported a net loss of $22.6 million, for fiscal year 1996 we reported a net loss of $218.8 million and for fiscal year 1995 we reported a net loss of $207.4 million. There can be no assurance that we will achieve or maintain profitability in any future period. See "Management Discussion and Analysis of Financial Condition and Results of Operations."

Restrictions Imposed by the Terms of the BankBoston Facility

   The BankBoston Facility is a $270 million financing facility which includes a $20 million junior secured "last in-last out" subfacility under which we are allowed to borrow for general corporate purposes, working capital and inventory purchases. The BankBoston Facility is a revolving credit facility which has affirmative and negative covenants which substantially restrict many aspects of our operations and finances.

   The BankBoston Facility is a revolving credit facility that took effect upon the Effective Date. This facility is for a term of up to three years and may not exceed the maximum principal amount of $270 million. Under the terms of the BankBoston Facility, we have agreed to certain financial covenants, including:

   . maintaining a minimum level of earnings before interest, taxes, depreciation and amortization;

   . capping our capital expenditures at $20 million annually, subject to certain exceptions; and

   . agreeing not to let certain financial ratios which measure our debt coverage and accounts payable to inventory ratios drop below specified levels.

   See also "Terms of Outstanding Indebtedness-Credit Agreement."

Risk to Continuing Operations if Covenants Not Met

   The covenants under the BankBoston Facility will limit our operational and financial flexibility and our ability to respond to changing retail conditions and take advantage of attractive business opportunities. Should we be unable to meet any of these covenants when required, it will be necessary to request waivers and/or amendments of the facility from BankBoston. There can be no assurance that the necessary waivers and/or amendments will be granted or that, if granted, they will be on terms acceptable or favorable to us. Failure to obtain such waivers and/or amendments could result in our obligations under the BankBoston Facility being declared immediately due and payable, in which case BankBoston could foreclose on the collateral securing the BankBoston Facility. See "Terms of Outstanding Indebtedness-Credit Agreement."

Limitations on Future Growth

   Our growth is subject to (i) our ability to maintain or further increase revenues at existing stores, (ii) the availability of capital and new store sites and (iii) the restrictions on capital expenditures set forth in the BankBoston Facility, which prohibits annual capital expenditures in excess of $20 million unless our earnings, as calculated before interest, taxes, depreciation and amortization, are above $40 million annually and we do not default under the BankBoston Facility. There can be no assurance that we will be able to maintain or further increase revenues at current stores or that sufficient capital will be available to us or, if available, that it will be available on terms that we consider reasonable. Our inability or failure to maintain or further increase such revenues or obtain such sufficient capital on favorable terms could have a material adverse effect on our operations, business or financial condition.

   Our current plans are expected to require annual capital expenditures of approximately $20 million, which are within the restrictions contained in the BankBoston Facility. We are continually evaluating store locations and operations to determine whether to close stores that do not meet our performance objectives. Additionally, we may expand, downsize, relocate, or remodel existing stores.

   Further, numerous stores and our two distribution centers are in older facilities. The foregoing limitations on capital expenditures could prevent us from modernizing our distribution centers or remodeling our aging stores.

Liquidity

   Although we have entered into the $270 million BankBoston Facility, we can make no assurances that our cash and cash equivalents on hand and our cash availability will be sufficient to meet our anticipated working capital needs and capital expenditures in the future. To finance future expenditures, we may need to issue additional securities and incur additional debt. We may not be able to obtain additional required capital on satisfactory terms, if at all. The failure to raise the funds necessary to finance future cash requirements could materially and adversely affect our operating results in future periods. We plan to sell our leasehold interest in our Yonkers, New York store. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Assets Pledged as Collateral under the BankBoston Facility

   Obligations under the BankBoston Facility are secured by liens on substantially all of our non-real estate assets. If, after default, BankBoston were to foreclose on the collateral securing the BankBoston Facility or if such assets were liquidated, the proceeds of such assets would be applied to satisfy our obligations under the BankBoston Facility. If this were to happen, it is unlikely that the remaining unencumbered assets would be sufficient to allow our equity holders to recover any significant amount.

Post-Bankruptcy Risks

Recent Emergence from Chapter 11 Proceedings

   We emerged from Chapter 11 proceedings on January 29, 1999. Our experience in and recent emergence from Chapter 11 may affect our ability to negotiate favorable trade terms with certain manufacturers and other vendors. The failure to obtain such favorable terms could have a material adverse effect on our operations, business or financial condition.

Fresh Start Reporting May Make Future Financial Statements Difficult to Compare

   For accounting purposes, we plan to use the end of our fiscal year ended January 30, 1999 as our emergence date. In accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), we will adopt "Fresh-Start Reporting" and will reflect the effects of such adoption on our Consolidated Balance Sheet as of January 30, 1999. Accordingly, our Consolidated Balance Sheets after January 30, 1999 and our Consolidated Statements of Operations for periods after January 30, 1999 will not be comparable in certain material respects to the Consolidated Financial Statements for prior periods included elsewhere herein. For example, the Consolidated Statement of Operations for fiscal 1998 will include a gain relating to the debt discharged in the Chapter 11 proceedings. Since our financial statements will not be comparable to our previous financial statements in certain material respects, or the financial statements of our competitors who have not adopted Fresh-Start Reporting, it may be more difficult for third parties to accurately gauge our performance. This might cause the price of our securities to fluctuate more than the prices of the securities of our competitors.

Determination of Equity Value

   The determination of equity value included in the unaudited pro forma condensed consolidated financial statements and elsewhere in this Prospectus was derived from an estimated enterprise value of the reorganized Bradlees and reduced by estimated embedded debt levels. The enterprise value was developed by an independent financial advisor for purposes of the filing of our Disclosure Statement in the United States Bankruptcy Court for the Southern District of New York in October 1998 (the "Disclosure Statement"). In developing the determination of equity value, our financial advisor used various assumptions and estimates, including projected embedded debt of approximately $90 million which represents the ongoing revolver facility that is estimated to remain after the seasonal cleanup of the facility. As a result, the equity value was assumed to be in the range of $75 to $90 million. For purposes of the Disclosure Statement and this Prospectus, we have determined that an equity value of $85 million represents a reasonable estimate of distributable equity value to the creditors. Subsequent to the filing of the Disclosure Statement, a number of events have occurred which may impact the determination of equity value, including but not limited to, information regarding our fourth quarter performance, a settlement with a landlord regarding the disposition of a leasehold interest and the pending liquidation of Caldor, a major competitor.

   In finalizing our fresh start reporting requirements, we are required to perform a final appraisal of the book value of our equity which will take into account the above matters and other pertinent events, and may likely result in a change to the determination of equity value reflected in the unaudited pro forma financial information. Accordingly, this equity value does not purport to be an estimate of current or future trading prices of securities and actual market prices of such securities after issuance will depend on various factors not possible to predict with certainty.

Tax Consequences of the Plan of Reorganization; Potential Loss of Certain Tax Attributes

   As a result of the implementation of the Plan of Reorganization, we will (i) undergo an "ownership change" (generally, a greater than 50 percentage point change in ownership) for purposes of section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) realize cancellation of indebtedness income

("COI") from the cancellation of certain indebtedness in exchange for Common Stock, 9% Convertible Notes and warrants to purchase shares of Common Stock. Because such ownership change and cancellation of indebtedness arose in a bankruptcy proceeding under Chapter 11, we avoided some of the adverse Federal income tax consequences generally associated with such changes (e.g. the COI realized will not be included in income). Nevertheless, we expect that our ability to offset future taxable income with net operating loss carryforwards ("NOLs"), as well as certain built-in losses and tax credits, will be limited and that certain of our tax attributes, including NOLs, will be reduced (but not eliminated). In addition, the sale of the Common Stock by the Selling Securityholders under this Prospectus, as well as the exercise of the warrants, may cause us to undergo another "ownership change" under Section 382 of the Code and, accordingly, may further limit our NOLs and certain built-in losses and tax credits to income.


Risks Related to the Securities

Limited Market for Common Stock and Notes

   Prior to our emergence from bankruptcy, the stock of the pre-reorganization company ("Old Bradlees") traded on the New York Stock Exchange. In October of 1997, the New York Stock Exchange delisted the stock of Old Bradlees. The Common Stock being offered hereby is listed on The Nasdaq National Market. The Notes being offered hereby are not listed on any securities exchange. There can be no assurance that a market will develop for the Securities, or that if a market does develop, that the market will have sufficient liquidity so as not to impact the price of the Securities.

   In addition, pursuant to our Plan of Reorganization, Shares of Common Stock and Warrants to purchase Common Stock will be issued to certain of our creditors. Some of these creditors may prefer to sell their Common Stock and/or Warrants, rather than to hold them on a long-term basis. The Shares, Notes and Warrants issued in the reorganization to creditors other than the Selling Securityholders will generally be freely tradeable as a result of an exemption from registration provided by the Bankruptcy Code. Accordingly, it is anticipated that the market for our Common Stock, to the extent one exists, will be volatile and the availability for unrestricted sale of such a large number of shares of Common Stock may have the effect of depressing the market price of the Common Stock.

Restrictions on Common Stock Dividends

   Old Bradlees did not declare or pay cash dividends on its common stock ("Old Common Stock") or any other equity security while in Chapter 11, and we do not anticipate paying cash dividends on the Common Stock offered hereby or any other equity security in the foreseeable future. The BankBoston Facility specifically prohibits the payment of any type of dividends on the Common Stock. See "Terms of Outstanding Indebtedness-Credit Agreement."

Future Stock Issuances Can Dilute Current Owners

   As part of the Plan of Reorganization, we have issued Warrants to purchase 1,000,000 shares of Common Stock at $7.00 per share. Pursuant to the Plan of Reorganization, we have also agreed to issue options to purchase 750,000 shares of our Common Stock at an exercise price per share which is the lowest 10-day rolling average of the closing prices of our Common Stock within the period between 60 and 90 days after the Effective Date (March 30, 1999 to April 29,
1999). These options will be issued when their exercise price is determined. Further, we can also issue additional securities (including under our stock option plan) in the future. When we sell a new security, the purchaser of that security is entitled to a proportionate share of the aggregate rights of the holders of that class of security. Thus, it is possible that the value we receive on the sale of a new security will be less than the proportionate value attributable to the existing holders of that security. Since all holders of the same security share proportionately the rights of the security, the pre-existing security holders will receive less value after the new security is issued than if we had not issued the new security.

Guarantor Does Not Have Significant Separate Assets

  Bradlees, Inc., which owns all of the outstanding capital stock of Bradlees Stores, Inc., will fully and unconditionally guarantee the 9% Convertible Notes. Substantially all of the assets of the Companies, on a consolidated basis, are held by Bradlees Stores, Inc.

Fraudulent Conveyance Matters--Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

  Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor under certain circumstances. In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

Miscellaneous Business Risks

Dependence on Key Personnel

   Our future success is largely dependent on the talents and efforts of Peter Thorner, our Chief Executive Officer and Chairman of the Board, and other members of senior management. We entered into an employment agreement with Mr. Thorner in 1995, but do not maintain a key person life insurance policy on the life of Mr. Thorner. The loss of Mr. Thorner or other members of our senior management could have a material adverse effect on our operations, business and financial condition. See "Management--Employment Agreement with Peter Thorner."

Potential Year 2000 Liability

   We have determined that we must modify portions of our software so that our computer systems will properly recognize and use dates beyond December 31, 1999. We believe we can mitigate the impact of the Year 2000 disruption by upgrading or modifying existing software and, in certain instances, converting to new software. However, if the Year 2000 upgrades, modifications and conversions are not made, or are not made in a timely manner, the Year 2000 issue could have a material impact on our operations.

   We are using both internal and external resources to remediate, replace and test software for Year 2000 compliance. We have entered into a contract with a major outside consulting firm to provide the majority of the resources necessary to identify, and then replace or remediate, our affected systems. We intend to complete our Year 2000 project no later than the beginning of the fourth quarter of fiscal 1999, but currently expect to substantially complete the conversion by the second quarter of fiscal 1999. At this time, we expect the cost of the Year 2000 project to be approximately $3 to $4 million, the majority of which is being incurred in 1998 and included in SG&A expenses. Through October 31, 1998, we have incurred $1.9 million for such expense.

   The remaining major systems to be remediated or replaced are the Company's merchandise planning system (approximately 50% remediated) and store host systems (approximately 30% remediated) expected to be completed by the end of the first quarter of 1999, and the warehouse management system that is scheduled to be replaced by the end of the second quarter of 1999. A test of all systems, including store support and facility systems, for proper Year 2000 compliance is planned for the end of the second quarter of 1999.

   We are in the process of developing contingency plans in the event that such replacement or remediation is not fully completed in a timely manner. We have calculated the costs of the Year 2000 project and predicted the dates on which we plan to complete the Year 2000 modifications using our best estimates, which required using a number of assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, we can not guarantee that we will achieve the predicted estimates and our actual results could differ materially from those plans.

   We are also attempting to obtain representations and assurances from our third party providers of services and goods, including vendors of software products, that their software is or will be Year 2000 compliant on a timely basis. However, because certain of our processes may be interrelated with, or dependent upon, systems outside our control, we can give no assurances that the implementation of our Year 2000 project will be successful.

Change of Control not Restricted

   Our Plan of Reorganization prohibits us from having anti-takeover measures in our Articles of Organization and By-Laws. Numerous studies have shown that the presence of such anti-takeover provisions in a corporation's organizational documents has the result of increasing shareholder value in any attempted take-over. If we do not subsequently amend these documents to include such provisions, it is possible that our Board of Directors will be limited in its ability to respond to any potential takeover, thus reducing the ability of the Board to obtain maximum value for shareholders in a takeover.

Board of Directors May Change

   Our current Board of Directors consists of 3 representatives chosen by us and 6 representatives chosen by creditors in our Chapter 11 proceeding. It is likely that the composition of our Board will change in the future as current members resign, decline to stand for re-election, or are not re-elected. This turnover in our directors may be more likely than it is for other companies because it is likely that one or more of our creditor constituencies (which some of our directors represent) will dispose of their ownership interests. The changing composition of our Board might result in changing corporate policies.

                                  THE COMPANY

General

   Bradlees, Inc. ("Bradlees") and its subsidiary companies operate 103 discount department stores as of January 1, 1999, in seven states in the Northeast, through Bradlees, Inc.'s subsidiary, Bradlees Stores, Inc. (collectively, the "Company") primarily in the heavily populated corridor running from the Boston to the Philadelphia metropolitan areas. One store is planned to be closed in March, 1999. Headquartered in Braintree, Massachusetts, the Company and its predecessor have been active in the discount department store business for 40 years.

Background to Our Bankruptcy Reorganization

   Events Leading to the Chapter 11 Filing. During the early 1990's, Old Bradlees' business strategy relied heavily on opening new stores, remodeling existing locations and competing on the basis of price. From 1992 to January, 1995, we opened 15 new stores (10 in 1994) and remodeled 41 stores at a total capital cost of $182 million. The new stores were generally larger stores with rents that substantially exceeded the chain average rent per square foot. Some of the new stores were also multilevel facilities which further increased their operating costs when compared with other prototypical Bradlees stores. The store expansion and remodeling program marginally increased sales while gross margins declined and operating expenses increased. Old Bradlees' declining operating performance, coupled with the aggressive expansion program, began to erode our liquidity. Old Bradlees' liquidity further eroded in May and June, 1995 because of the unwillingness of factors and vendors to continue to extend trade credit. Old Bradlees, unable to obtain sufficient financing to satisfy factor and vendor concerns, was compelled to seek Bankruptcy Court protection on June 23, 1995.

   The Chapter 11 Filing. Old Bradlees, and each of its subsidiaries filed petitions for relief under Chapter 11 of the United States Bankruptcy Code on June 23, 1995. Once in bankruptcy, we filed an initial plan of reorganization and related disclosure statement with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on April 13, 1998 and filed an Amended Plan of Reorganization and related disclosure statement with the Bankruptcy Court on October 2, 1998. Our Plan of Reorganization was originally confirmed by the Bankruptcy Court on November 18, 1998. The United States District Court for the Southern District of New York reversed this confirmation on December 23, 1998. We modified the Plan of Reorganization, and the modified Plan of Reorganization was confirmed by the Bankruptcy Court on January 27, 1999. The modified Plan of Reorganization became effective on January 29, 1999 (the "Plan of Reorganization"). The Chapter 11 reorganization process and our Plan of Reorganization are discussed below.

The Plan of Reorganization

   The following chart shows the organization of Old Bradlees and the organization of the Company following its reorganization.

               CORPORATE STRUCTURE PRIOR TO THE REORGANIZATION

                                BRADLEES, INC.

                                   BRADLEES
                                ADMINISTRATIVE
                                  CO., INC.

                               BRADLEES STORES
                                     INC.


MAXIMA       DOSTRA REALTY    NEW HORIZONS      NEW HORIZONS        NEW HORIZONS
SERVICES,      CO., INC.      OF BUCKNER,       OF WESTBURY,        OF YONKERS,
INC.                               INC.             INC.                INC.



                         CORPORATE STRUCTURE AFTER THE
                                REORGANIZATION

                                BRADLEES, INC.

                               BRADLEES STORES,
                                     INC.

                                NEW HORIZONS OF
                                 YONKERS, INC.

   The following discussion provides general background information regarding the Chapter 11 process, but is not intended to be an exhaustive summary.

   CHAPTER 11 REORGANIZATION UNDER THE BANKRUPTCY CODE. After we entered Chapter 11, Section 362 of the Bankruptcy Code did not allow our creditors and other parties in interest to take certain actions without Bankruptcy Court approval. Among other things, they were not allowed to:

   . Commence or continue a judicial, administrative or other proceeding against us a) which was or could have been commenced prior to commencement of the Chapter 11 proceeding, or b) to recover a claim that arose prior to commencement of the case;

   . Enforce any judgments against us that existed prior to our entry into bankruptcy;

   . Take any action to obtain possession of our property or to exercise control over our property or our estates;

   .  Create, perfect or enforce any lien against our property;

   . Collect, assess or recover claims against us that arose before the commencement of the case; or

   . Offset any debt owing to us that arose prior to the commencement of the case against a claim of such creditor or party-in-interest against us that arose before the commencement of the case.

   Although we were authorized to operate our business as a debtor-in-possession, we were not permitted to engage in transactions outside the ordinary course of business without first complying with the notice and hearing provisions of the Bankruptcy Code, and if necessary, obtaining Bankruptcy Court approval. An official unsecured creditors' committee was formed by the United States Trustee. This committee and various other parties in interest, including creditors holding claims, such as the pre-petition bank group, had the right to appear and be heard by the Bankruptcy Court on our applications relating to certain business transactions. We were required to pay certain expenses of the committee, including legal and accounting fees, to the extent allowed by the Bankruptcy Court. In addition, upon the approval of the Bankruptcy Court, we made monthly adequate protection payments of $300,000 to those creditors in the pre-petition bank group, for an aggregate total payment of $13,300,000 as of January 27, 1999.

   PLAN OF REORGANIZATION - PROCEDURES. A debtor-in-possession has the exclusive right to propose and file with the Bankruptcy Court a plan of reorganization for a period of time which can be extended by the Bankruptcy Court.

   Given the seasonality and magnitude of our operations, our change in business strategies, and the number of interested parties possessing claims that had to be resolved in this Chapter 11 case, the plan formulation process was complex. Accordingly, we obtained additional extensions of the exclusivity period to August 3, 1998. The Bankruptcy Court approved the disclosure statement on October 5, 1998 and confirmed the modified Plan of Reorganization on January 27, 1999.

   Our Plan of Reorganization contained distributable value to creditors of approximately $165 million, which consists of:

   .  Approximately $16 million of administrative claim payments;

   .  $14 million in cash to the bank group and the unsecured creditors;

   . A $40 million note primarily payable to our pre-Chapter 11 bank group, which is anticipated to be primarily paid down through proceeds of sale of our leasehold interest in our Yonkers, New York store and the modification of the lease terms of our Union Square, New York store;

   . New Bradlees' Common Stock with an estimated value of $85 million. The Old Bradlees Common Stock was canceled; and

   . Certain notes totalling $7.3 million and other distributions totalling $2.7 million.

   The Plan of Reorganization became effective January 29, 1999 (the "Effective Date"). Pursuant to the Plan of Reorganization, after giving effect to various elections made by various creditors, the following occurred on the Effective
Date:

   . Although creditors can dispute the disallowance of claims after the Effective Date, the claims of creditors are estimated to be allowed in the aggregate amount of approximately $265 million. The holders of these claims are expected to receive:

     .   $30.6 million in cash;

     . 9% Convertible Notes in an original aggregate principal amount equal to $40.0 million;

     .   10,225,711 shares of our Common Stock;

     . warrants to purchase 1,000,000 shares of our Common Stock at a price of $7.00 per share (which warrants expire on January 29, 2004);

     .   9% CAP Notes in an original aggregate principal amount of $547,094;

     . 9% Cure Notes in an original aggregate principal amount of $3.4 million; and

     . 9% Tax Notes in an original aggregate principal amount of $3.4 million.

   . The interests of all stockholders holding stock in Old Bradlees were terminated, and the stock of Old Bradlees was canceled.

   . All outstanding bonds, notes, indentures and like instruments were canceled.

   . Approximately $250 million in debtor-in-possession financing was paid in full.

   . We entered into the BankBoston Facility, which provides for a secured revolving line of credit of $270 million with a maximum term of up to 3 years. See "Business -- Credit Facility."

   . One of our subsidiaries, New Horizons of Yonkers, Inc., will remain in Chapter 11. All of the operations of the Yonkers store were transferred to Bradlees Stores, Inc.

   . We merged Bradlees Administrative Co., Inc. into Bradlees, Inc. We also merged all of the subsidiaries of Bradlees Stores, Inc., with the exception of New Horizons of Yonkers, Inc. and Dostra Realty Co., Inc., into Bradlees Stores, Inc.

   . The tenure of the Board of Directors of Bradlees, Inc. terminated on the Effective Date. The following became new members of the Board of Bradlees, Inc. as of the Effective Date:

     .   We selected three members (Messrs. Thorner, Lynn, and Friedman);

     .   The Bank Group selected two members (Messrs. Altschuler and
         Lieberman);

     .   The Unofficial Committee selected one member (Mr. MacDonald);

     .   The Creditors Committee selected one member (Mr. Clingman,); and

     . The Bank Group, the Unofficial Committee and the Creditors Committee, acting together, selected two members (Messrs. Blauner and Roth).

   See "Management--Board of Directors of Bradlees, Inc. and Its
   Committees."

   . We will pay an aggregate emergence bonus of $1,000,000 and entered into an agreement to pay additional bonuses of $2,000,000 if certain conditions are met. We also paid deferred bonuses of $1,000,000 to certain executives. See "Executive Compensation -- Management Emergence Bonus Plan and Corporate Bonus Plan."

   . We determined to grant, on or about April 29, 1999, options to purchase an aggregate of 750,000 shares of Common Stock to certain members of our management. See "Management--Stock Option Plan for Key Employees."

   . We agreed to register the resale of the Common Stock, the 9% Convertible Notes, the Common Stock issuable upon the Conversion of the Notes and the Common Stock issuable upon exercise of the Warrants received by certain parties, directly or indirectly as a result of their ownership of participation interests in claims resulting in the issuance of such securities with the Securities and Exchange Commission under the Securities Act of 1933.

   . The Plan of Reorganization also provided for many other matters, including satisfaction of numerous other claims, satisfaction of certain other claims in accordance with negotiated settlement agreements and an agreement to keep in place certain retirement and employment agreements.

   THE FOREGOING IS A SUMMARY OF THE MATERIAL TERMS OF THE PLAN OF REORGANIZATION. A COMPLETE COPY OF THE PLAN OF REORGANIZATION HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of Securities by the Selling Stockholders.

                                DIVIDEND POLICY

   We do not anticipate paying cash dividends in the foreseeable future. We expect that we will retain all available earnings generated by our operations for the development and growth of our business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend upon our operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. Certain financing agreements, including the BankBoston Facility, restrict our ability to pay cash dividends on the Common Stock and make certain other restricted payments (as defined therein). Specifically, under the terms of the BankBoston Facility, we have agreed not to pay dividends of any kind. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                                 CAPITALIZATION

   The following table sets forth the unaudited capitalization of the Company at October 31, 1998, and as adjusted to give pro forma effect to the consummation of the Plan of Reorganization at that date. The presentation does not purport to represent what the Company's actual capitalization would have been had such transactions in fact been consummated on such date. The table should be read in conjunction with the Company's financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Consolidated Financial Information" included elsewhere in this Prospectus.

                                                          October 31, 1998
                                                         --------------------
                                                                       Pro
                                                         Historical   Forma
                                                         ----------  --------
                                                           (in thousands)
Long-term debt, including current maturities:
 Liabilities subject to settlement under the
  reorganization case................................... $ 548,788   $      - (1)
 DIP facility/BankBoston Facility.......................   157,392    165,963
 Notes payable..........................................         -     36,300 (2)
 Capital lease obligations..............................    27,249     26,928
                                                         ---------   --------
  Total long-term debt, including current maturities....   733,429    229,191
Stockholders' equity (deficiency)(3):
 Common stock...........................................       115        102 (2)
 Additional paid in capital.............................   137,821     84,898 (2)
 Accumulated deficit....................................  (457,665)         -
 Treasury stock, at cost................................      (803)         -
                                                         ---------   --------
Total stockholders' equity (deficiency).................  (320,532)    85,000 (4)
                                                         ---------   --------
Total capitalization.................................... $ 412,897   $314,191
                                                         =========   ========

--------
(1) Reflects cancellation of liabilities at the Effective Date.

(2) Reflects issuance of $40 million of 9% Convertible Notes less $11 million repayment from the Union Square proceeds, and certain other long-term debt and estimated equity value of the new Common Stock and Warrants issued in connection with settlement of claims.
(3) Excludes 1,000,000 shares of Common Stock reserved for issuance upon exercise of the Warrants and 750,000 shares of Common Stock reserved for issuance upon exercise of options we have agreed to grant. The Warrants will be valued along with the Common Stock after the Effective Date and the total equity value may be modified as a result.

(4) See "Risk Factors--Post Bankruptcy Risks--Determination of Equity Value."

                            SELECTED FINANCIAL DATA

   The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended January 31, 1998, are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by Arthur Andersen LLP (fiscal year 1997) or Deloitte & Touche LLP (pre-fiscal year 1997), independent certified public accountants. The consolidated financial statements as of January 31, 1998 and February 1, 1997, and for each of the years in the three-year period ended January 31, 1998, and the independent auditors' reports thereon, are included elsewhere in this Prospectus. Fiscal year 1994 refers to the 52 weeks ended January 28, 1995 and fiscal year 1993 refers to the 52 weeks ended January 29, 1994. Certain reclassifications have been made to the operating expenses and operating income of fiscal years 1994 and 1993 to conform to the current presentation.

   The selected data should be read in conjunction with the consolidated financial statements for the three-year period ended January 31, 1998, the related notes and the independent auditors' reports, which contain explanatory paragraphs for fiscal years 1995-1997 relating to the Company's filing for reorganization under Chapter 11 and raise substantial doubt about its ability to continue as a going concern, appearing elsewhere in this Prospectus. The consolidated financial statements and the selected data do not include any adjustments that might result from the outcome of these uncertainties. As a result of the Company filing a voluntary petition to reorganize under Chapter 11 on June 23, 1995 and operating as a debtor-in-possession thereafter, the selected financial data for periods prior to June 23, 1995 are not comparable in certain material respects to periods subsequent to such date. The selected data presented below for the thirty-nine week periods ended October 31, 1998 and November 1, 1997 and as of October 31, 1998 and November 1, 1997 are derived from the unaudited condensed consolidated financial statements of the Company included elsewhere in this Prospectus.

                                 Unaudited
                              39 Weeks Ended                           Fiscal Year
                          ----------------------- ----------------------------------------------------------
                          October 31, November 1,
                             1998        1997        1997        1996        1995        1994        1993
                          ----------- ----------- ----------  ----------  ----------  ----------  ----------
                                       (in thousands, except per share amounts and ratios)
Statement of Operations
 Data:
Net sales...............   $ 906,385   $ 895,220  $1,344,444  $1,561,718  $1,780,768  $1,916,555  $1,880,511
 Gross margin...........     271,002     269,699     396,357     434,067     491,691     591,160     603,504
Operating expenses(a)...     296,180     308,666     401,578     530,757     612,102     549,154     544,386
Operating income
 (loss).................     (25,178)    (38,967)     (5,221)    (96,690)   (120,411)     42,006      59,118
Income (loss) before
 income taxes and
 extraordinary items....     (34,583)    (48,480)    (22,557)   (218,759)   (311,946)     10,011      26,069
Income tax benefit
 (expense)..............           -           -           -           -     104,533      (4,205)    (12,619)
Income (loss) before
 extraordinary items and
 cumulative effect of
 accounting changes.....     (34,583)    (48,480)    (22,557)   (218,759)   (207,413)      5,806      13,450
Extraordinary items(b)..           -           -           -           -           -           -      (5,200)
Cumulative effect of ac-
 counting changes(c)....           -           -           -           -           -        (485)     (1,475)
Net income (loss).......   $ (34,583)  $ (48,480) $  (22,557) $ (218,759) $ (207,413) $    5,321  $    6,775
Income (loss) per share:
 Basic and diluted......   $   (3.06)  $   (4.26) $    (1.98) $   (19.17) $   (18.17) $      .47  $      .60
Shares used for
 computation............      11,311      11,382      11,365      11,412      11,416      11,353      11,273
Ratio of earnings to
 fixed charges(d).......           -           -           -           -           -        1.31        1.81
Balance Sheet Data:
Working capital(e)......   $  10,836   $  19,530  $   46,151  $   68,649  $  200,195  $   32,874  $   88,623
Total assets............     661,410     700,007     595,166     604,200     798,662     884,814     785,845
Long-term debt, less
 current maturities(e)..      26,211      32,738      27,073      33,296      53,396     289,643     269,798
Total stockholders' eq-
 uity (deficiency)......   $(320,532)  $(311,705) $ (285,950) $ (263,293) $  (45,010) $  163,432  $  163,680

--------

(a) Net of other income.
(b) The extraordinary item in fiscal year 1993 resulted from the refinancing of a credit agreement and the associated write-off of unamortized deferred financing costs.

(c) The fiscal year 1994 charge for the cumulative effect of accounting changes resulted from the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," and the fiscal year 1993 charge resulted from a change in the method of discounting accrued workers' compensation and general liability claims.
(d) For the periods presented since fiscal year 1994, earnings were insufficient to cover fixed charges by the amounts of the respective loss before income taxes. For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before taxes and extraordinary items plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense, including amortization of debt issuance cost, capitalized interest and a portion of rent expense which is deemed to be representative of an interest factor.
(e) Excludes liabilities subject to settlement under the reorganization case after the Chapter 11 filing.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

   The following unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of operations are based on the statements of Bradlees included elsewhere in this Prospectus as adjusted to give effect to the consummation of the Plan of Reorganization. The unaudited pro forma condensed consolidated statements of operations have been prepared as if the Effective Date of the Plan of Reorganization had occurred on February 1, 1997. The unaudited pro forma condensed consolidated balance sheet has been prepared assuming the Effective Date of the Plan of Reorganization had occurred on October 31, 1998.

   The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the Company's financial statements and the notes thereto appearing elsewhere in this Prospectus. The Unaudited Pro Forma Condensed Consolidated Financial Information is presented for informational purposes only and does not purport to represent what the Company's financial position or results of operations would actually have been if the Effective Date of the Plan of Reorganization had occurred on such date or at the beginning of the period indicated, or to project the Company's financial position or results of operations at any future date or for any future period.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                       Pro Forma Adjustments            Pro Forma
                         Oct. 31, 1998   Debits         Credits       Oct. 31, 1998
                         ------------- ----------     -----------     -------------
ASSETS
Current assets:
 Unrestricted cash and
  cash equivalents......   $ 10,959    $   11,000     $    11,000       $ 10,959
 Restricted cash and
  cash equivalents......     25,129             -          23,929(2)       1,200
                           --------    ----------     -----------       --------
  Total cash and cash
   equivalents..........     36,088        11,000          34,929         12,159
                           --------    ----------     -----------       --------
 Accounts receivable....     11,925                                       11,925
 Inventories............    318,883                         1,000(3h)    317,883
 Prepaid expenses.......     11,031             -               -         11,031
                           --------    ----------     -----------       --------
  Total current assets..    377,927        11,000          35,929        352,998
                           --------    ----------     -----------       --------
Property, plant and
 equipment, net:
 Property excluding
  capital leases, net...    123,892             -          11,000(2)     110,692
                                                            2,200(3j)
 Property under capital
  leases, net...........     17,732         9,196(3b)       5,406(3j)     21,522
                           --------    ----------     -----------       --------
  Total property, plant
   and equipment, net...    141,624         9,196          18,606        132,214
                           --------    ----------     -----------       --------
Other assets:
 Lease interests at fair
  value, net............    137,350             -          59,530(3j)     77,820
 Assets held for sale...          -         3,400(2)            -         14,000
                                           10,600(3d)
 Other, net.............      4,509         2,475(2)        1,222(3g)      4,498
                                                            1,264(3i)
 Reorganization value in
  excess of revalued
  assets................          -        14,985(3k)           -         14,985
                           --------    ----------     -----------       --------
  Total other assets....    141,859        31,460          62,016        111,303
                           --------    ----------     -----------       --------
  Total assets..........   $661,410    $   51,656     $   116,551       $596,515
                           ========    ==========     ===========       ========


 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                       Pro Forma Adjustments           Pro Forma
                         Oct. 31, 1998   Debits        Credits       Oct. 31, 1998
                         ------------- ----------     -----------    -------------
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 (DEFICIENCY)
Current liabilities:
 Accounts payable.......   $ 179,413   $        -     $        -       $179,413
 Accrued expenses.......      23,221        7,000(2)       2,000(1)      15,746
                                            2,475(3c)
 Self-insurance
  reserves..............       6,027            -              -          6,027
 Short-term debt........     157,392            -          8,571(2)     165,963
 Current portion of
  notes and capital
  lease obligations.....       1,038            -            750(2)       1,788
                           ---------   ----------     ----------       --------
  Total current
   liabilities..........     367,091        9,475         11,321        368,937
                           ---------   ----------     ----------       --------
Long-term liabilities:
 Obligations under
  capital leases........      26,211          321(3b)          -         25,890
 Convertible notes
  payable...............           -       11,000         40,000(2)      29,000
 Deferred income taxes..       8,581        8,581(3h)          -              -
 Self-insurance
  reserves..............      12,237            -              -         12,237
 Unfavorable lease
  liability.............           -            -         45,573(3j)     45,573
 Other long-term
  liabilities...........      19,034            -          2,000(1)      29,878
                                                           6,550(2)
                                                           2,294(3f)
                           ---------   ----------     ----------       --------
  Total long-term
   liabilities..........      66,063       19,902         96,417        142,578
                           ---------   ----------     ----------       --------
Liabilities subject to
 settlement under the
 reorganization case....     548,788      548,788(2)           -              -
Stockholders' equity
 (deficiency):
 Common stock
  Par value.............         115          115(3a)        102(2)         102
  Additional paid-in-
   capital..............     137,821      137,821(3a)     84,898(2)      84,898
 Accumulated deficit....    (457,665)       4,000(1)     393,463(2)           -
                                                          68,202(3)
 Treasury stock, at
  cost..................        (803)           -            803(3a)          -
                           ---------   ----------     ----------       --------
  Total stockholders'
   equity (deficiency)..    (320,532)     141,936        547,468         85,000
                           ---------   ----------     ----------       --------
  Total liabilities and
   stockholders' equity
   (deficiency).........   $ 661,410   $  720,101     $  655,206       $596,515
                           =========   ==========     ==========       ========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                        BRADLEES, INC. AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                (Dollars in thousands except per share amounts)

                                                                          Pro Forma
                            39 Weeks                                      39 Weeks
                              Ended     Pro Forma Adjustments               Ended
                          Oct. 31, 1998   Debits          Credits       Oct. 31, 1998
                          ------------- ----------      -----------     -------------
Total sales.............    $939,203         3,381(1)             -       $935,822
Leased department
 sales..................      32,818            70(1)             -         32,748
                            --------                                      --------
Net sales...............     906,385                                       903,074
Cost of goods sold......     635,383             -            2,472(1)     632,911
                            --------                                      --------
Gross margin............     271,002                                       270,163
Leased department and
 other operating in-
 come...................       8,757            25(1)             -          8,732
                            --------                                      --------
                             279,759                                       278,895
Selling, store
 operating,
 administrative and
 distribution expenses..     280,326         2,967(3)           631(1)     278,498
                                             1,021(6)         5,773(7)
                                               724(10)          136(11)
Depreciation and amorti-
 zation expense.........      24,370             -                3(1)      12,761
                                                              5,103(3)
                                                              2,253(5)
                                                                469(6)
                                                              3,781(9)
Loss on disposition of
 properties.............         241                                           241
Interest and debt ex-
 pense..................      11,960           869(4)         1,215(4)      21,189
                                             9,575(8)
Reorganization items....      (2,555)        2,555(2)             -              -
                            --------                                      --------
Net loss................    $(34,583)                                     $(33,794)
                            ========                                      ========
Comprehensive loss......    $(34,583)                                     $(33,794)
                            ========                                      ========
Net loss per share - ba-
 sic and diluted........    $  (3.06)                                     $  (3.30)(12)
                            ========                                      ========
Weighted average shares
 outstanding (in
 thousands) - basis and
 diluted................      11,311                                        10,226
                            ========                                      ========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                (Dollars in thousands except per share amounts)

                                                                         Pro Forma
                           52 Weeks                                      52 Weeks
                             Ended     Pro Forma Adjustments               Ended
                         Jan. 31, 1998   Debits         Credits        Jan. 31, 1998
                         ------------- -----------     -----------     -------------
Total sales.............  $1,392,250   $    51,267(1)                   $1,340,983
Leased sales............      47,806         1,571(1)                       46,235
                          ----------                                    ----------
Net sales...............   1,344,444                                     1,294,748
Cost of goods sold......     948,087                       35,343(1)       910,291
                                                            2,453(2)
                          ----------                                    ----------
Gross margin............     396,357                                       384,457
Leased department and
 other operating
 income.................      12,151           389(1)                       11,762
                          ----------                                    ----------
                             408,508                                       396,219
Selling, store
 operating,
 administrative and
 distribution expenses..     382,910         3,957(4)      14,617(1)       370,556
                                             1,361(7)       7,697(8)
                                             4,879(11)        237(12)
Depreciation and
 amortization expense...      36,244                          187(1)        19,912
                                                            7,464(4)
                                                            3,004(6)
                                                              636(7)
                                                            5,041(10)
Gain on disposition of
 properties.............      (5,425)                                       (5,425)
Interest and debt
 expense................      16,584        15,510(9)       3,751(5)        29,701
                                             1,358(5)
Reorganization items....         752                          752(3)             -
                          ----------                                    ----------
Loss before income
 taxes..................     (22,557)                                      (18,525)
Income taxes............           -                                             -
                          ----------                                    ----------
Net loss................  $  (22,557)                                   $  (18,525)
                          ==========                                    ==========
Net loss per share -
  basic and diluted.....  $    (1.98)                                   $    (1.81)(13)
                          ==========                                    ==========
Weighted average shares
 outstanding (in
 thousands) - basic and
 diluted................      11,365                                        10,226
                          ==========                                    ==========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                                 BRADLEES, INC.

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited pro forma condensed consolidated balance sheet as of October 31, 1998, and the unaudited pro forma condensed consolidated statements of operations for the 52 weeks ended January 31, 1998 and for the 39 weeks ended October 31, 1998.

   The unaudited pro forma condensed consolidated financial statements reflect the adjustments described under "Pro Forma Adjustments" below, which are based on the assumptions and preliminary estimates described therein, which are subject to change. These statements do not purport to be indicative of the financial position and results of operations of Bradlees as of such dates or for such periods, nor are they indicative of future results. Furthermore, these unaudited pro forma condensed consolidated financial statements do not reflect anticipated changes which may occur as the result of activities before and after the Effective Date of the Plan of Reorganization and other matters. (For the purposes of the unaudited pro forma condensed consolidated financial statements, the "Effective Date" is assumed to be October 31, 1998 for the unaudited pro forma condensed consolidated balance sheet, and February 1, 1997 for the unaudited pro forma condensed consolidated statements of operations.)

   The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus.

PRO FORMA ADJUSTMENTS

   The unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of operations reflect the following pro forma adjustments based on the assumptions described below:

   October 31, 1998 Balance Sheet Pro Forma Adjustments

   1. Reserves established prior to emergence for emergence-related and performance bonuses payable on the Effective Date or subsequent to the Effective Date.

   2. Plan consummation distributions that include, among other things, an estimated equity value of $85.0 million, $14.0 million in cash distributions, and 9% Convertible Notes totaling $40.0 million. In connection with the consummation of the Plan, we will receive $11 million in cash for the modification to the Union Square lease and immediately pay down the 9% Convertible Notes. The reduction of $11.0 million in property, plant and equipment, net, includes a write-off of $7.6 million for the Union Square store and a reclassification of $3.4 million to assets held for sale for one store lease that is expected to be sold to help fund the further paydown of the 9% Convertible Notes.

        The payment of $23.9 million out of restricted funds and $8.6 million out of borrowings is for certain settlements due under the POR and for financing costs of $2.5 million associated with the post-emergence revolver. The total payment of $32.5 million is expected to fund all administrative and convenience claims, including the bonuses due at consummation and the exit financing costs, with the remaining restricted cash held for security deposits for post-emergence payments.

   3. Fresh-start accounting adjustments that reflect the estimated adjustments necessary to adopt fresh-start reporting in accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Fresh-start reporting requires that the reorganization value of Bradlees be allocated to Bradlees' assets in conformity with APB Opinion 16, "Business Combinations", for transactions reported on the basis of the purchase method. The portion of the assigned reorganization value exceeding the revalued net assets is recorded as a long-term asset. The calculation of the preliminary and estimated new equity value is discussed in detail in Section Three (Subsection XIII) of the Disclosure Statement filed as an exhibit to this Registration Statement. See also "Risk Factors--Post Bankruptcy Risks-- Determination of Equity Value."

     The fresh-start accounting adjustments are summarized as follows:

     a. Cancellation of the old common stock pursuant to the Plan and close-out to retained earnings.

     b. A revaluation of all capital lease obligations and related capital lease assets using our estimated October 31, 1998 borrowing rate (12%) for similar financings.

     c. Revaluation of the straight-line rent reserve ($2.5 million). Straight-line rent is recalculated on a going-forward basis by the reorganized Bradlees.

     d. Revaluation of the store lease held for sale to an estimated total net realizable value of $14 million.

     e. Restatement of LIFO merchandise inventories to estimated fair value approximates FIFO cost. Inventories valued at FIFO cost then become the base year layer for LIFO inventories in the post-consummation financial reporting period. No LIFO adjustment is expected.

     f. Recording of additional pension plan liability of $4.3 million (excluding the impact from the fourth quarter non-union pension freeze--Note 8 to the October 31, 1998 Form 10-Q) and additional Supplemental Executive Retirement Plan (the "SERP") liability of $1.4 million, reduced by the write-off of the unrecognized FAS No. 106 prior service costs of $3.4 million.

     g. Revaluation of the intangible SERP asset ($1.2 million) to its estimated net realizable value.

     h. Write-off ($8.6 million) of deferred income taxes (due to a change in the status of timing differences) and a $1.0 million reduction to reflect inventory at its estimated net realizable value.

     i. Write-off of the unamortized deferred financing charges ($1.3 million) associated with the terminated Debtor-in-Possession
            (DIP) bank facility which will be amortized prior to emergence.

     j. Revaluation of fixed assets and leasehold interests based upon the estimated fair market value of properties and leases while considering the current markets in which Bradlees has locations. This revaluation resulted in, among other things, the recording of a write-down of $59.5 million in favorable lease interests and an unfavorable lease liability of $45.6 million for certain locations. The remaining favorable lease interests and the unfavorable lease liability will both be amortized to rent expense.

     k. Recording of the reorganization value in excess of the revalued assets at October 31, 1998.

   The Company expects to incur charges of approximately $5.1 million prior to emergence for an estimated going-out-of-business inventory impairment of $1.5 million and other store closing costs of $3.6 million for two store closings anticipated to occur by the end of fiscal year 1999.

   Pro Forma Adjustments - Statement of Operations for the Thirty-nine Weeks Ended October 31, 1998

   1. To eliminate the sales and expense amounts associated with five stores closed in February, 1998.

   2.   To eliminate reorganization items.

   3. Adjustment in amortization of lease interests revalued under fresh-start reporting.

   4. To record amortization of post-emergence deferred financing costs and reverse the historical year to date amortization of deferred financing costs.

   5. Reduction in depreciation expense due to certain reclassifications to assets held for sale and fixed asset write-offs resulting from fresh-start reporting.

   6. To adjust lease rent expense and amortization expense for revised straight-line rent calculations.

   7. To adjust lease rent expense for amortization of the unfavorable lease liability.

   8. To adjust interest expense for amortization of the discount on the unfavorable lease liability and for increased interest expense resulting from a slightly higher average revolver borrowing level, the 9% Convertible Notes and other issued notes.

   9. To record reduction in depreciation and amortization expense resulting from the allocation of the estimated excess of revalued assets over the reorganization value at February 1, 1997.

   10. To record additional FAS No. 106 expense as a result of fresh-start reporting.

   11.  To reduce pension expense as a result of fresh-start reporting.

   12. Pro forma earnings per share were computed based on the estimated weighted average number of common shares outstanding during the applicable period assuming that the Plan was effective on February 1, 1997.

   Pro Forma Adjustments - Statement of Operations for the Fiscal Year Ended January 31, 1998

   1. To eliminate the sales and expense amounts associated with six stores closed since February 1, 1997, excluding one store that was assumed to be closed and sold in the ordinary course of business in January, 1998.

   2. To eliminate the provision for inventory impairment for the stores closed in 1998.

   3. To eliminate reorganization items, which include charges associated with closing the six stores.

   4. Adjustment in amortization of lease interests revalued under fresh-start reporting.

   5. To record amortization of post-emergence deferred financing costs and reverse the historical fiscal year 1997 amortization of deferred financing costs.

   6. Reduction in depreciation expense due to certain reclassifications to assets held for sale and fixed asset write-offs resulting from fresh-start reporting.

   7. To adjust lease rent expense and amortization expense for revised straight-line rent calculations.

   8. To adjust lease rent expense for amortization of the unfavorable lease liability.

   9. To adjust interest expense for amortization of the discount on the unfavorable lease liability and for increased interest expense resulting from a higher average revolver borrowing level and the 9% Convertible Notes and other issued notes.

   10. To record reduction in depreciation and amortization expense resulting from the allocation of the estimated excess of revalued assets over the reorganization value at February 1, 1997.

   11. To record additional FAS No. 106 expense and eliminate the fiscal year 1997 curtailment gain as a result of the effect of fresh-start reporting and the associated write-off of unamortized prior service costs.

   12. To reduce pension and SERP expense as a result of the effect of fresh-start reporting.

   13. Pro forma earnings per share were computed based on the estimated weighted average number of common shares outstanding during the applicable period assuming that the Plan was effective on February 1, 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

   The following discussion and analysis is based on our results of operations detailed below for the 52 weeks ended January 31, 1998 ("1997"), the 52 weeks ended February 1, 1997 ("1996") and the 53 weeks ended February 3, 1996 ("1995"). The financial information discussed below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The following table sets forth information concerning the number of our stores.

                                            Fiscal Year Ended
                            January 31, 1998 February 1, 1997 February 3, 1996
                            ---------------- ---------------- ----------------
Stores, beginning of
 period....................       110              134              136
New stores.................         -                3                -
Closed stores..............        (1)(a)          (27)              (2)
                                  ---              ---              ---
Stores, end of period......       109              110              134
                                  ===              ===              ===

--------
(a) Excludes six stores closed in February, 1998.

   The following table sets forth the amounts (in millions) and the percentages of net sales for the items reflected in our Statements of Operations for the periods indicated.

                               1997               1996               1995
                          ----------------   ----------------   ---------------
Net sales...............  $ 1,344.4  100.0 % $ 1,561.7  100.0 % $1,780.8  100.0 %
Cost of goods sold......      948.0   70.5 %   1,127.6   72.2 %  1,289.1   72.4 %
                          ---------  -----   ---------  -----   --------  -----
Gross margin............      396.4   29.5 %     434.1   27.8 %    491.7   27.6 %
Leased department and
 other operating
 income.................       12.1    0.9 %      13.7    0.9 %     15.1    0.8 %
                          ---------  -----   ---------  -----   --------  -----
                              408.5   30.4       447.8   28.7 %    506.8   28.5 %
Selling, store
 operating,
 administrative and
 distribution expenses..      382.9   28.5 %     504.0   32.3 %    572.8   32.2 %
Depreciation and
 amortization expense...       36.2    2.7 %      42.2    2.7 %     54.4    3.1 %
                          ---------  -----   ---------  -----   --------  -----
Operating loss..........      (10.6)  (0.8)%     (98.4)  (6.3)%   (120.4)  (6.8)%
Gain on disposition of
 properties.............       (5.4)  (0.4)%      (1.7)  (0.1)%        -      -
Interest and debt
 expense................       16.6    1.2 %      11.5    0.7 %     27.2    1.5 %
Impairment of long-lived
 assets.................          -      -        40.8    2.6 %     99.4    5.6 %
Reorganization items....        0.8    0.1 %      69.8    4.5 %     65.0    3.6 %
Income tax benefit......          -      -           -      -     (104.6)  (5.9)%
                          ---------  -----   ---------  -----   --------  -----
Net loss................  $   (22.6)  (1.7)% $  (218.8) (14.0)% $ (207.4) (11.6)%
                          =========  =====   =========  =====   ========  =====

   Our business is seasonal in nature, with a significant portion of our net sales occurring in the fourth quarter, which includes the holiday selling season. Comparable store sales, which include leased shoe department sales, for each year are discussed below and represent percentage increases/decreases over the prior year for stores that were open and operated by Bradlees for at least the prior full fiscal year. The rate of inflation did not have a significant effect on sales during these years.

1997 Compared to 1996

   Net sales for 1997 declined $217.3 million or 13.9% from 1996 due primarily to the closing of 27 stores during 1996 and a 5.0% decrease in comparable store sales. The major cause for the decline in comparable store sales was our significant reduction in the number of promotional activities in 1997, which had historically poor profit productivity.

   We are focusing on three key merchandise categories: moderately priced basic and casual apparel, basic and fashion items for the home, and frequently purchased convenience and commodity products. We believe that we can strategically leverage our strength in the quality and fashion content of our product offerings while driving traffic with selected hardlines merchandise. Management is continuing efforts to improve sales, including the expansion of both the "Wow!" (opportunistic and unadvertised purchases) and "Certified Value" (everyday low prices on selected highly recognizable products) programs that have been particularly successful to-date. Comparable store sales stabilized during the fourth quarter of 1997 (unchanged from 1996).

   Gross margin declined $37.7 million but increased 1.7% as a percentage of net sales in 1997 compared to 1996. The decline in gross margin dollars was due to the store closings and lower comparable store sales, partially offset by the increase in the gross margin rate. The increase in the rate was primarily due to a lower markdown rate resulting from fewer promotions, improved inventory control and a decrease of $3.7 million in 1997 compared to 1996 in going-out-of-business markdown provisions for closed stores included in cost of goods sold, partially offset by a slightly lower overall initial markup.

   Leased department income and other operating income declined $1.6 million but was unchanged as a percentage of net sales in 1997 compared to 1996. The decline was primarily due to lower leased shoe department sales partially offset by the benefit of layaway income (classified as other operating income) from the layaway program that was reimplemented in the second half of 1997.

   Selling, store operating, administrative and distribution ("SG&A") expenses declined $121.1 million and 3.8% as a percentage of net sales in 1997 compared to 1996. The decline in SG&A expenses was due to the closed stores and numerous expense reduction initiatives, including substantial reductions in overhead and advertising costs, designed to begin bringing our SG&A rate to a more competitive level. Included in the 1997 SG&A expense reductions were a $4.5 million expense credit resulting from the elimination of automatic beginning of year vacation vesting for certain pay groups and a $3.9 million curtailment gain associated with a reduction in retiree medical benefits.

   Depreciation and amortization expense declined $6.0 million in 1997 compared to 1996, primarily as a result of the closed stores and the 1996 year-end write-downs of certain long-lived assets in accordance with SFAS No. 121. However as a percentage of net sales, depreciation and amortization remained unchanged.

   We sold an owned store in January, 1998 for approximately $8.0 million and recognized a gain of $5.4 million. This store was closed as a result of the sale of the property and the sale was not directly associated with the Chapter 11 proceedings; therefore, the gain was not classified as a reorganization item. The net proceeds from this sale were placed into restricted funds.

   Interest and debt expense increased $5.1 million or .5% as a percentage of net sales in 1997 compared to 1996 due primarily to higher average borrowings under the debtor-in-possession credit facilities in 1997 and a $1.1 million write-off in 1997 of deferred financing costs associated with the replacement of the prior DIP facility. Interest expense in 1996 includes a credit of $.8 million resulting from a change in the interest rate used to discount self-insurance reserves.

   Reorganization items resulted in net charges of $.8 and $69.8 million, or .1% and 4.5% of net sales, in 1997 and 1996, respectively. These net charges related directly to the Chapter 11 proceedings and associated restructuring of our operations.

   We did not incur any income tax expense or benefit in 1997 and 1996.

1996 Compared to 1995

   Net sales for 1996 declined $219.1 million or 12.3% from 1995 due primarily to the closing of 27 stores in 1996 and a 5.4% decrease in comparable store sales. The major causes for the decline in comparable store sales were our relatively rapid introduction of higher-priced merchandise at the expense of many lower opening price-point merchandise categories, elimination of layaway, significant reduction in the number of basic convenience and commodity items that are generally sold in discount stores, and changes in our advertising strategy that included a reduction in the number of merchandise offerings in our weekly circular. Although we improved the quality and fashion of our merchandise in 1996, the changes that were implemented assumed rapid customer acceptance of the new merchandise mix and significant sales from increased promotional activities.

   Gross margin declined $57.6 million but increased .2% as a percentage of net sales in 1996 compared to 1995. The decline in gross margin dollars was due to the lower sales, partially offset by the slight increase in the gross margin rate. The increase in the rate was due to a higher overall initial markup and lower inventory shrink, partially offset by a higher markdown rate associated primarily with increased promotional activities and the negative impact of a $6.7 million going-out-of-business markdown provision included in cost of goods sold in 1996.

   Leased department income and other operating income declined $1.4 million but increased .1% as a percentage of net sales in 1996 compared to 1995. The decline was due to lower leased shoe department sales and the absence of any layaway income since the discontinuance of the layaway program in August, 1995.

   SG&A expenses declined $68.8 million but increased .1% as a percentage of net sales in 1996 compared to 1995. The decline in SG&A expenses was due to the closed stores and reductions in logistics and certain home office expenses, partially offset by an increase in advertising expenses. The increase in SG&A expenses as a percentage of net sales was due to the sales decline in 1996.

   Depreciation and amortization expense declined $12.2 million or .4% as a percentage of net sales in 1996 compared to 1995, primarily as a result of the closed stores and the 1995 year-end write-down of certain long-lived assets in accordance with the adoption of SFAS No. 121.

   We recognized a gain of $1.7 million in 1996 for forfeited deposits received on the unconsummated sale of an owned undeveloped property.

   Interest and debt expense declined $15.7 million or .8% as a percentage of net sales in 1996 compared to 1995 due primarily to the discontinuance of accruing interest on substantially all pre-petition debt subsequent to our filing for bankruptcy on June 23, 1995. Interest expense includes a credit of $.8 million in 1996 and a $2.9 million charge in 1995 resulting from changes in the interest rate used to discount self-insurance reserves.

   We incurred charges of $40.8 and $99.4 million, or 2.6% and 5.6% of net sales, in 1996 and 1995, respectively, due to the impairment of certain long-lived assets in accordance with SFAS No. 121.

   Reorganization items resulted in net charges of $69.8 and $65.0 million, or 4.5% and 3.6% of net sales, in 1996 and 1995, respectively. These net charges related directly to the Chapter 11 proceedings and associated restructuring of our operations.

   We did not incur any income tax expense or benefit in 1996 compared to an income tax benefit of $104.5 million in 1995. A portion of our 1995 loss before income taxes was utilized in April, 1996 to recover $24.5 million of income taxes previously paid, of which $6.0 million was restricted in April, 1996 pending further order of the Bankruptcy Court.

Year-to-Date 1998 Compared to Year-to-Date 1997

                                                       39 weeks ended
                                              October 31, 1998 November 1, 1997
                                              ---------------- ----------------
Stores, beginning of period.................          109              110
New stores..................................            -                -
Closed stores...............................           (6)              (1)
                                                   ------           ------
Stores, end of period.......................          103              109
                                                   ======           ======

   Results of operations, summarized in millions of dollars and expressed as a percentage of net sales were as follows for the 39 weeks ended October 31, 1998
("Year-to-Date 1998") and for the 39 weeks ended November 1, 1997 ("Year-to-
Date 1997"):

                                                Year to Date     Year to Date
                                                    1998             1997
                                              ---------------- ----------------
                                                 (Dollars in millions except
                                                     per share amounts)
Total sales.................................       $939.2           $930.7
Leased dept. sales..........................         32.8             35.5
                                                   ------           ------
Net sales...................................        906.4            895.2
Cost of goods sold..........................        635.4            625.5
                                                   ------           ------
Gross margin................................        271.0            269.7
Leased dept. and other operating income.....          8.7              8.7
                                                   ------           ------
                                                    279.7            278.4
Selling, store operating, administrative and
 distribution expenses......................        280.3            289.8
Depreciation and amortization expense.......         24.4             27.5
Loss on disposition of properties...........          0.2                -
Interest and debt expense...................         12.0             11.7
Reorganization items........................         (2.6)            (2.1)
                                                   ------           ------
  Net loss..................................       $(34.6)          $(48.5)
                                                   ======           ======
  Net loss per share........................       $(3.06)          $(4.26)
                                                   ======           ======
Total sales increase (decrease):
  All stores................................          0.9%           (19.5)%
  Comparable stores.........................          4.7%            (7.6)%

                                                       39 Weeks Ended
                                              October 31, 1998 November 1, 1997
                                              ---------------- ----------------
As a percentage of net sales, results were
 as follows:
Net sales...................................       100.0 %          100.0 %
Cost of goods sold..........................        70.1             69.9
                                                   -----            -----
Gross margin................................        29.9             30.1
Leased dept. and other operating income.....         0.9              1.0
                                                   -----            -----
                                                    30.8             31.1
Selling, store operating, administrative and
 distribution expenses......................        30.9             32.3
Depreciation and amortization expense.......         2.7              3.1
Loss on disposition of properties...........           -                -
Interest and debt expense...................         1.3              1.3
Reorganization items........................        (0.3)            (0.2)
                                                   -----            -----
Net loss....................................        (3.8)%           (5.4)%
                                                   =====            =====

   Year-to-Date 1998 total sales increased $8.5 million or 0.9% from Year-to-Date 1997 due to an increase of 4.7% in comparable store sales, partially offset by the impact from closing six stores in February, 1998. The increase in Year-to-Date 1998 comparable store sales was due primarily to various merchandising and marketing initiatives started in 1997, including the reintroduction of layaway, lower opening price points in certain departments, more item-intensive and price-point oriented circular ad offerings, the addition of certain convenience and commodity products to drive traffic, and the implementation of two key programs: "Certified Value" (highlights certain key recognizable items at competitive everyday prices) and "WOW!" (integrates targeted and unadvertised opportunistic purchases).

   Gross margin for Year-to-Date 1998 increased $1.3 million, primarily as a result of the strong comparable store sales and decreased 0.2% as a percentage of net sales due primarily to a lower initial markup. Leased department and other operating income was unchanged in Year-to-Date 1998 compared to Year-to-Date 1997, as layaway fee income more than offset the impact from the store closings and unfavorable leased shoe department sales.

   Year-to-Date 1998 SG&A expenses declined $9.5 million or 1.4% as a percentage of net sales compared to Year-to-Date 1997. The improved SG&A expense performance was due primarily to advertising, home office and benefits expense reductions, partially offset by last year's third quarter reduction of $3.6 million in self-insurance reserves.

   Depreciation and amortization expense declined $3.1 million or 0.4% as a percentage of net sales in Year-to-Date 1998 compared to Year-to-Date 1997. The decline was primarily due to the closing of six stores in February 1998.

   Interest and debt expense increased $0.3 million and remained the same as a percentage of net sales in Year-to-Date 1998 from Year-to-Date 1997. Peak and average revolver borrowings were $162 and $116 million, respectively, in Year-to-Date 1998 compared to $144 and $85 million, respectively, in Year-to-Date 1997, and the weighted average revolver interest rate was 7.93% during Year-to-Date 1998 compared to 7.51% in the prior-year period. The unfavorable impact on Year-to-Date 1998 interest expense from these factors was mostly offset by lower bank fees, lower capital lease interest expense and lower amortization of deferred financing costs.

   Reorganization credits of $2.6 and $2.1 million for Year-to-Date 1998 and Year-to-Date 1997, respectively, were associated with the Chapter 11 proceedings and related restructuring and are discussed in Note 6.

   We did not record an income tax provision in Year-to-Date 1998 due to the current expectation of no income tax expense or benefit in 1998. There was no income tax expense or benefit recorded in Year-to-Date 1997.

Liquidity and Capital Resources

   We had outstanding borrowings of $157.4 million at October 31, 1998, exclusive of the issuance of letters of credit, under our $250 million DIP Facility (Note 4). As of November 1, 1997, we had outstanding borrowings of $131.5 million, exclusive of the issuance of letters of credit, under the prior DIP facility (Note 4). The increase in borrowings since the end of the third quarter of 1997 relates primarily to the net loss incurred in Year-to-Date 1998, along with payments for Chapter 11 professional fees and other reorganization expenses.

   We currently expect our borrowings, exclusive of the issuance of letters of credit, for the fourth quarter of 1998 to peak at approximately $167 million in November, 1998 and average approximately $120 million. The revolver amount available to borrow in the fourth quarter of 1998, after deducting expected letters of credit outstanding, is currently expected to peak at approximately $225 million in November, 1998 and average approximately $185 million.

   Other than payments made to certain pre-petition creditors approved by the Bankruptcy Court (Notes 2 and 4), principal and interest payments on indebtedness, exclusive of certain capital lease obligations, incurred prior to Chapter 11 have not been made and will not be made without Bankruptcy Court approval or until the Plan of Reorganization has been consummated. Virtually all pre-petition indebtedness of Bradlees is subject to settlement under the reorganization case.

   In Year-to-Date 1998, cash used by operations before reorganization items was $48.8 million, compared to $50.8 million of cash used by operations before reorganization items in Year-to-Date 1997. Net cash used by reorganization items in Year-to-Date 1998 of $10.3 million was comprised of professional fee payments of $7.8 million and store closing and severance costs of $3.2 million, partially offset by interest income on restricted funds of $0.7 million.

   Inventories at October 31, 1998 decreased $16.5 million from November 1, 1997, due primarily to the closing of six stores in February 1998 (inventories decreased approximately $1.1 million, excluding the impact of the closed stores). Accounts payable at October 31, 1998 decreased $16.9 million from November 1, 1997, mostly due to the decrease in inventories. The increases in inventories and accounts payable from January 31, 1998 were primarily the result of normal seasonal build-ups.

   Accrued expenses at October 31, 1998 were $7.3 million lower than at January 31, 1998, due primarily to payments made against certain reserves established in or prior to 1997 for performance bonuses, employee severance and termination benefits and store closing costs. Accrued expenses were $11.4 million lower than at November 1, 1997, due primarily to reductions in severance reserves, vacation pay liabilities and store closing costs.

   We incurred capital expenditures of $10.4 million in Year-to-Date 1998 (compared to $14.7 million in Year-to-Date 1997), primarily for management information systems, store remodels and store maintenance projects. The larger Year-to-Date 1997 total was principally a result of the 1997 expenditures associated with a new merchandise management system. For all of 1998, we expect total capital expenditures to total approximately $18 to $20 million, primarily for management information systems (including the initial expenditures for a warehouse management system expected to be completed in 1999 and enhancements to the new merchandise management system), the remodeling of nine stores, and other store improvements and maintenance. We currently expect to finance these expenditures through internally-generated funds.

   We believe our business strategies and the availability of our DIP Facility and BankBoston Facility, together with our available cash and expected cash flows from 1998 operations and beyond, will enable us to fund our expected needs for working capital, capital expenditures and debt service requirements. Achievement of expected cash flows from operations will be dependent upon our attainment of sales, gross profit, expense and trade support levels that are reasonably consistent with our financial plans. Such operating performance will be subject to financial, economic and other factors affecting the industry and our operations, including factors beyond our control.

Year 2000 Readiness Disclosure

   We have determined that we must modify portions of our software so that our computer systems will properly recognize and use dates beyond December 31, 1999. We believe we can mitigate the impact of the Year 2000 disruption by upgrading or modifying existing software and, in certain instances, converting to new software. However, if the Year 2000 upgrades, modifications and conversions are not made, or are not made in a timely manner, the Year 2000 issue could have a material impact on our operations.

   We intend to use both internal and external resources to remediate, replace and test software for Year 2000 compliance. We have entered into a contract with a major outside consulting firm to provide the majority of the resources necessary to identify, and then replace or remediate, our affected systems. We intend to complete our Year 2000 project no later than the beginning of the fourth quarter of fiscal 1999, but currently expect to substantially complete the conversion by the second quarter of fiscal 1999. At this time, we expect the cost of the Year 2000 project to be approximately $3 to $4 million, the majority of which is being incurred in 1998 and included in SG&A expenses. Through October 31, 1998, we have incurred $1.9 million for such expense.

   The remaining major systems to be remediated or replaced are the Company's merchandise planning system (approximately 50% remediated) and store host systems (approximately 30% remediated) expected to be completed by the end of the first quarter of 1999, and the warehouse management system that is scheduled to be replaced by the end of the second quarter of 1999. A test of all systems, including store support and facility systems, for proper Year 2000 compliance is planned for the end of the second quarter of 1999.

   We are in the process of developing contingency plans in the event that such replacement or remediation is not fully completed in a timely manner. We have calculated the costs of the Year 2000 project and predicted the dates on which we plan to complete the Year 2000 modifications using our best estimates, which required using a number of assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, we can not guarantee that we will achieve the predicted estimates and our actual results could differ materially from those plans.

   We are also attempting to obtain representations and assurances from our third party providers of services and goods, including vendors of software products, that their software is or will be Year 2000 compliant on a timely basis. However, because certain of our processes may be interrelated with, or dependent upon, systems outside our control, we can give no assurances that the implementation of our Year 2000 project will be successful.

                                    BUSINESS

Company Overview

   We operate 103 discount department stores as of January 1, 1999, in seven states in the Northeast, primarily in the heavily populated corridor running from the Boston to the Philadelphia metropolitan areas. One store is planned to be closed in March, 1999. Headquartered in Braintree, Massachusetts, the Company and its predecessor have been active in the discount department store business for 40 years.

   Business Strategy. In 1995, we began to implement a strategy to position ourselves between traditional discount stores and department stores. Some of the initiatives associated with this strategy, especially the relatively rapid introduction of higher-price points, an aggressive clearance markdown policy, costly promotions of the Bradlees' credit card and associated elimination of layaway, significant reduction in the number of basic convenience and commodity items that are generally sold in discount stores, along with costly changes in our advertising strategy, resulted in significant sales and margin declines and operating losses. In late December, 1996, our Board of Directors appointed Peter Thorner as Chairman, CEO and President. Prior to joining Bradlees, Mr. Thorner led the successful turnaround of Ames Department Stores, Inc. In April, 1997, Mr. Thorner hired Robert Lynn as President and Chief Merchandising Officer.

   We made the following key modifications to our business strategy during 1997 to enhance profitability and improve customer service:

   . Reintroduced lower opening price points in a comprehensive variety of merchandise categories to enhance value and increase customer traffic;

   . Reduced costly promotional events and thereby reduced the likelihood of substandard profit margins;

   . Reintroduced certain basic convenience and commodity products that are typical of assortments carried by discount retailers;

   . Reinstituted a layaway program while controlling promotions of the Bradlees' credit card;

   .  Installed new in-store directional and departmental signage;

   .  Revised our markdown policy based on product rate of sale;

   . Modified weekly ad circulars to achieve more item-intensive and price-point oriented ad offerings;

   . Introduced both a "Certified Value" program that highlights certain key recognizable items at competitive everyday prices and a "Wow!" program which integrates targeted and unadvertised opportunistic purchases; and

   .  Significantly reduced overhead while improving operating efficiencies.

   We are focusing on three key merchandise categories: moderately-priced basic and casual apparel; basic and fashion items for the home; and frequently purchased convenience and commodity products. We believe we can strategically leverage our strength in the fashion and quality content of our apparel and decorative home product offerings while driving traffic with selected hardlines merchandise. Management has continued its efforts to improve sales and profitability in 1998, including the expansion of both the "Wow!" and "Certified Value" programs that have been particularly successful to-date.

   Merchandise Mix. We provide a broad spectrum of basic and fashion apparel (including private-label brands), basic and fashion home furnishings, convenience hard goods and extensive seasonal offerings. Our average merchandise mix in fiscal year 1997 was comprised of approximately 53% softlines and soft home furnishings and 47% hardlines, versus an estimated industry average of 42% softlines and soft home furnishings and 58% hardlines. Softline products generally have higher gross margins than hardline products.

   Advertising and Promotional Programs. Our marketing strategy is designed to appeal to our value-oriented customers. Sales are driven from competitive pricing and promotions, primarily in weekly circulars, that feature a large number of special values for the customer throughout the store. Approximately 45% of our sales were derived from our weekly circulars in 1997. Approximately
5.6 million circulars are distributed each week. Although circulars are our major promotional vehicle, we also use newspaper advertising, periodic television broadcasts, Bradlees credit-card statement inserts and in-store promotions. Point-of-purchase advertising, layaway, employee discounts and senior citizen discounts are also used as marketing vehicles.

   Operations. Several programs have been or are being implemented to improve store organization, thereby focusing us more intently on customer service while at the same time reducing expenses. These improvements included reducing the number of store regions from two to one and the number of store districts from nine to eight. In addition, store managers are using automated staff scheduling programs in 1998 to improve operating efficiency and provide better service to the customer.

   Management has improved productivity and controls and reduced expenses in other areas. For example, a new merchandising management system was implemented during 1997 and 1998 that facilitates, among other things, tracking merchandise more accurately and efficiently from vendors through distribution centers and to stores. In addition, we have begun developing a warehouse management system that is planned to be completed in 1999. We also installed a new mainframe computer and point-of-sale controllers and modified our point-of-sale equipment and software to allow for additional promotional capabilities, enhanced controls and improved customer service.

   Store Profitability. We closed six stores in February, 1998. We currently plan to sell our leasehold interests in our Yonkers, New York. We are also in the process of closing our Danvers, Massachusetts store. We continue to closely monitor the profitability of each store and will close, sell or relocate those stores whose performance is inadequate and not responsive to remedial actions.

Employees and Collective Bargaining Arrangements

   As of December 1, 1998, we employed approximately 10,000 people, of which approximately 66% are covered by collective bargaining agreements. Agreements affecting approximately 14% of the labor force will expire within one year and are expected to be renegotiated. We believe our relations with our employees are good.

Competition

   We compete in most of our markets with a variety of national, regional and local discount and other department and specialty stores, which vary by market. Some of these competitors have substantially greater resources than we do. We compete on the basis of product quality and value, merchandise selection, advertising and price. In addition, store location, appearance and customer service are important competitive factors. Our principal discount department store competitors are Caldor, Kmart and Wal-Mart, and in certain locations, Target and Ames. Caldor Corp., which has been in bankruptcy since 1995, announced on January 22, 1999 that it intends to close all of its stores and liquidate its assets. Our principal department store competitors are Sears and J.C. Penney. Target and Kohl's, a department store chain, are opening stores in some areas in which Bradlees operates. Management believes that it is pursuing the proper merchandising and marketing strategies and operating focus that should allow it to compete effectively in its operating areas. However, no assurances can be given that these strategies will further improve performance or that our business and financial performance will not be adversely affected by future competitive pressures.

Patents, Trademarks and Licenses

   The trademark "Bradlees" is registered with the United States Patent and Trademark Office. We have a significant number of other trademarks, trade names, and service marks. We do not consider any of these other trademarks, tradenames or services marks to individually have a material impact on our business.

Seasonality

   Our business is seasonal in nature, with a significant portion of net sales occurring in the fourth quarter, which includes the pivotal holiday selling season.

Credit Facility

   The BankBoston Facility provides us with a $250 million senior secured revolving credit facility (of which $125 million is available for issuance of letters of credit) and a $20 million junior secured "last in-last out" subfacility for a period until December 23, 2001. We can use the BankBoston Facility for working capital, general business needs and to pay off our DIP Facility.

   The senior secured tranche has an advance rate equal to 80% of the Loan Value of Eligible Receivables, plus generally 72% of the Loan Value of Eligible Inventory, subject to certain adjustments. The Company may also borrow up to an additional $20 million under the junior secured facility provided that the total inventory borrowings do not exceed 93% of the Loan to Value Ratio.

   The BankBoston Facility permits us to borrow funds under the senior secured tranche at an interest rate per annum equal to (a) the higher of (i) the annual rate of interest as announced by BankBoston as its "Base Rate" and (ii) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus 1/2 of 1% per annum; or (b) 2.25% per annum plus the quotient of (i) the LIBOR Rate in effect divided by (ii) a percentage equal to 100% minus the percentage established by the Board of Governors of the Federal Reserve System as the maximum rate for all reserves applicable to any member bank of the Federal Reserve System in respect of Eurocurrency Liabilities. Each of these rates is subject to a 0.50% increase in the event of overadvances. The junior secured subfacility permits us to borrow funds at the "Base Rate" plus 7.00% per annum.

   In connection with the BankBoston Facility, we have entered into a Security Agreement and a Pledge Agreement with BankBoston. The Security Agreement and the Pledge Agreement cover substantially all of our non-real estate assets. Under the terms of the BankBoston Facility, we have agreed to certain financial covenants including:

   . maintaining a minimum level of earnings before interest, taxes, depreciation and amortization;

   . capping our capital expenditures at $20 million annually, subject to certain exceptions;
   . agreeing not to let certain financial ratios which measure our debt coverage and accounts payable to inventory ratios drop below specified goals.

  See "Terms of Outstanding Indebtedness-Credit Agreement."

Further Information

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

FACILITIES

   The following chart shows the geographic distribution of our stores as of January 1, 1999:

      Maine.................................................................   1
      New Hampshire.........................................................   8
      Massachusetts.........................................................  36
      Connecticut...........................................................  17
      New York..............................................................   6
      New Jersey............................................................  29
      Pennsylvania..........................................................   6
                                                                             ---
      Total................................................................. 103
                                                                             ===

   We operate stores in a variety of sizes, with the current average store being 75,924 total square feet.

   Our distribution facilities are located in Edison, New Jersey and Braintree, Massachusetts. The 584,000 square foot Edison facility generally serves as the soft goods processing center for nearly all apparel and softlines merchandise and as the hardlines merchandise distribution facility for the New York, New Jersey and Pennsylvania stores. The 470,000 square foot Braintree facility generally services all stores with basic merchandise items and distributes hardlines merchandise to the New England stores.

   As of January 1, 1999, our stores, including the one store which is in the process of closing and one store which is expected to close by the end of fiscal year 1999, occupied a total of approximately 7,820,151 square feet of selling area. We lease all of our stores, two distribution centers and central office under long-term leases.

  Pursuant to the Plan of Reorganization, in exchange for a payment of $11.0 million by the landlord, we have revised certain terms of the lease for our Union Square, New York store, including amending the expiration date of such lease to be March 15, 2000 and eliminating lease terms which allowed for extensions of the lease. In addition, we have agreed to a $1.1 million annual increase in the rent for the remaining term of the lease.

LEGAL PROCEEDINGS

   On June 23, 1995, we filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York to reorganize under Chapter 11 of the United States Bankruptcy Code. Our modified plan of reorganization was confirmed on January 27, 1999, and became effective on the Effective Date. After the Effective Date, the Bankruptcy Court will retain jurisdiction over us for limited purposes. New Horizons of Yonkers, Inc. will remain in Chapter 11 after the Effective Date until it sells the leasehold interest it holds. Thus, it will continue to be subject to the jurisdiction of the Bankruptcy Court.


   From time to time, we are party to litigation arising in the ordinary course of business. We believe that no pending legal proceeding will have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

Directors and Executive Officers

   The names, ages, and current positions of all of the executive officers and directors of Bradlees, Inc. as of January 15, 1999 are listed below along with their business experience during the past five years. The Directors of Bradlees Stores, Inc. are Messrs. Thorner, Moses and Schmitt. The executive officers of Bradlees Stores, Inc. are the same as those of Bradlees, Inc.

Name            Age                           Position
----            ---                           --------
Robert A. Alt-
schuler.......  42  Director
Robert W.
Benenati......  50  Senior Vice President, Logistics
Stephen J.
Blauner.......  45  Director
W. Edward
Clingman,
Jr. ..........  45  Director
Bruce
 Conforto.....  46  Senior Vice President, Chief Information Officer
Gregory K.
 Dieffenbach..  49  Senior Vice President, Human Resources
Judith D. Dun-
 ning.........  48  Senior Vice President, Planning and Allocation
John M. Fried-
 man, Jr. ....  54  Director
Mark E.
 James........  49  Senior Vice President, Marketing
Lawrence Lie-
 berman.......  50  Director
Robert G.
 Lynn.........  48  Director, President and Chief Operating Officer
Charles K.
 MacDonald....  40  Director
Cornelius F.
 Moses
 III(1).......  40  Senior Vice President, Chief Financial Officer
Ronald T. Ray-
 mond.........  55  Senior Vice President, Asset Protection
William H.
 Roth.........  46  Director
David L.
 Schmitt(1)...  48  Senior Vice President, General Counsel, Secretary and Clerk
Sandra L.
 Smith........  41  Senior Vice President, General Merchandise Manager, Hardlines
Thomas N.
 Smith........  42  Senior Vice President, Stores
James C.
 Sparks.......  52  Senior Vice President, General Merchandise Manager, Softlines
Peter Thorn-
 er(1)........  55  Chairman and Chief Executive Officer

--------


(1) Director of Bradlees Stores, Inc.

   Mr. Altschuler became a Director of the Company in January 1999. He has served as Vice President and Director of Leasing for Marx Realty & Improvement Co. Inc. since 1987.

   Mr. Benenati became Senior Vice President, Logistics of the Company in October 1997. He was Senior Vice President, Operations, from February 1997 to October 1997. He was Senior Vice President, Distribution of the Company from June 1995 to February 1997. Prior to joining the Company, he was Senior Vice President, Distribution of QVC, Inc. from August 1994 to June 1995. He was Vice President, Operations and Administration for Simon and Schuster Publishing Co. from prior to 1993 to August 1994.

   Mr. Blauner became a Director of the Company in January 1999. He has served as a consultant on bankruptcy and distressed investing for a small group of clients since January 1998. In addition, since 1998 Mr. Blauner has served in an Of Counsel position to the law firm of Milbank, Tweed, Hadley & McCloy for the purposes of representing the Loan Syndications and Trading Association, Inc. as its outside general counsel. From prior to 1993 to December 1997, he served as a partner and head of the bankruptcy department at Milbank, Tweed, Hadley & McCloy.

   Mr. Clingman became a Director of the Company in January 1999. He has served as President and Chief Executive Officer of Best Products Co., Inc. ("Best Products") from January 1997 to the present (during Best Products' liquidation and related wind-down). Prior to serving as President and Chief Executive Officer, Mr. Clingman served as Senior Vice President, General Counsel and Secretary from May 1996 to December 1996. He served as Vice President, General Counsel and Secretary from March 1993 to May 1996. Mr. Clingman serves as a director of Best Products.

   Mr. Conforto became Senior Vice President, Chief Information Officer of the Company in April 1998. Prior to joining the Company, he was Vice President, Corporate Information Technology of HFS Incorporated from August 1996 to April 1997. He was Vice President of Information Services for Rickel Home Centers, Inc. from prior to 1993 to August 1996.

   Mr. Dieffenbach became Senior Vice President, Human Resources of the Company in July 1997. Prior to joining the Company, he was Vice President, Human Resources for Uptons Department Stores, Inc. from prior to 1993 to May 1997.

   Ms. Dunning became Senior Vice President, Planning and Allocation of the Company in February 1997. Ms. Dunning served as Vice President, Strategic Planning of the Company from January 1996 to February 1997. Prior to joining the Company, she was Vice President, Merchandise Planning of Rich's/Lazarus/Goldsmith's, a division of Federated Department Stores, Inc., from February 1995 to January 1996 and Vice President, Merchandise Planning of Lazarus Department Stores, Inc., a division of Federated Department Stores, Inc., from prior to 1993 to February 1995.

   Mr. Friedman became a Director of the Company in May 1996. Mr. Friedman was a partner at Dewey Ballantine from prior to 1993 to April 1996.

   Mr. James became Senior Vice President, Marketing of the Company in May 1997. Prior to joining the Company, he was Senior Vice President, Marketing and Advertising for Best Products from prior to 1993 to December 1996.

   Mr. Lieberman became a Director of the Company in January 1999. He has served as Vice President, Merchandising for ABC Home Furnishings Inc. since December 1990.

   Mr. Lynn became President and Chief Operating Officer of the Company in April 1998. He served as President and Chief Merchandising Officer of the Company from April 1997 to April 1998. Mr. Lynn was elected a Director of the Company in April 1997. Prior to joining the Company, he was a consultant to various retail and manufacturing clients from January 1996 to April 1997. He was Vice Chairman and Chief Operating Officer of American Eagle Outfitters, Inc. from January 1995 to December 1995 and a Director from April 1994 to December 1995. Mr. Lynn was a retail consultant to the creditors' committee in the McCrory bankruptcy from December 1993 to January 1995. Mr. Lynn served as President and Chief Executive Officer of the United States division of F.W. Woolworth from January 1989 to September 1993.

   Mr. MacDonald became a Director of the Company in January 1999. He has served as President of Morgandane Management Corp., an investment advisory firm, from 1997 to the present. From prior to 1993 to 1995, he was a portfolio manager for Stonington Management Corp. Mr. MacDonald also serves as a director of Atlantic Gulf Communities Corp.

   Mr. Moses became Senior Vice President, Chief Financial Officer of the Company in July 1996. Mr. Moses served as Senior Vice President, Finance of the Company from July 1995 to July 1996. Mr. Moses was Vice President, Finance of the Company from April 1995 to July 1995. Prior to joining the Company, Mr. Moses was Senior Vice President, Finance of Ames Department Stores, Inc. ("Ames") from prior to 1993 to April 1995.

   Mr. Raymond became Senior Vice President, Asset Protection of the Company in July 1995. Prior to joining the Company, he was Senior Vice President, Asset Protection for Ames from prior to 1993 to July 1995.

   Mr. Roth became a Director of the Company in January 1999. He has served as a partner at the law firm of Kelly & Roth since 1987.

   Mr. Schmitt has served as Senior Vice President, General Counsel, Secretary and Clerk of the Company since November 1995. He was Vice President, General Counsel, Secretary and Clerk of the Company from July 1995 to November 1995. Prior to joining the Company he was Vice President, Business Development for Wheelabrator Clean Water Systems, Inc. from 1994 to June 1995. He was President of CP Consulting from prior to 1993 to June 1994.

   Ms. Smith became Senior Vice President, General Merchandise Manager, Hardlines of the Company in July 1995. Ms. Smith served as Vice President, General Merchandise Manager, Hardlines of the Company from February 1994 to July 1995 and Divisional Merchandise Manager, Home Fashions of the Company from prior to 1993 to February 1994.

   Mr. Smith became Senior Vice President, Stores of the Company in December 1997. Prior to joining the Company, he was Director of Operations and Merchandising for Fry's Electronics from April 1995 to December 1997. He was Division Director for The Home Depot/Crossroads from June 1993 to April 1995. He was Regional Vice President for Wal-Mart from prior to 1993 to April 1993.

   Mr. Sparks became Senior Vice President, General Merchandise Manager, Softlines of the Company in July 1995. He was Vice President, General Merchandise Manager, Softlines of the Company from October 1994 to July 1995. Prior to joining the Company, Mr. Sparks was Vice President, General Merchandise Manager of Belk Lindsey from prior to 1993 to October 1994.

   Mr. Thorner has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since April 1997. He served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company from December 1996 to April 1997. He served as President and Chief Operating Officer of the Company from June 1995 to December 1996 and he was elected a Director of the Company in July 1995. He was Vice Chairman of the Company from March 1995 to June 1995. Prior to joining the Company, he was President, Chief Operating Officer and Acting Chief Executive Officer and a member of the Board of Directors of Ames from prior to 1993 to 1994.

   On September 24, 1996, while Mr. James was Senior Vice President, Marketing and Advertising of Best Products, and Mr. Clingman was Senior Vice President, General Counsel and Secretary of Best Products, Best Products filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Best Products was subsequently liquidated.

   Mr. Conforto was Vice President of Information Services for Rickel Home Centers, Inc. when they filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Rickel Home Centers, Inc. was subsequently liquidated.

Board of Directors of Bradlees, Inc. and Its Committees

   The business of Bradlees, Inc. is managed under the direction of the Board of Directors. As of the Effective Date, there are nine members of the Board of Directors of Bradlees, Inc. These directors were selected pursuant to the Plan and assumed their positions immediately prior to the Effective Date. The Amended and Restated Articles of Organization of Bradlees, Inc. provide that the members of the Board of Directors shall serve initial terms which will expire upon the election and qualification of directors at each annual meeting of stockholders. At each annual meeting of stockholders, the successors of the directors will be elected by a plurality of the votes cast at such meeting. Bradlees, Inc. intends to hold its first annual meeting after the Effective Date in the Spring of 2000.

   The Board of Bradlees, Inc. has established an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a nominating committee (the "Nominating Committee"). The Audit Committee, which consists solely of outside directors, recommends to the Board of Directors the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit. The Audit Committee also reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the accountants' independence.

   The Compensation Committee, which consists solely of outside directors, reviews and recommends to the Board of Directors the compensation arrangements for all directors and officers, approves such arrangements for other senior level employees and administers and takes such other action as may be required in connection with certain compensation and incentive plans of the Company. The Compensation Committee also determines the number of options to be granted or shares of Common Stock to be issued to eligible persons under our Bradlees, Inc. 1999 Stock Option Plan (the "Stock Plan"). In addition, the Compensation Committee establishes, amends and revokes rules and regulations for administration of the Stock Plan.

   The Nominating Committee consists of the Chairman of the Board and two other non-employee directors selected by the Chairman of the Board. The purpose of the Nominating Committee is to facilitate the nomination of directors to fill vacancies on the Board.

Board of Directors of Bradlees Stores, Inc.

   The business of Bradlees Stores, Inc. is managed by its Board of Directors. As of the Effective Date, there were three members of its Board of Directors. The Amended and Restated Articles of Organization of Bradlees Stores, Inc. provide that the members of the Board of Directors shall serve initial terms which will expire upon the election and qualification of directors at each annual meeting of stockholders.

                           SUMMARY COMPENSATION TABLE

   The following table sets forth the earned compensation for the Chief Executive Officer of the Company and our four highest-paid executive officers in 1997 other than the Chief Executive Officer (the "Named Officers") for fiscal years 1997, 1996 and 1995.

                           Summary Compensation Table

                                                                         Long Term Compensation
                                                                     ---------------------------------
                                                                             Awards
                                                                     ------------------------
                                                                                              Payouts
                                                                                              --------
                                    Annual Compensation
                               ------------------------------------
                                                                     Restricted   Securities
Name and                                               Other Annual    Stock      Underlying    LTIP       All Other
Principal Position        Year  Salary      Bonus      Compensation    Awards     Option/SARs Payouts     Compensation
------------------        ---- --------    --------    ------------  ----------   ----------- --------    ------------
Peter Thorner...........  1997 $741,827    $299,063(l)           (2)         -            -   $150,000(3)    $9,318(4)
Chairman and Chief        l996 $589,166           -      $ 12,961            -            -   $150,000(3)    $9,293
Executive Officer         1995 $440,391    $406,252(5)   $ 97,257     $231,250(6)   100,000   $150,000(3)    $4,490
Robert G. Lynn..........  1997 $401,827(7) $196,875(1)   $ 29,109(8)         -            -          -       $  840(4)
Director, President, and
Chief Operating Officer
Robert W. Benenati......  1997 $292,729    $ 90,011(l)        (2)            -            -          -       $1,113(4)
Senior Vice               1996 $205,036           -      $ 62,762            -            -          -       $  850
President, Logistics      l995 $141,948    $190,075(5)   $ 18,793            -            -          -       $  596
Cornelius F.              l997 $279,175    $ 84,012(l)        (2)            -            -          -       $1,054(4)
Moses, III..............
Senior Vice President     1996 $228,682           -           (2)            -            -          -       $  944
and Chief Financial       1995 $162,322    $ 79,453(5)   $162,087            -            -          -       $  216
Officer
David L. Schmitt .......  1997 $243,751    $ 73,500(l)        (2)            -            -          -       $  912(4)
Senior Vice               1996 $180,024           -           (2)            -            -          -       $  748
President,  General       1995 $103,860    $ 69,556(5)        (2)            -            -          -       $  312
Counsel, Secretary and
Clerk

--------
  (1) Includes an earned bonus paid in April, 1998 pursuant to our Corporate Bonus Plan (see below), but excludes the following deferred payments which were paid, with interest, at the Effective Date: Mr. Thorner -
       $99,688; Mr. Lynn - $65,625; Mr. Benenati - $30,004; Mr. Moses -
       $28,004; and Mr. Schmitt - $24,500.
  (2) Perquisites and other personal benefits for the indicated periods did not exceed the lesser of $50,000 or 10% of reported salary and bonus.
  (3) See Enterprise Appreciation Incentive Plan below.
  (4) Premiums paid with respect to term life insurance for the calendar year ended December 31, 1997.

  (5) Includes an earned bonus paid in April, 1996 pursuant to our Retention Bonus Plan, but excludes the following deferred payments which were paid, with interest, at the Effective Date: Mr. Thorner - $68,751; Mr. Benenati - $16,915; Mr. Moses - $18,151; and Mr. Schmitt - $14,852.

  (6) Based on a fair market value of $9.250, the closing price of the Company's Common Stock on May 11, 1995, the date of grant. The restrictions on these shares lapse at the rate of 20% a year, on or after the third business day following the announcement of annual earnings for the years 1995 through 1999. On January 30, 1998, the last trading day of fiscal 1997, 15,000 shares with a value of $1,875 were still subject to restrictions. The aggregate market value is based on a fair market value of $.125, the closing price of the Company's Common Stock on January 30, 1998. The Common Stock was canceled at the Effective Date.
  (7) Represents a partial year beginning when Mr. Lynn joined the Company in April, 1997.
  (8) Includes $27,216 for relocation expenses related to Mr. Lynn's employment as President and Chief Merchandising Officer of the Company and reimbursement for tax liabilities related to such relocation expenses.

Corporate Bonus Plan

   In February 1997 we adopted, and in April 1997 the Bankruptcy Court approved, the Corporate Bonus Plan (the "Corporate Bonus Plan"). The Corporate Bonus Plan provides incentives and rewards for (i) performance of key employees that meets or exceeds expectations and (ii) attainment of threshold performance measurements tied directly to our annual business plan. The amount of the award increases if our performance exceeds the business plan. In addition, a discretionary fund in the amount of $500,000 has been established to provide bonuses to (a) non-bonus eligible employees based upon performance regardless of whether we achieve our target performance level and (b) bonus eligible employees based on performance if we do not achieve our target performance level.

   Under the Corporate Bonus Plan, we had to obtain a minimum EBITDA (as defined) of $28.1 million for fiscal 1997, net of the anticipated costs of the Corporate Bonus Plan, in order for any employee to be eligible for 100% of an award (except for the discretionary fund mentioned above). For each $5 million of EBITDA improvement over the amount projected, the award increases by 25% of the base award up to a maximum increase of 100% of the award. We achieved an EBITDA of $28.5 million (net of the provision for the bonuses and excluding gains on disposition of properties) for fiscal 1997 and paid total bonuses of $3.9 million to approximately 286 employees under the Corporate Bonus Plan in April 1998.

   With respect to the Named Officers and certain other members of our senior management, one-quarter of the amount of any bonus payable before such time as we consummated our Chapter 11 plan of reorganization was paid, with interest, on the Effective Date. The remaining three-quarters of the bonuses were previously paid. See "Summary Compensation Table."

   For fiscal 1998, our Board of Directors adopted threshold performance measurements tied directly to our 1998 business plan. We must obtain a minimum EBITDA of $32 million, net of the anticipated costs of the Corporate Bonus Plan, in order for any employee to be eligible for 100% of an award (except for the discretionary fund mentioned above). Partial awards will be made if we achieve certain levels of EBITDA below $32 million. For each $5 million of EBITDA improvement over $32 million, the award increases by 25% of the base award up to a maximum increase of 100% of the award. In addition, any award may be increased or decreased by 25% based upon an employee's performance.

Enterprise Appreciation Incentive Plan

   In August 1995 we adopted, and in November 1995 the Bankruptcy Court approved, the Enterprise Appreciation Incentive Plan (the "Incentive Plan"). The Incentive Plan was terminated on the Effective Date. The Incentive Plan was intended to provide an incentive to those key executives whose management and individual performance will have a direct impact on increasing the long-term value of the Company. No further payments are expected to be paid under the Incentive Plan, other than the payment of $400,000 with respect to amounts due Mr. Thorner for the remaining term of the Incentive Plan (see Employment Agreement with Peter Thorner below) because the Incentive Plan was canceled.

Management Emergence Bonus Plan

   On the Effective Date, certain executives were selected to participate in our Management Emergence Bonus Plan (the "Emergence Bonus Plan"). The aggregate amount payable to these employees under the Emergence Bonus Plan is $3 million. One million dollars of this was paid on the Effective Date. The remaining $2 million will be paid on the later of (a) the one-year anniversary of the Effective Date and (b) the date upon which the 9% Convertible Notes are fully paid or converted into equity. No payments will be made under the Emergence Bonus Plan if there exists any continuing default under the BankBoston Facility or its successor (as such terms are defined under the Emergence Bonus Plan). If an employee leaves us for any reason, other than an involuntary termination without Cause or a voluntary termination for Good Reason, within one year of receiving a payment under the Emergence Bonus Plan, the payment shall be subject to partial or total recoupment. If an employee is involuntarily terminated without Cause, voluntarily leaves for Good Reason, or leaves due to death or disability, then the employee does not have to return any payments under the Emergence Bonus Plan and is entitled to receive any portion of the payments to be made under the Emergence Bonus Plan within 30 days after the date of termination of employment.

Severance Program

   In August 1995 we adopted, and in November 1995 the Bankruptcy Court approved, a severance program (the "Severance Program") that covers all officers, Vice President and above, and certain other employees of the Company, but not including Mr. Thorner who has a separate employment agreement (see Employment Agreement with Peter Thorner below). If the employment of any participant in the Severance Program is terminated other than for cause, death, disability or by the employee, then salary is guaranteed, subject to mitigation by other employment, for up to eighteen months for the President, Executive Vice Presidents and Senior Vice Presidents and twelve months for Vice Presidents, and a lump-sum payment equal to six months of salary is paid to certain other employees. Certain participants would also receive a lump-sum payment equal to the amount of any incentive payment for the fiscal year in which the termination occurred (the "Severance Lump Sum").

   If the employment of any participant is terminated other than for Cause, death, disability or retirement, or is terminated under certain other circumstances, within one year following a change of control of the Company, the employee will receive a lump-sum payment. The payment is the Severance Lump Sum amount plus one and one-half times the annual salary in effect immediately prior to the change of control (the "Annual Salary") for the President and Senior Vice Presidents, one times the Annual Salary for Vice Presidents and one-half times the Annual Salary for certain other employees. For purposes of the Severance Program, a change of control includes but is not limited to the acquisition by any person of beneficial ownership of 50% or more of the Company's outstanding voting securities, or the failure of the individuals who constituted the Board of Directors in August 1995 to continue to constitute a majority of the Board unless the election of the new directors has been approved by the incumbent directors. Consummation of our Plan of Reorganization did not constitute a change of control under the Severance Program.

Stock Option Plan for Key Employees

   There were no options for Old Bradlees' common stock granted or exercised by Named Officers in fiscal 1998. Pursuant to the Plan of Reorganization, all options outstanding immediately prior to the Effective Date were canceled as of the Effective Date. On the Effective Date, the Bradlees, Inc. 1999 Stock Option Plan (the "Stock Plan") became effective. Pursuant to the Plan of Reorganization, we have agreed to grant options to purchase 750,000 shares of our Common Stock to our management. The options will be granted when their exercise price is determined. The exercise price of these options will be the lowest ten-day rolling average of the closing price of our Common Stock within the period between sixty and ninety days after the Effective Date.

Retirement Plans

   We maintain a qualified retirement plan (the "Retirement Plan") for our eligible employees. The retirement benefits under the Retirement Plan are determined pursuant to a benefit formula that takes into account the employee's Final Average Compensation (as defined in the Retirement Plan), and/or years of service, up to 30 years. Effective December 31, 1998, the Retirement Plan for our non-union employees was frozen for credited service and salary adjustments. All benefits under the Retirement Plan, except the minimum benefits, are subject to an integration offset based upon the employee's Covered Compensation (as defined in the Retirement Plan) or Final Average Compensation, if less. We also maintain a non-qualified Supplemental Executive Retirement Plan (the "Supplemental Plan") which, as of December 1, 1995, replaced the Excess Pension Plan which was terminated. Under the Supplemental Plan an eligible employee, upon normal retirement at age 65, may receive supplemental retirement benefits equal to 50% of his Final Average Compensation, minus the sum of his Social Security benefits and the annual benefit payable from the

Retirement Plan. The benefits from the Supplemental Plan are payable in the form of a single lump sum amount. The following table shows the estimated annual retirement benefits which will be payable to participating employees from the Retirement Plan and the Supplemental Plan in the form of a straight life annuity upon normal retirement at age 65 after selected periods of service. These benefits presented below do not reflect the Social Security offset described above and do not take into account any reduction for joint and survivor payments.

                               Pension Plan Table

                      Estimated Annual Retirement Benefits

                                  10 Years
Final Average                        of                                             15 or More
Compensation*                     Service                                        Years of Service
-------------                     --------                                       ----------------
$  200,000                        $ 66,666                                           $100,000
$  250,000                        $ 83,333                                           $125,000
$  300,000                        $100,000                                           $150,000
$  400,000                        $133,333                                           $200,000
$  500,000                        $166,666                                           $250,000
$  600,000                        $200,000                                           $300,000
$  700,000                        $233,333                                           $350,000
$  800,000                        $266,666                                           $400,000
$  900,000                        $300,000                                           $450,000
$1,000,000                        $333,333                                           $500,000
$1,100,000                        $366,666                                           $550,000
$1,200,000                        $400,000                                           $600,000
$1,300,000                        $433,333                                           $650,000

--------
* Federal law limits the amount of compensation that may be taken into account in calendar year 1998 in calculating benefits under the Retirement Plan to $160,000 and limits the annual benefits that may be payable in calendar year 1998 to $125,000. These tax limits do not apply to benefits payable from the Supplemental Plan.

   Compensation recognized under the Retirement Plan is the participant's annualized rate of base salary. Compensation under the Supplemental Retirement Plan is the participant's base salary and bonus. The calculation of retirement benefits under both plans is generally based upon the participant's highest annual compensation averaged over three years. As of December 31, 1998, the years of credited service for the Retirement Plan for Messrs. Thorner, Lynn, Benenati, Moses, and Schmitt were 4, 2, 4, 4, and 4, respectively. As of December 31, 1998, the years of credited service for the Supplemental Plan for Messrs. Thorner, Lynn, Benenati, Moses, and Schmitt were 9, 2, 4, 4 and 4, respectively.

Compensation of Directors

   Each director who is not an employee of the Company receives an annual retainer of $30,000. Directors who are also employees of the Company do not receive any remuneration for serving as directors.

Employment Agreement with Peter Thorner

   We have entered into a three-year employment agreement with Mr. Thorner, commencing as of October 26, 1995 and amended as of November 7, 1997. This employment agreement is automatically extended for one additional year each year unless either party gives the other party written notice of its election not to extend the contract. Effective December 24, 1996, concurrent with his then appointment as Chairman, President and Chief Executive Officer, Mr. Thorner received a minimum annual base salary of $725,000 and an annual incentive award of 55% of his base salary. In March 1998, our Board of Directors approved an increase in Mr. Thorner's annual base salary to $850,000 effective February 1, 1998. While in Chapter 11, the annual incentive award was payable pursuant to the Corporate Bonus Plan. The annual incentive award could be increased to 110% of Mr. Thorner's base salary if certain maximum performance goals are met under the Corporate Bonus Plan. Under the employment agreement, one-quarter of the amount of any annual incentive bonus payable before the consummation of the Plan of Reorganization was deferred, and paid with interest on the Effective Date.

   In addition, the employment agreement provides for the payment by us of an equity incentive bonus (payable in cash, debt and equity securities) pursuant to the Incentive Plan determined by reference to the increase in value of the Company from the date of the bankruptcy filing to the fifth anniversary of the employment agreement, subject generally to vesting over five years. Under the employment agreement, Mr. Thorner is entitled to receive an annual nonrefundable advance of $150,000 towards his benefits under the Incentive Plan while he remains employed by us. The employment agreement also provides that Mr. Thorner's equity incentive bonus under the Incentive Plan would be at least $1,000,000 but would not exceed the lesser of $4,615,385 or 3% of the appreciation in value of the Company. No payments were paid under the Incentive Plan to Mr. Thorner, other than the annual nonrefundable advances and a payment of $400,000 with respect to amounts due Mr. Thorner for the remaining term of the Incentive Plan, which was paid on the Effective Date. The agreement also provides for certain retirement benefits, for reimbursement of certain legal, annual financial counseling and relocation expenses and participation in our employee benefit plans. The employment agreement also provides that in the event of Mr. Thorner's termination of employment by us (including following a change in control of the Company) without Cause or Good Reason (as defined in the Employment Agreement), Mr. Thorner would generally be entitled to all payments and benefits called for under the agreement for the remainder of its term.

Compensation Committee Interlocks and Insider Participation

   All executive officer compensation decisions will be made by the Compensation Committee. The Compensation Committee will review and make recommendations regarding the compensation for our management and key employees, including salaries and bonuses.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of January 29, 1999, by (i) each person known by us to beneficially own five percent or more of the outstanding shares of the Common Stock, (ii) each director and certain executive officers, and (iii) all directors, nominees for director and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. All of the Common Stock of Bradlees Stores, Inc. is owned by Bradlees, Inc.

   Directors, Executives
         Officers,
     and 5% Beneficial                   Shares Beneficially Owned
        Owners(1)(2)                     Prior to the Offering(2)  Percentage(3)
   ---------------------                 ------------------------- -------------
Ariel Fund Limited.....................          2,853,981             27.9%
Gabriel Capital, L.P. .................          1,934,578             18.9%
Elliott Associates, L.P................            473,100              4.6%
Westgate International, L.P............            990,046              9.7%
Robert A. Altschuler...................              0                   *
Robert W. Benenati.....................              0                   *
Stephen J. Blauner.....................              0                   *
W. Edward Clingman, Jr.................              0                   *
Bruce Conforto.........................              0                   *
Gregory Dieffenbach....................              0                   *
Judith Dunning.........................              0                   *
John M. Friedman, Jr. .................              0                   *
Mark James.............................              0                   *
Lawrence Lieberman.....................              0                   *
Robert Lynn............................              0                   *
Charles K. MacDonald...................              0                   *
Cornelius F. Moses, III................              0                   *
Ronald T. Raymond......................              0                   *
William H. Roth........................              0                   *
David L. Schmitt.......................              0                   *
Sandra Smith...........................              0                   *
Thomas N. Smith........................              0                   *
James C. Sparks........................              0                   *
Peter Thorner..........................              0                   *
All directors and executive officers
 as a group (consisting of 20 people)..              0                   *

--------
*  Represents less than 1.0% of the issued and outstanding shares of Common
   Stock.

(1) Unless otherwise indicated, the mailing address for each stockholder and director is c/o the Company, One Bradlees Circle, Braintree, Massachusetts 02184. For Ariel Fund Limited, the mailing address is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, BWI. For Gabriel Capital, L.P., the mailing address is 450 Park Avenue, New York, New York 10627. For Elliott Associates, L.P. and Westgate International, L.P., the mailing address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(2) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition of, a security). In computing the number of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of this Prospectus are deemed outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(3) Percentage ownership prior to this Offering is based upon 10,225,711 shares of Common Stock issued and outstanding as of January 29, 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other Transactions

   In February 1998, we made a loan in the amount of $100,000 to Thomas N. Smith, Senior Vice President, Stores, in connection with his relocation. This loan is interest-free and payable on January 30, 1999. Any bonus payments payable to Mr. Smith prior to January 30, 1999 shall be used to repay any outstanding balance of the loan. In September 1998, we made a loan in the amount of $100,000 to Bruce Conforto, Senior Vice President and Chief Information Officer, in connection with his relocation. This loan is interest-free and payable on or prior to March 31, 1999. Any bonus payments payable to Mr. Conforto prior to March 31, 1999 shall be used to repay any outstanding balance of this loan.

Company Policy

   We have a policy that any transactions with directors, officers, employees or affiliates be approved in advance by a majority of our Board of Directors, including a majority of the disinterested members of the Board, and be on terms no less favorable to us than we could obtain from non-affiliated parties.

                            SELLING SECURITYHOLDERS

   The Selling Securityholders are Ariel Fund Limited, Gabriel Capital, L.P., Elliott Associates, L.P. and Westgate International, L.P.

   The following table sets forth the name of each Selling Securityholder, and the amount of the Securities owned by each such Selling Securityholder which are subject to being offered hereby. This Prospectus relates to the offers and sales of the Securities by the Selling Securityholders, including the shares of Common Stock issuable upon conversion of the 9% Convertible Notes. The Securities subject to offering and sale by the Selling Securityholders pursuant hereto constitute all of the holdings of such securities by such Selling Securityholders. For the respective percentages of the Company's securities beneficially owned by each Selling Securityholder (including such ownership as may be attributed to such securityholders) prior to the offering. See "Principal Stockholders." The following table does not include any Common Stock issuable upon exercise of outstanding options or warrants. Each Selling Stockholder may offer and sell all of the Securities registered hereby. If such Selling Stockholder sells all of the Securities registered hereby, such Selling Stockholder will not beneficially own any of our securities. Inclusion on this list does not imply that any person or entity will actually offer or sell any of the shares registered on his, her or its behalf.

                                                   Shares of    Principal Amount
                                                Common Stock(1)     of Notes
                                                --------------- ----------------
Ariel Fund Limited(2)..........................     2,853,981    $   17,421,221
Gabriel Capital, L.P.(2).......................     1,934,578    $   11,809,016
Elliott Associates, L.P. ......................       473,100    $      540,000
Westgate International, L.P. ..................       990,046    $    4,532,875
                                                 ------------    --------------
  TOTAL........................................  6,251,705(3)    $34,303,112(3)

--------

(1) Excludes an indeterminate number of shares issuable upon conversion of the 9% Convertible Notes. Since the number of shares of Common Stock issuable upon conversion of the 9% Convertible Notes varies as the market price of the Common Stock changes, it is impossible at this time to determine how many shares may be issued upon conversion of the 9% Convertible Notes.

(2) J. Ezra Merkin ("Merkin") is the sole general partner of Gabriel Capital, L.P. Gabriel Capital Corp. is the investment advisor for Ariel, and Merkin is the sole shareholder, sole director and president of Gabriel Capital Corp.

(3) Additional securities have been registered hereby on behalf of parties which may receive such securities in connection with the Companies' emergence from Chapter 11 and which parties have not yet been identified. Once identified, such parties will be listed above pursuant to a post-effective amendment of the Registration Statement of which this Prospectus forms a part.

                              PLAN OF DISTRIBUTION

Type of Transactions.

   The Selling Securityholders (and donees, pledgees, transferees or other successors in interest receiving Securities from a Selling Securityholder after the date of this Prospectus) may offer and sell all or a portion of their Securities at various times in one or more of the following types of transactions:

   .    In the over-the-counter market;

   . In private transactions and in transactions other than the over-the-counter market;
   .    In connection with short sales of the Securities;
   .    By pledge to secure debts or other obligations;

   . In connection with the writing of non-traded and exchange traded call options, swaps or derivatives (exchange-listed or otherwise) and in settlement of other transactions in standardized or over-the-counter options;

   .    cross or block trades;

   . "at the market" to or through market makers, into an existing market;

   .    direct sales to purchasers, sales effected through agents;

   .    hedging transactions with broker-dealers (who may short the Common
        Stock); or

   .    In a combination of any of the above transactions.

Price of Transaction; Fees.

   These transactions may be at market price, at prices related to the market price, at negotiated prices or at fixed prices that may be changed. If the Selling Securityholders use the services of an underwriter, broker, dealer or agent to assist with the sale of Securities, the party providing services may be paid for their efforts. The compensation can be paid by either the buyer or the seller of the Securities and can be in the form of a discount, commission or concession. The buyer and the seller will determine how much compensation will be paid and the form in which it will be paid. It is possible that the agent providing these services, or the Selling Securityholders, might be considered to be underwriters under the Securities Act, and any profits received or compensation paid could be considered an underwriting discount or commission under the Securities Act.

   At the time a particular offer of Securities is made, a prospectus supplement, to the extent required, will be distributed which will set forth the aggregate amount and type of Securities being offered, the names of the Selling Securityholders, the purchase price, the amount of expenses of the offering and the terms of the offering, including the name or names of any underwriters, brokers, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

   Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period of 5 days prior to the commencement of the distribution, subject to certain exemptions. In addition and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders.

   Under the securities laws of certain states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless the Securities have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

                        SHARES ELIGIBLE FOR FUTURE SALE

   At the Effective Date, we have 10,225,711 shares of Common Stock outstanding. Under the terms of our Plan of Reorganization, the number of shares we issue to our former creditors varies with the amount of general unsecured claims allowed. The number of shares outstanding is based upon an assumption that the amount of general unsecured claims allowed are not less than $225 million and the number of shares issued to the Selling Securityholder's not more than 7,267,424. The number of shares outstanding does not include an indeterminate number of shares of Common Stock which may be issued upon conversion of the 9% Convertible Notes. In addition, we have an aggregate of 1,000,000 shares of Common Stock reserved for issuance upon the exercise of outstanding Warrants and 750,000 shares of Common Stock reserved for issuance upon exercise of Options which we agreed to grant pursuant to the Plan of Reorganization. The offer and sale of 7,267,424 of such shares of Common Stock, plus an indeterminate number of shares issuable upon conversion of the 9% Convertible Notes, are registered under the Securities Act pursuant to the Registration Statement of which this Prospectus is a part.

   All of the outstanding shares of Common Stock, all of the shares of Common Stock issuable upon exercise of the warrants and options, and all of the shares of Common Stock issuable upon conversion of the 9% Convertible Notes, are freely tradeable without restriction or further registration under the Securities Act, either because such shares were issued or are issuable pursuant to the exemption provided by Section 1145 of the Bankruptcy Code and such shares are not "restricted securities" as defined in Rule 144 under the Securities Act or because the offer and resale of such shares is registered pursuant to the Registration Statement of which this Prospectus forms a part or pursuant to a registration statement on Form S-8 as described below.

   As of January 29, 1999, a total of 1,000,000 shares of Common Stock were reserved for issuance under the Stock Plan, of which 750,000 shares will be the subject of options we agreed to grant pursuant to the Plan of Reorganization. These options will be granted in April, 1999. In addition, 1,000,000 shares of Common Stock were reserved for issuance under Warrants outstanding as of January 29, 1999. The Warrants will expire on January 29, 2004. We currently intend to file a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock currently issuable pursuant to the Stock Plan. To the extent shares of Common Stock are owned or purchased by our "affiliates" as such term is defined in Rule 144 and are not registered pursuant to this Registration Statement of which this Prospectus forms a part, such restricted shares may generally be sold in compliance with Rule 144.

   In general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of acquisition from us or any of our affiliates, may sell such securities in brokers' transactions or directly to market makers, provided the number of shares sold in any three-month period does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume in the public market during the four calendar weeks immediately preceding the filing of the seller's Form 144. Sales under Rule 144 are also subject to certain notice requirements and availability of current public information concerning us. Pursuant to Rule 144(k), after two years have elapsed from the later of the acquisition of the restricted securities from us or any of our affiliates, such shares may be sold without limitation by persons who have not been our affiliates for at least three months.

                       TERMS OF OUTSTANDING INDEBTEDNESS

Credit Agreement

  As of the Effective Date, we have entered into a $270 million financing facility with BankBoston, N.A. as Administrative Agent and Issuing Bank. The facility is composed of a $250 million senior secured revolving credit facility and a $20 million "last-in last-out" secured subfacility. This facility is for a period expiring on December 23, 2001 and may not exceed a maximum principal amount of $270 million. The initial advances under this BankBoston Facility were used to pay in full all of our obligations under the DIP Facility and the remainder can be used for general corporate purposes, working capital and inventory purchases. No more than $125 million of the advances under the BankBoston Facility are permitted to be in the form of letters of credit.

  Borrowings under the BankBoston Facility are secured by a first-priority security interest in all of our assets, properties and rights, except for our interest in any owned or leased real property. The security interest of the junior secured facility, though a first-priority interest, ranks behind the security for the senior secured facility.

  The BankBoston Facility permits us to borrow funds under the senior secured facility at an interest rate per annum equal to (a) the higher of (i) the annual rate of interest as announced by BankBoston as its "Base Rate" and (ii) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus 1/2 of 1% per annum; or (b) 2.25% per annum plus the quotient of (i) the LIBOR Rate in effect divided by (ii) a percentage equal to 100% minus the percentage established by the Board of Governors of the Federal Reserve System as the maximum rate for all reserves applicable to any member bank of the Federal Reserve System in respect of Eurocurrency Liabilities. Each of these rates is subject to a 0.50% increase in the event of overadvances. The junior secured subfacility permits us to borrow funds at the "Base Rate" plus 7.00% per annum. We are also required to pay a fee of 1.50% per annum of the average daily balance of the maximum amount that is available at any time for drawing or payment under any outstanding letters of credit.

  The BankBoston Facility contains a number of significant covenants preventing us from taking certain actions including:

  . Undergoing a merger or entering into a stock or asset acquisition (subject to certain exceptions);

  . Making capital expenditures in any fiscal year in excess of $20 million, which limit is subject to increase after twelve months provided we meet certain earnings goals;

  . Permitting our earnings before interest, taxes, depreciation and amortization ("EBITDA") from dropping below specified levels;

  . Permitting the ratio of (a) our amount of accounts payable to (b) the value of our inventory to be less than specified percentages (which percentages change on a monthly basis, but are between 37.0% and 42.5%);

  . Allowing the ratio of (a) our EBITDA less certain capital expenditures to (b) our cash interest expense plus principal payments to be less than 1.00:1; and

  . Purchasing or guaranteeing any other party's indebtedness, paying dividends, entering into certain transactions with our affiliates and making any investments other than those permitted.

  If we fail to meet these and other obligations under the BankBoston Facility, the lenders under the BankBoston Facility would have recourse to a number of remedies, including an acceleration of amounts owed and foreclosure on the collateral securing the borrowings.

CAP Notes

  Pursuant to the Plan of Reorganization, Bradlees Stores, Inc. has issued CAP Notes in the aggregate principal amount of $547,094. The CAP Notes bear interest at a rate equal to nine percent (9%) per annum. Principal and accrued interest are payable in twelve equal quarterly installments, commencing three months after the Effective Date. Bradlees Stores, Inc. can prepay these notes, in whole or in part, at any time or from time to time, without premium or penalty. The CAP Notes are secured by a first lien on the property on which the CAP Note holder holds a valid first priority security interest.

Cure Notes

  Pursuant to the Plan of Reorganization, Bradlees Stores, Inc. has issued Cure Notes in the aggregate principal amount of $3.4 million. The Cure Notes are not secured and bear interest at a rate equal to nine percent (9%) per annum. Principal and accrued interest are payable in twelve equal quarterly installments, commencing three months after the Effective Date. Bradlees Stores, Inc. can prepay these notes, in whole or in part, at any time or from time to time, without premium or penalty.

Tax Notes

  Pursuant to the Plan of Reorganization and Section 1129(a)(9)(C) of the Bankruptcy Code, Bradlees Stores, Inc. has agreed to make deferred cash payments in the aggregate principal amount of $3.4 million on account of allowed tax claims. Payments will be made in equal annual installments of principal, plus simple interest accruing from the Effective Date at a rate equal to eight percent (8%) per annum on the unpaid portion of such claims. The first payment is due on the latest of: (i) 30 days after the Effective Date,
(ii) 30 days after the date on which an order allowing any such claim becomes a final order, and (iii) such other date as is agreed to by Bradlees Stores, Inc. and by the holder of such claim. Bradlees Stores, Inc. has the right to pay any such claim, or the remaining balance of any such claim, in full, at any time, on or after the Effective Date, without premium or penalty.

                    DESCRIPTION OF THE 9% CONVERTIBLE NOTES

   The 9% Convertible Notes (as used in this section, the "Notes") were issued under an Indenture dated January 29, 1999 (the "Indenture") between Bradlees, Inc., Bradlees Stores, Inc. and IBJ Whitehall Bank & Trust Company, as trustee (the "Trustee"). The material provisions of the Notes and the Indenture are summarized below. The statements under this caption relating to the Notes and the Indenture are summaries only, however, and do not purport to be complete. Such summaries make use of terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Notes will be issued by Bradlees Stores, Inc. The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA").

General

   Each Note will mature on January 29, 2004, and will bear interest at the rate of 9% per annum from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 1999, to the person in whose name the Note is registered at the close of business on the record date next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Bradlees Stores, Inc. will only pay the principal on the Notes to each Holder who presents and surrenders such Notes to a Paying Agent on or after January 29, 2004. Bradlees Stores, Inc. will pay principal and interest in U.S. legal tender by Federal funds bank wire transfer or (in the case of payment of interest) by check to the persons who are registered Holders at the close of business on the Record Date next preceding the applicable interest payment date. The aggregate principal amount of the Notes that may be issued will be limited to $40,000,000.

   The Notes will be transferable and exchangeable at the office of the Security Registrar and will be issued in fully registered form, without coupons, in denominations of $1,000 and any whole multiple thereof. Bradlees Stores, Inc. may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges.

Ranking

   The indebtedness represented by the Notes will rank equally with other non-subordinated indebtedness of Bradlees Stores, Inc. Each Note will rank on parity with each other Note.

   Except as described under "Merger, Consolidation or Sale of Assets," or "Limitations on Indebtedness" the Notes do not contain any provisions that would limit the ability of Bradlees Stores, Inc. to incur indebtedness or that would afford holders of Notes protection in the event of (i) a highly leveraged or similar transaction involving Bradlees Stores, Inc., the management of Bradlees Stores, Inc., or any affiliate of any such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving Bradlees Stores, Inc. that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Merger, Consolidation or Sale of Assets," Bradlees Stores, Inc. may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Bradlees Stores, Inc., that would increase the amount of Bradlees Stores, Inc.'s indebtedness or substantially reduce or eliminate Bradlees Stores, Inc.'s assets, which may have an adverse effect on Bradlees Stores, Inc.'s ability to service its indebtedness, including the Notes.

Redemption

   Any Notes outstanding shall be redeemed, along with any accrued and unpaid interest on such Notes, with the net proceeds received upon the disposition of the Yonkers, New York or the Union Square, New York stores or the net proceeds received upon the disposition of the Additional Collateral (as defined below). Additionally, the proceeds of any offering of common stock by Bradlees, Inc., except offerings pursuant to the Plan of Reorganization or pursuant to any benefit plan, shall be used to repay, pro rata, any outstanding Notes plus accrued and unpaid interest. We have the right to redeem the Notes at any time, in whole or in part, by paying the holder the unpaid principal plus accrued and unpaid interest.

Limitations on Mergers and Consolidation

   The Indenture provides that neither Bradlees, Inc. nor Bradlees Stores, Inc. may consolidate or merge with, or sell, assign, transfer, lease or convey all or substantially all of its assets to, any other entity unless (i) either Bradlees, Inc. or Bradlees Stores, Inc., as the case may be, shall be the continuing entity, or the successor entity formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets, shall expressly assume by supplemental indenture (A) In the case of a transaction involving Bradlees Stores, Inc., Bradlees Stores, Inc.'s obligations to pay principal of (and premium, if any) and interest on all of the Notes, as well as every covenant and obligation of Bradlees Stores, Inc. or
(B) in the case of a transaction involving Bradlees, Inc., the guarantee obligations of Bradlees, Inc. (ii) before and immediately after giving effect to such transaction, no event of default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred or be continuing and (iii) Bradlees, Inc., Bradlees Stores, Inc. or the successor entity, shall deliver to the Trustee a certificate and an opinion of counsel that such actions comply with the applicable provisions of the Indenture.

Limitations on Indebtedness

   The Indenture provides that neither Bradlees Stores, Inc. nor any of its subsidiaries will incur any Indebtedness (which as defined in the Indenture includes obligations for borrowed money, the defined purchase price of certain assets and guarantees of the foregoing) other than (i) Indebtedness incurred under or permitted by the BankBoston Facility (or any amendment, restatement, modification, renewal, refunding, replacement or refinancing thereof in whole or in part from time to time); (ii) Indebtedness represented by the Notes (or any amendment, restatement, modification, renewal, refunding, replacement or refinancing thereof in whole or in part from time to time); (iii) Indebtedness incurred in connection with the acquisition (by purchase, lease or otherwise) of additional store sites; (iv) Indebtedness incurred to finance or refinance capital expenditures; and (v) Indebtedness incurred in the ordinary course of business.

Guarantee

   Bradlees, Inc. will fully and unconditionally guarantee the obligations of Bradlees Stores, Inc. under the 9% Convertible Notes. The obligations of Bradlees, Inc. under its guarantee will be unsecured obligations of Bradlees, Inc. and will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors-- Fraudulent Conveyance Matters."

Events of Default, Notice and Waiver

   The following events are "Events of Default" with respect to the Notes: (i) default for 15 days in the payment of any installment of interest on any Note;
(ii) default in the payment of principal of any Note when it becomes due and payable, at maturity, acceleration, redemption or otherwise; (iii) default in the performance or breach of any other obligation of Bradlees Stores, Inc. or Bradlees, Inc. contained in the Indenture or related security agreement that continues for 30 days after written notice thereof given to Bradlees, Inc. and Bradlees Stores, Inc. as provided in the Indenture; (iv) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Bradlees, Inc., Bradlees Stores, Inc. or any significant subsidiary of either of these parties; (v) we incur Indebtedness under the BankBoston Facility or any other Indebtedness in an amount exceeding five million dollars that is not paid when due (whether at maturity, by acceleration or otherwise); (vi) any one or more judgments, orders as to liability or debt for payment in excess of five million dollars shall be rendered against us which is not paid or stayed within 30 days, subject to specified limitations; (vii) Bradlees, Inc. fails to deliver Common Stock within three trading days upon conversion of the Notes; (viii) the guarantee of Bradlees, Inc. ceases to be in effect for a period of ten days after notice is provided; and (ix) the lien created by the security agreement shall cease to be enforceable and Bradlees Stores, Inc. does not cure the cessation within 30 days.

   If an Event of Default under the Indenture occurs and is continuing, then in every such case the holders of at least 25% in principal amount of outstanding Notes have the right to declare the principal amount of all the Notes to be due and payable immediately by written notice thereof to Bradlees Stores, Inc., provided that such acceleration shall not be effective until 24 hours after notice is given to the administration agent under the BankBoston Facility, if any amounts are outstanding under such facility. However, at any time after such a declaration of acceleration with respect to the Notes has been made, the holders of a majority in principal amount of outstanding Notes may rescind and cancel such declaration and its consequences if (i) the recission would not conflict with any judgement or decree; (ii) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to the Notes have been cured or waived; (iii) to the extent payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and (iv) Bradlees Stores, Inc. has paid the Trustee its reasonable compensation. The Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Notes may waive any past default and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest on any Note; or (ii) with respect to an obligation contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

   The TIA requires the Trustee to give notice to the holders of the Notes within 90 days of the occurrence of an Event of Default of which it is aware under the Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of Notes if specified responsible officers, as set forth in the TIA, of such Trustee consider such withholding to be in the interest of such holders.

   The Indenture provides that no holders of Notes may institute any proceedings, judicial or otherwise, upon or with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee to act within 10 days after it has received a reasonably satisfactory offer of indemnity and a written request to institute proceedings relating to an Event of Default from the holders of not less than 25% aggregate principal amount of the outstanding Notes. This provision will not prevent, however, any holder of Notes from instituting suit for the enforcement of payment of the principal and interest on such Notes at the respective due dates thereof.

   The holders of not less than a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon such Trustee. The Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Notes not joining therein, it being understood that the Trustee shall have no duty to ascertain the potential prejudice of any actions.

   Within 120 days after the close of each fiscal year, Bradlees Stores, Inc. is required to deliver to the Trustee a certificate, signed by one of several specified officers of Bradlees Stores, Inc., stating whether or not such officer has knowledge of any failure by Bradlees Stores, Inc. to comply with any of its obligations under the Indenture.

Modification of the Indenture

   Modifications and amendments of the Indenture, any security documents or the Notes are permitted to be made only with the consent of the holders of a majority in principal amount of all outstanding Notes issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Note affected thereby, (i) reduce the principal or change or have the effect of changing the stated maturity of any Notes, or change the date on which any Notes may be subject to redemption, or reduce the redemption price;
(ii) reduce the rate of interest, or change or have the effect of changing the stated maturity for payment of interest on the Notes, (iii) change the place of payment or currency for payment of principal or interest on any such Notes;
(iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Notes or permitting the holders of a majority in principal amount of Notes to waive events of default; (v) reduce the above-stated percentage of any outstanding Notes necessary to modify or amend the Indenture with respect to such Notes or to waive compliance with certain provisions thereof or certain Events of Default and consequences thereunder;
(vi) change any material provision of any security document; (vii) adversely affect the right of holders of the Notes to convert them into common stock;
(viii) waive a default in payment of principal or interest; (ix) release Bradlees, Inc. from its guarantee obligations or release collateral other than as permitted by this Indenture; or (x) modify any of the foregoing provisions to adversely affect the holders of the Notes in any material respects. Any amendment to release the collateral securing the Notes must be unanimously approved by all holders of Notes.

   Modifications and amendments of the Indenture, any security documents or the Notes will be permitted to be made by Bradlees, Inc, Bradlees Stores, Inc. and the Trustee thereunder without the consent of any holder of the Notes for any of the following purposes: (i) to evidence the succession of another person to Bradlees Stores, Inc. as obligor under the Indenture to the extent permitted under the Indenture; (ii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trust under the Indenture by more than one Trustee; (iii) to cure any ambiguity, defect or inconsistency in such documents, provided that in the opinion of the Trustee, such action shall not adversely affect the interests of holders of Notes issued under the Indenture; (iv) to provide for uncertificated Notes; (v) to maintain compliance with the requirements of the SEC or to remain qualified under the TIA; (vi) to give effect to the release of any collateral or any lien in accordance with the terms of any security document; (vii) to make any change that does not adversely affect the rights of any Note holders or (viii) to make any change that provides an additional benefit to the holders of the Notes.


Collateral

   The Notes are secured by a first priority lien on our leasehold interest in our Yonkers, New York store and the net proceeds from the disposition of such property.

   Pursuant to the Plan of Reorganization, we have modified the termination date and certain other provisions of our lease for our Union Square, New York store in exchange for a payment upon the Effective Date of $11.0 million by the landlord. This payment will be applied as a pre-payment to the Notes.

   In addition, we have pledged, on a second priority basis all of our interest in the capital stock of New Horizons of Yonkers, Inc. as additional security for the Notes. Further, we have granted a first priority lien on our leasehold interests in our stores in Danbury, Connecticut, Norwalk, Connecticut and Saddle Brook, New Jersey (the "Additional Collateral"). The lien on the Additional Collateral shall only secure indebtedness under the Notes equal to the sum of $6.5 million plus an amount from time to time equal to the amount of interest that would accrue on $6.5 million of principal amount of outstanding Notes from January 29, 1999 to the date of calculation of the extent of such lien on the Additional Collateral (but excluding any period for which interest has in fact been paid under the Notes).

CONVERSION

   The Notes will be convertible any time after the first anniversary of the Effective Date into shares of our Common Stock. The conversion price will initially be the arithmetic unweighted average closing price of the Common Stock of Bradlees, Inc. on the twenty business days preceding the first anniversary of the Effective Date. The conversion price may change if we (i) make any distributions in shares of our Common Stock to our stockholders; (ii) issue options, warrants or rights to our stockholders that dilute current owners of Bradlees, Inc. Common Stock; (iii) take any action to increase or decrease the number of shares outstanding which would effectively dilute the value of the convertible feature of the Note; or (iv) distribute any assets (other than cash dividends not exceeding certain levels), evidences of indebtedness or shares of stock. The Notes will not be convertible after the close of business on January 27, 2004, or after the close of business on the second day prior to the date on which the specified Note was to be redeemed.

GOVERNING LAW

   The Indenture and each Note are governed by, and construed in accordance with, the laws of the State of New York, except as may otherwise be required by mandatory provisions at law.

THE TRUSTEE

   IBJ Whitehall Bank & Trust Company will be the Trustee under the Indenture. Its address is One State Street, New York, New York 10004.

   The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

   The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs.

AUTHENTICATION

   Two officers of Bradlees Stores, Inc. will sign each Note on behalf of Bradlees Stores, Inc., in each case by manual or facsimile signature. A seal of Bradlees Stores, Inc. will be reproduced on each Note and may be in facsimile form. A Note will not be valid until the Trustee or an Authenticating Agent manually signs the certificate of authentication on the Note. Each Note will be dated as of the date of its authentication.

                          DESCRIPTION OF CAPITAL STOCK

General

   The following summary description of the capital stock of Bradlees is qualified in its entirety by reference to the Bradlees Amended and Restated Articles of Organization (the "Articles") and the Bradlees Amended and Restated By-laws (the "By-laws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. All of the stock of Bradlees Stores, Inc. is owned by Bradlees. The terms of the common stock of Bradlees Stores, Inc. are contained in the Amended and Restated Articles of Organization and the Amended and Restated By-laws of Bradlees Stores, Inc., copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

Authorized and Outstanding Capital Stock

   Bradlees has authorized capital stock consisting of 41,000,000 shares, par value $.01 per share, consisting of 40,000,000 shares of Common Stock and 1,000,000 shares of preferred stock. As of January 29, 1999, 10,225,711 shares of Common Stock, held by approximately 2,200 stockholders, are issued and outstanding. As of January 29, 1999, no preferred stock was issued or outstanding.

   Common Stock. As of January 29, 1999, 10,225,711 shares of Common Stock are issued and outstanding. In addition, the following shares of Common Stock are reserved for issuance:

   .1,000,000 shares issuable upon exercise of outstanding warrants; and .1,000,000 shares are reserved for issuance under the Stock Plan.

   In addition, we have agreed to issue an indeterminate number of shares upon the conversion of the 9% Convertible Notes.

   The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to the rights of the holders of preferred stock, if and when issued. As of January 29, 1999, no preferred stock was issued or outstanding. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors from funds legally available therefor. See "Dividend Policy." The possible issuance of preferred stock with a preference over Common Stock as to dividends could impact that dividend rights of holders of Common Stock. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock, including the shares offered hereby, are fully paid and non-assessable.

   Undesignated Preferred Stock. The Board of Directors is authorized, without further action of the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in our Articles of Organization. Any such preferred stock issued by us may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

Certain Provisions of the Articles and By-laws of Bradlees, Inc.

   General. Bradlees' Articles and By-laws contain rules of corporate governance and stockholder rights. The Articles and By-laws allow the board of directors to issue shares of preferred stock and to set the voting rights and preferences of that stock.

   Board of Directors. The Articles and By-laws provide that the initial number of directors shall be 9. The board of directors may increase, but not decrease, the number of directors. The first annual meeting of stockholders will be held in 2000. The initial directors shall serve terms expiring at this annual meeting. Successors will hold office until the next annual meeting of the stockholders in 2001. The initial directors shall hold office until their successors are elected and qualified or until their resignation or removal.

   Any holder of record of shares of capital stock or the Nominating Committee established by the board of directors may nominate directors. Shareholders who nominate directors are subject to advance notice and disclosure requirements as well as time limits. Shareholders shall elect directors by the affirmative vote of a plurality of the votes cast at the meeting.

   Removal of Directors. The board of directors may remove any director with or without cause by the vote of a majority of directors then in office. The shareholders may remove any director with the vote of two-thirds ( 2/3) of the shareholders eligible to elect Directors.





   Meetings of Stockholders. The board of directors may call a special meeting of stockholders. The clerk or in certain circumstances any other officer must call a special meeting of the stockholders upon written application of one or more stockholders who hold at least (1) two-thirds (66 2/3%) in interest of the capital stock entitled to vote at such meeting or (2) such lesser percentage as shall be determined to be the maximum percentage which we are permitted by applicable law to establish for the call of such a meeting. At a special meeting, the shareholders may only act upon those matters set forth in the notice of the special meeting. The By-laws set forth advance notice and disclosure requirements and time limitations on any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.

   Indemnification and Limitation of Liability. The By-laws provide that we shall indemnify our directors and officers to the fullest extent authorized by Massachusetts law against all expense and liabilities reasonably incurred in connection with service for or on behalf of us, unless that director or officer is adjudicated in that proceeding to have breached his or her duty of loyalty to us. We may, in the discretion of the Board of Directors, indemnify our employees and agents as if they were directors or officers, to the fullest extent authorized by Massachusetts law.

   Pursuant to Massachusetts law and the Articles, a director does not have any liability for monetary damages for breach of fiduciary duty except for:

   . any breach of the director's duty of loyalty to the corporation or its stockholders;
   . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
   . an unauthorized distribution or loan to an officer or director in violation of the Massachusetts General Law; or
   . any transaction from which the director obtained an improper personal benefit.

   In addition, Massachusetts law states that a corporation may not indemnify a director, officer or employee who has not acted in good faith in the reasonable belief that his or her action was in the best interest of the corporation.

   Sale, Lease or Exchange of Assets; Merger. Massachusetts law provides that, unless the articles of organization provide otherwise, two-thirds ( 2/3) of the outstanding shares are required to approve a sale, lease or exchange of all or substantially all of our assets or a merger or consolidation. The Articles do not contain a provision changing this requirement.

   Amendment of the By-laws. The board of directors or the shareholders may amend or repeal the Articles or By-laws, subject to the following:

   . The board of directors can amend or repeal the By-laws with a majority vote of the directors in office. Following an amendment, the board of directors must give notice to all shareholders entitled to vote on amendments by the time the board gives notice of the next annual meeting.

   . The shareholders can amend or repeal the By-laws with a vote of at least two-thirds ( 2/3) of all shareholders eligible to vote. All shares of voting stock vote together as a single class.
   . If the board of directors recommends an amendment or repeal of the By-laws, the shareholders can amend or repeal with a majority vote of all shareholders eligible to vote. All shares of voting stock vote together as a single class.

   Amendment of the Articles. The shareholders can amend the Articles at any annual meeting or at a special meeting called to amend the Articles. The shareholders may vote to amend the Articles alone or with the board of directors. The board of directors may not amend the Articles without shareholder approval.

   . The shareholders can amend the Articles with a vote of at least two-thirds of all shareholders eligible to vote. All shares of voting stock vote together as a single class.
   . If the board of directors recommends an amendment, the shareholders can amend the Articles with a majority vote of all shareholders eligible to vote. All shares of voting stock vote together as a single class.

Massachusetts Anti-takeover Laws

   Chapter 110F

   Chapter 110F of the Massachusetts General Laws prohibits corporations from engaging in certain business combinations which include mergers and consolidations and certain stock or assets sales with an interested stockholder. This prohibition extends for three years following the date the stockholder becomes an interested stockholder. An interested stockholder is a holder of five percent (5%) or more of the outstanding stock of the corporation. The statute allows corporations to elect not to be governed by Chapter 110F if a majority of shares entitled to vote approves such election. In its Articles, Bradlees has elected not to be governed by Chapter 110F. The Articles were approved by the Bankruptcy Court in connection with the Plan of Reorganization. This election took effect at the Effective Date.

   Chapter 110D

   Chapter 110D of the Massachusetts General Laws governs any person (the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a Massachusetts corporation that when combined with shares already owned, would increase the acquiror's ownership to at least 20% of the voting stock of such company. To vote his or her shares, an acquiror must obtain the approval of a majority of shares held by all stockholders not including shares of the acquiror, officers or inside directors of the corporation. A Massachusetts corporation may elect not to be governed by Chapter 110D by including a provision to that effect in its articles of organization or by-laws. In its Articles, Bradlees has opted not to be governed by the provisions of Chapter 110D.

Certain Provisions of the Articles and By-laws of Bradlees Stores, Inc.

   The Articles and By-laws of Bradlees Stores, Inc. are substantially the same as the Articles and By-laws of Bradlees, Inc. discussed above, with the following major exceptions

   .Bradlees Stores, Inc. has only three directors;

   .    Bradlees Stores, Inc. has authorized capital stock consisting of
   150,000 shares of common stock
                                                                    and
   50,000 shares of preferred stock.

   All of the issued and outstanding shares of common stock of Bradlees Stores, Inc. is held by Bradlees, Inc. There is no preferred stock of Bradlees Stores, Inc. currently outstanding.

Transfer Agent and Registrar

   We have selected Boston EquiServe as the transfer agent and registrar for the Common Stock.

Listing

   The Common Stock has been accepted for listing, subject to official notice of issuance, on the Nasdaq National Market, under the symbol "BRAD."

   We do not intend to apply for listing of the Notes on any securities exchange or authorization for quotation on the Nasdaq Stock Market.

                                 LEGAL MATTERS

   Goodwin, Procter & Hoar llp, Boston, Massachusetts will pass upon the validity of the shares of the Common Stock and the Notes offered by this Prospectus.

                                    EXPERTS

   The consolidated balance sheet, statements of operations, stockholder's equity (deficiency), and cash flows of the Company as of January 31, 1998 and for the fiscal year then ended included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Arthur Andersen LLP's report for the fiscal year ended January 31, 1998 contained an explanatory paragraph that raised substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   The consolidated financial statements of Bradlees, Inc. as of February 1, 1997 and for the years ended February 1, 1997 and February 3, 1996 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (a) the Company's filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, and (b) the Company's 1996 and 1995 losses from operations and stockholders' deficiency, which raise substantial doubt about the Company's ability to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (including any and all amendments thereto, the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Securities offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Securities offered hereby. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete with respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, and reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified by such reference. We are subject to the information requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the

Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from such offices, upon payment of the fees prescribed by the Securities and Exchange Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that submit electronic filings to the Commission.

   We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm, and with quarterly reports for the first three quarters of each fiscal year containing unaudited interim consolidated financial information.

   On September 24, 1997, the Audit Committee of the Board of Directors of the Company recommended the appointment of Arthur Andersen LLP as certifying accountants for the Company replacing Deloitte & Touche LLP, who was dismissed, effective September 24, 1997 and the appointment along with the dismissal was approved by the Board of Directors and the United States Bankruptcy Court for the Southern District of New York.

   There were no disagreements between Deloitte & Touche LLP and the Company's management at the decision-making level during the two most recent fiscal years and the subsequent interim periods (the "Reporting Period"), which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreements in connection with its reports. In addition, there were no reportable events, as defined in Item 304(a)(i)(v) of Regulation S-K, during the Reporting Period.

   Deloitte & Touche LLP's report on the consolidated financial statements for the year ended February 1, 1997 expressed an unqualified opinion and included explanatory paragraphs relating to the following:

   February 1, 1997 report:

   a The Company's filing for reorganization protection under Chapter 11 of the Federal Bankruptcy Code.

   b. The Company's 1996 and 1995 losses from operations and stockholders' deficiency which raises substantial doubt about the Company's ability to continue as a going concern.

   During the Reporting Period, neither the Company nor anyone on its behalf consulted Arthur Andersen LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements, and Arthur Andersen LLP did not provide a written or oral report or advice that Bradlees' management concluded was an important factor considered by the registrant in reaching a decision on the issue.

                         INDEX TO FINANCIAL STATEMENTS
                        Bradlees, Inc. and Subsidiaries
                      (Operating as Debtor-in-Possession)

                   Index to Consolidated Financial Statements

                                                                           Page
                                                                           ----
Condensed Consolidated Financial Statements as of October 31, 1998
 (unaudited)

Condensed Consolidated Statements of Operations for the thirteen weeks ended October 31, 1998
 (unaudited) and November 1, 1997 (unaudited)............................   F-2

Condensed Consolidated Statements of Operations for the thirty-nine weeks
 ended October 31, 1998 (unaudited) and November 1, 1997 (unaudited).....   F-3

Condensed Consolidated Balance Sheets as of October 31, 1998 (unaudited)
 and November 1, 1997 (unaudited)........................................   F-4

Condensed Consolidated Statements of Cash Flows for the thirty-nine weeks
 ended October 31, 1998 (unaudited) and November 1, 1997 (unaudited).....   F-6

Notes to Condensed Consolidated Financial Statements (unaudited).........   F-7

Consolidated Financial Statements as of January 31, 1998

Report of Independent Public Accountants-Arthur Andersen LLP.............  F-21

Independent Auditors' Report-Deloitte & Touche LLP.......................  F-22

Consolidated Statements of Operations for the fiscal years ended January
 31, 1998, February 1, 1997 and February 3, 1996.........................  F-23

Consolidated Balance Sheets as of January 31, 1998 and February 1, 1997..  F-24

Consolidated Statements of Cash Flows for the fiscal years ended January
 31, 1998, February 1, 1997 and February 1, 1996.........................  F-25

Consolidated Statements of Stockholders' Equity (Deficiency) for the fis-
 cal years ended January 31, 1998, February 1, 1997 and February 3,
 1996....................................................................  F-26

Notes to Consolidated Financial Statements...............................  F-27

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

                         PART I - FINANCIAL INFORMATION

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                (Dollars in thousands except per share amounts)

                                                          13 Weeks Ended
                                                    --------------------------
                                                    Oct. 31, 1998 Nov. 1, 1997
                                                    ------------- ------------
Total sales........................................   $323,106      $342,337
Leased department sales............................     10,973        11,904
                                                      --------      --------
Net sales..........................................    312,133       330,433
Cost of goods sold.................................    217,394       233,329
                                                      --------      --------
Gross margin.......................................     94,739        97,104
Leased department and other operating income.......      3,028         3,282
                                                      --------      --------
                                                        97,767       100,386
                                                      --------      --------
Selling, store operating, administrative and
 distribution expenses.............................     95,549        93,796
Depreciation and amortization expense..............      7,803         9,004
Interest and debt expense..........................      4,371         4,187
Reorganization items...............................     (2,749)       (6,978)
                                                      --------      --------
Net income (loss)..................................   $ (7,207)     $    377
                                                      ========      ========
Comprehensive income (loss)........................   $ (7,207)     $    377
                                                      ========      ========
Net loss per share - basic and diluted.............   $  (0.64)     $   0.03
                                                      ========      ========
Weighted average shares outstanding (in
 thousands) - basic and diluted....................     11,310        11,366
                                                      ========      ========


     See accompanying notes to condensed consolidated financial statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                (Dollars in thousands except per share amounts)

                                                          39 Weeks Ended
                                                    --------------------------
                                                    Oct. 31, 1998 Nov. 1, 1997
                                                    ------------- ------------
Total sales........................................   $939,203      $930,683
Leased department sales............................     32,818        35,463
                                                      --------      --------
Net sales..........................................    906,385       895,220
Cost of goods sold.................................    635,383       625,521
                                                      --------      --------
Gross margin.......................................    271,002       269,699
Leased department and other
operating income...................................      8,757         8,722
                                                      --------      --------
                                                       279,759       278,421
Selling, store operating, administrative and
 distribution expenses.............................    280,326       289,844
Depreciation and amortization expense..............     24,370        27,544
Loss on disposition of properties..................        241            --
Interest and debt expense..........................     11,960        11,673
Reorganization items...............................     (2,555)       (2,160)
                                                      --------      --------
Net loss...........................................   $(34,583)     $(48,480)
                                                      ========      ========
Comprehensive loss.................................   $(34,583)     $(48,480)
                                                      ========      ========
Net loss per share - basic and diluted.............   $  (3.06)     $  (4.26)
                                                      ========      ========
Weighted average shares outstanding (in
 thousands) - basic and diluted....................     11,311        11,382
                                                      ========      ========


     See accompanying notes to condensed consolidated financial statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (Dollars in thousands)

                                       Oct. 31, 1998 Jan. 31, 1998 Nov. 1, 1997
                                       ------------- ------------- ------------
ASSETS
Current assets:
  Unrestricted cash and cash
   equivalents........................   $ 10,959      $ 10,949      $ 11,291
  Restricted cash and cash
   equivalents........................     25,129        16,760         9,436
                                         --------      --------      --------
    Total cash and cash equivalents...     36,088        27,709        20,727
                                         --------      --------      --------
  Accounts receivable.................     11,925        10,013        14,183
  Inventories.........................    318,883       238,629       335,359
  Prepaid expenses....................     11,031         8,733        11,087
  Assets held for sale................          -         7,754         7,754
                                         --------      --------      --------
    Total current assets..............    377,927       292,838       389,110
Property, plant and equipment, net:
  Property excluding capital leases,
   net................................    123,892       131,525       135,430
  Property under capital leases, net..     17,732        18,959        21,126
                                         --------      --------      --------
    Total property, plant and
     equipment, net...................    141,624       150,484       156,556
                                         --------      --------      --------
Other assets:
  Lease interests at fair value, net..    137,350       142,454       144,705
  Assets held for sale................          -         4,000         5,250
  Other, net..........................      4,509         5,390         4,386
                                         --------      --------      --------
    Total other assets................    141,859       151,844       154,341
                                         --------      --------      --------
  Total assets........................   $661,410      $595,166      $700,007
                                         ========      ========      ========

                                                                     (Continued)


     See accompanying notes to condensed consolidated financial statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (Dollars in thousands)

                                       Oct. 31, 1998 Jan. 31, 1998 Nov. 1, 1997
                                       ------------- ------------- ------------
LIABILITIES AND STOCKHOLDERS'
 DEFICIENCY
Current liabilities:
  Accounts payable....................   $179,413      $124,361      $196,279
  Accrued expenses....................     23,221        30,516        34,619
  Self-insurance reserves.............      6,027         6,564         6,144
  Short-term debt.....................    157,392        84,208       131,500
  Current portion of capital lease
   obligations........................      1,038         1,038         1,038
                                         --------      --------      --------
    Total current liabilities.........    367,091       246,687       369,580
                                         --------      --------      --------
Long-term liabilities
  Obligations under capital leases....     26,211        27,073        32,738
  Deferred income taxes...............      8,581         8,581         8,581
  Self-insurance reserves.............     12,237        13,328        12,473
  Other long-term liabilities.........     19,034        23,342        28,186
                                         --------      --------      --------
    Total long-term liabilities.......     66,063        72,324        81,978
                                         --------      --------      --------
Liabilities subject to settlement
 under the reorganization case........    548,788       562,105       560,154
Stockholders' deficiency:
  Common stock - 11,310,384
   outstanding (11,312,154 at 1/31/98,
   11,387,154 at 11/1/97)
   Par value..........................        115           115           115
   Additional paid-in-capital.........    137,821       137,821       137,951
  Accumulated deficit.................   (457,665)     (423,082)     (449,007)
  Treasury stock, at cost.............       (803)         (804)         (764)
                                         --------      --------      --------
    Total stockholders' deficiency....   (320,532)     (285,950)     (311,705)
                                         --------      --------      --------
  Total liabilities and stockholders'
   deficiency.........................   $661,410      $595,166      $700,007
                                         ========      ========      ========


     See accompanying notes to condensed consolidated financial statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (Dollars in thousands)

                                                           39 Weeks Ended
                                                     --------------------------
                                                     Oct. 31, 1998 Nov. 1, 1997
                                                     ------------- ------------
Cash flows from operating activities:
  Net loss..........................................   $(34,583)     $(48,480)
  Adjustments to reconcile net loss to cash used by
   operating activities:
    Depreciation and amortization expense...........     24,370        27,544
    Amortization of deferred financing costs........      1,215         2,098
    Reorganization items............................     (2,555)       (2,160)
    Changes in working capital and other, net.......    (37,231)      (29,832)
                                                       --------      --------
  Net cash used by operating activities before
   reorganization items.............................    (48,784)      (50,830)
                                                       --------      --------
  Reorganization items:
    Interest income received........................        746           330
    Chapter 11 professional fees paid...............     (7,786)       (7,877)
    Other reorganization expenses paid, net.........     (3,225)       (5,611)
                                                       --------      --------
  Net cash used by reorganization items.............    (10,265)      (13,158)
                                                       --------      --------
  Net cash used by operating activities.............    (59,049)      (63,988)
Cash flows from investing activities:
  Capital expenditures, net.........................    (10,379)      (14,721)
  Increase in restricted cash and cash equivalents..     (8,369)         (310)
                                                       --------      --------
  Net cash used in investing activities.............    (18,748)      (15,031)
                                                       --------      --------
Cash flows from financing activities:
  Payments of liabilities subject to settlement.....     (6,551)       (5,447)
  Deferred financing costs..........................          -        (2,026)
  Net borrowings under the DIP facilities...........     73,184        89,000
  Proceeds from sales of properties.................     12,036             -
  Principal payments on capital lease obligations...       (862)       (1,242)
                                                       --------      --------
  Net cash provided by financing activities.........     77,807        80,285
                                                       --------      --------
Net increase (decrease) in unrestricted cash and
 cash equivalents...................................         10         1,266
Unrestricted cash and cash equivalents:
  Beginning of period...............................     10,949        10,025
                                                       --------      --------
  End of period.....................................   $ 10,959      $ 11,291
                                                       ========      ========
Supplemental disclosure of cash flow information:
  Cash paid for interest and certain debt fees......   $ 10,282      $  9,264
  Cash received (paid) for income taxes.............   $   (279)     $    109
Supplemental schedule of noncash (investing and
 financing) activities:
  Reduction of liabilities subject to settlement due
   to transfer of title to property.................   $  2,000      $      -

     See accompanying notes to condensed consolidated financial statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation

   The condensed consolidated financial statements of Bradlees, Inc. and subsidiaries, including Bradlees Stores, Inc. (collectively "Bradlees" or the "Company"), have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7: "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") and generally accepted accounting principles applicable to a going concern, which principles, except as otherwise disclosed, assume that assets will be realized and liabilities will be discharged in the normal course of business. The Company filed petitions for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") on June 23, 1995 (the "Filing"). The Company is presently operating its business as a debtor-in-possession subject to the jurisdiction of the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court").

   With respect to the unaudited condensed consolidated financial statements for the 13 weeks (third quarter) and 39 weeks (year-to-date) ended October 31, 1998 and November 1, 1997, it is the Company's opinion that all necessary adjustments (consisting of normal and recurring adjustments) have been included to present a fair statement of results for the interim periods. Certain prior-year amounts have been reclassified to conform to this year's presentation.

   These statements should be read in conjunction with the Company's financial statements (Form 10-K) for the fiscal year ended January 31, 1998 ("1997"). Due to the seasonal nature of the Company's business, operating results for the interim periods are not necessarily indicative of results that may be expected for the fiscal year ending January 30, 1999 ("1998"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, pursuant to the general rules and regulations promulgated by the Securities and Exchange Commission (the "SEC").

   The Company's ability to continue as a going concern is dependent upon the consummation of the Company's amended plan of reorganization (Note 2), the ability to maintain compliance with debt covenants under the DIP Facility (Note
4), achievement of profitable operations, maintenance of adequate financing, and the resolution of the uncertainties of the reorganization case discussed in
Note 2. The Company experienced significant operating losses in 1996 and 1995.

   In an effort to return the Company to profitability and accomplish its long-term goals, the Company is focusing on three core product lines: moderately-priced basic and casual apparel, basic and fashion items for the home, and edited assortments of frequently purchased commodity and convenience products. Bradlees is committed to quality and fashion, especially in apparel and home furnishings, and to improved customer service. The Company believes that it can strategically leverage its strength in the fashion and quality content of its apparel and decorative home product offerings while driving traffic with selected hardlines merchandise.

2. Reorganization Case

   In the Chapter 11 case, substantially all liabilities as of the date of the Filing are subject to settlement under the amended and modified plan of reorganization (the "Plan") that was confirmed by the Bankruptcy Court on January 27, 1999. The Plan provides for approximately $165 million in distributions to creditors, inclusive of $16 million of administrative claim payments, $7 million in tax and cure notes, $14 million in cash, $40 million in convertible notes primarily payable to the Company's pre-Chapter 11 bank group, new common stock with an estimated value of $85 million, and $3 million in other distributions. As previously reported, all existing stock will be canceled upon the Company's emergence from bankruptcy with no issuance of new stock to current shareholders.

   A Form 8-K has been filed with the SEC that describes, among other things, the classification and treatment of pre-petition claims under the Plan and conditions to the occurrence of the Plan's effective date.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--(Continued)

The Company expects to emerge from Chapter 11 on January 29, 1999. Pro forma financial information has been presented in the Company's Form S-1 Registration Statement ("Form S-1") filed with the SEC in November, 1998 and is updated in
Note 11. The Plan was originally confirmed by the Bankruptcy Court on November 18, 1998. The United States District Court for the Southern District of New York reversed this confirmation on December 23, 1998. We modified the Plan and the modified Plan was confirmed by the Bankruptcy Court on January 27, 1999 and became effective on January 29, 1999.

   Schedules were filed by the Company with the Bankruptcy Court setting forth the assets and liabilities of the Company as of the date of the Filing as shown by the Company's accounting records. Differences between amounts shown by the Company and claims filed by creditors are continuing to be investigated and resolved. Although the ultimate amount and settlement terms for all pre-petition liabilities have not yet been finalized, the Company believes that the total of unsecured claims will not exceed $300 million, a condition precedent to the effectiveness of the Plan. Payments of approximately $2.1 million were made in 1997 to settle certain reclamation claims and two properties that were financed prior to the Filing and held for sale at the beginning of 1998 were either sold or transferred during the second quarter and the associated pre-petition financing obligation was reduced accordingly (Note 7).

   Under the Bankruptcy Code, the Company may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other executory pre-petition leases and contracts, subject to Bankruptcy Court approval. A liability of approximately $45.7 million was recorded through October 31, 1998, for rejected leases and contracts. This liability may be subject to future adjustments based on claims filed and Bankruptcy Court actions. The Company believes that it has recorded its best estimate of the liability for rejected leases and contracts based on information currently available.

   The principal categories of claims classified as "Liabilities Subject to Settlement Under the Reorganization Case" are identified below. Deferred financing costs as of the Filing of $3.4 million, $2.0 million and $2.7 million, respectively, for the pre-petition revolving loan facility (the "Revolver") and subordinated debt (the "2002 and 2003 Notes") have been netted against the related outstanding debt amounts. In addition, a $9.0 million cash settlement and approximately $12.7 million of adequate protection payments since the Filing have been applied to reduce the Revolver debt amount. The cash settlement relates to a portion of the Company's cash balance as of the date of the Filing ($9.3 million) which was claimed as collateral by the pre-petition bank group. The claim was settled in full for $9.0 million and approved by the Bankruptcy Court in 1995. All amounts presented below may be subject to future adjustments depending on Bankruptcy Court actions, further developments with respect to disputed claims, determination as to the security of certain claims, the value of any collateral securing such claims, or other events.

                                                       (000's)
   Liabilities Subject to Settlement   ----------------------------------------
   Under the Reorganization Case       Oct. 31, 1998 Jan. 31, 1998 Nov. 1, 1997
   ---------------------------------   ------------- ------------- ------------
   Accounts payable...................   $166,567      $165,324      $165,016
   Accrued expenses...................     26,000        27,996        27,694
   Revolver...........................     68,405        71,105        72,005
   2002 Notes.........................    122,274       122,274       122,274
   2003 Notes.........................     97,957        97,957        97,957
   Financing obligation...............     12,460        17,951        17,951
   Obligations under capital leases...      9,440        11,407        11,527
   Provision for rejected leases......     45,685        48,091        45,730
                                         --------      --------      --------
                                         $548,788      $562,105      $560,154
                                         ========      ========      ========

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--(Continued)


3. Restricted Cash and Cash Equivalents

   Restricted cash and cash equivalents at October 31, 1998 were comprised of the following, along with earned interest of $1.2 million: (a) $6.0 million of the $24.5 million federal income tax refund received in April, 1996; (b) $1.1 million of forfeited deposits, net of property carrying costs, received in 1996 on a planned sale of an owned undeveloped property that was not consummated and $7.6 million of net proceeds received when this property was sold in March, 1998; (c) $8.0 million from the sale of a closed store in January, 1998; and
(d) other funds ($1.2 million) restricted for security deposits for utility expenses incurred after the Filing.

4. Debt

   As a result of the Filing, substantially all debt (exclusive of the DIP Facility) outstanding at October 31, 1998, was classified as liabilities subject to settlement (Note 2). No principal or interest payments are made on any pre-petition debt (excluding certain capital leases) without Bankruptcy Court approval or until a reorganization plan defining the repayment terms has been approved. During 1995, the Company received Bankruptcy Court approval to make certain adequate protection payments to the pre-petition bank group. The adequate protection payments, a cash settlement, and deferred financing costs have been netted against the related outstanding debt amounts (Note 2).

   Generally, interest on pre-petition debt ceases accruing upon the filing of a petition under the Bankruptcy Code. Contractual interest expense not recorded on certain pre-petition debt (the Revolver, 2002 Notes and 2003 Notes) totaled approximately $7.7 and $23.1 million for the third quarter and year-to-date periods of 1998, respectively, and $7.8 and $23.3 million for the third quarter and year-to-date periods of 1997, respectively.

   Financing Facility. The Company has a $250 million financing facility (the "Financing Facility") (of which $125 million is available for issuance of letters of credit) with BankBoston Retail Finance, Inc. ("BBNA") as agent, under which the Company is allowed to borrow for general corporate purposes, working capital and inventory purchases. The Financing Facility consists of (a) an up to eighteen month debtor-in-possession revolving credit facility in the maximum principal amount of $250 million (the "DIP Facility" - see below) and, subject to meeting certain conditions, (b) an up to three year post-confirmation revolving credit facility in the maximum principal amount of $250 million (the "Exit Facility" - see below). The commitment period for the combined facility cannot exceed four years.

   The DIP Facility replaced a $200 million Debtor-in Possession Revolving Credit and Guaranty Agreement (the "Prior DIP Facility") with Chase Manhattan Bank, as agent. There were outstanding direct borrowings of $157.4 million under the DIP Facility as of October 31, 1998. Trade and standby letters of credit outstanding under the DIP Facility were $8.5 and $19.3 million, respectively, at October 31, 1998, and $16.1 and $19.7 million, respectively, at November 1, 1997 under the Prior DIP Facility.

   The DIP Facility has an advance rate of 60% of the Loan Value of Eligible Receivables (as defined), plus 72% of the Loan Value of Eligible Inventory (as defined). Between March 1 and December 15, the Company can borrow an overadvance amount on the Loan Value of Eligible Inventory of 5% (the "Overadvance Amount"), subject to a $20 million limitation. At the Company's option, the Company may borrow under the DIP Facility at the Alternate Base Rate (as defined) in effect from time to time (the "Base Rate Applicable Margin") or the adjusted Eurodollar rate plus 2.25% (the "Eurodollar Applicable Margin") for interest periods of one, two or three months. The Base Rate Applicable Margin and Eurodollar Applicable Margin would be increased 0.5% during any fiscal month that the Company has Overadvance Amounts. The weighted average interest rate under the DIP Facility was 7.92% in the third quarter and 7.93% in the year-to- date period of 1998.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--(Continued)

   There are no compensating balance requirements under the DIP Facility but the Company is required to pay an annual commitment fee of 0.3% of the unused portion. The DIP Facility contains restrictive covenants including, among other things, limitations on the incurrence of additional liens and indebtedness, limitations on capital expenditures and the sale of assets, the maintenance of minimum operating earnings ("EBITDA") and minimum accounts payable to inventory ratios. The lenders under the DIP Facility have a "super-priority claim" against the estate of the Company. As of October 31, 1998, the Company is in compliance with the DIP Facility covenants. The DIP Facility expires on the earlier of June 30, 1999, or the effective date of the Plan.

   The Company has received a commitment for the Exit Facility, which consists of a $250 million senior secured revolving line of credit (of which $125 million is available for issuance of letters of credit) and a $20 million junior secured "last in-last out" facility. The Exit Facility is for a term of up to three years. The Company will use the Exit Facility to repay its existing DIP Facility and for working capital and general business needs.

   The senior secured tranche has an advance rate equal to 80% of the Loan Value of Eligible Receivables, plus the lower of (i) 72% of the Loan Value of Eligible Inventory or (ii) 80% of the ratio of the annual appraised liquidation value to the Loan Value (as defined) of the inventory (the "Loan to Value Ratio"). Between March 1 and December 15, the inventory advance rate will be increased to 77% of the Loan Value of Eligible Inventory. The Company may also borrow up to an additional $20 million under the junior secured facility provided that the total inventory borrowings do not exceed 93% of the Loan to Value Ratio.

   The Exit Facility permits the Company to borrow funds under the senior secured tranche at an interest rate per annum equal to (a) the higher of (i) the annual rate of interest as announced by BankBoston as its "Base Rate" and
(ii) the weighted average of the rates on overnight federal funds plus 0.50% per annum; or (b) 2.25% per annum plus the quotient of (i) the LIBOR Rate in effect divided by (ii) a percentage equal to 100% minus the percentage established by the Federal Reserve as the maximum rate for all reserves applicable to any member bank of the Federal Reserve system in respect of eurocurrency liabilities. Each of these rates is subject to a 0.50% increase in the event of overadvances. The junior secured facility permits the Company to borrow funds at the "Base Rate" plus 7.00% per annum.

   The Exit Facility is subject to certain conditions being satisfied, including minimum EBITDA performance and minimum borrowing availability on the effective date of the Plan. The Exit Facility will be secured by substantially all of the non-real estate assets of the Company. The Exit Facility contains financial covenants including (i) minimum EBITDA, (ii) minimum accounts payable to inventory; (iii) maximum capital expenditures; and (iv) minimum operating cash flow to interest expense (for the fiscal quarters ending on or about January 31, 2001, and thereafter).

5. Income Taxes

   The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". On an interim basis, the Company provides for income taxes using the estimated annual effective rate method. The Company did not recognize a quarterly or annual income tax expense or benefit in 1997 and also does not expect to recognize a quarterly or annual income tax expense or benefit in 1998.

   As a result of the implementation of the Plan, the Company will (i) undergo an "ownership change" (generally, a greater than 50 percentage point change in ownership) for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) realize cancellation of indebtedness income ("COI") from the cancellation of certain indebtedness in exchange for common stock, 9% convertible notes

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--(Continued)

and warrants to purchase shares of common stock. Because such ownership change and cancellation of indebtedness arise in a bankruptcy proceeding under Chapter 11, the Company will avoid some of the adverse Federal income tax consequences generally associated with such changes (e.g. the COI realized will not be includible in income). Nevertheless, the Company expects that its ability to offset future taxable income with net operating loss carryforwards ("NOLs"), as well as certain built-in losses and tax credits, will be limited and that certain tax attributes, including NOLs, will be reduced (but not eliminated). In addition, if the Company experiences another "ownership change" under
Section 382 of the Code subsequent to emergence, there may be further limits on the Company's NOLs and certain built-in losses and tax credits to income.

6. Reorganization Items

   The Company provided for or incurred the following expense and income items during the third quarter and year-to-date periods of 1998 and 1997, directly associated with the Chapter 11 reorganization proceedings and the resulting restructuring of its operations:

                                                       (000's)
                                          ------------------------------------
                                           13 Weeks Ended     39 Weeks Ended
                                          -----------------  -----------------
                                          10/31/98  11/1/97  10/31/98  11/1/97
                                          --------  -------  --------  -------
   Professional fees....................  $ 2,250   $ 2,250  $ 6,750   $ 7,500
   Interest income......................     (274)     (101)    (746)     (330)
   Net asset write-off..................        -         -      470         -
   Gain on disposition of properties....        -      (800)  (1,873)   (1,003)
   Provision for rejected leases........   (4,725)   (5,207)  (7,156)   (5,207)
   Employee severance and termination
    benefits............................        -    (3,400)       -    (3,400)
   Provision for MIS retention bonuses..        -       280        -       280
                                          -------   -------  -------   -------
                                          $(2,749)  $(6,978) $(2,555)  $(2,160)
                                          =======   =======  =======   =======

   Professional fees and interest income: Professional fees represent estimates of expenses incurred, primarily for legal, consulting and accounting services provided to the Company and the creditors committee (which are required to be paid by the Company while in Chapter 11). Interest income represents interest earned on cash invested during the Chapter 11 proceeding.

   Net asset write-off: The Company incurred a $0.5 million net asset write-off in the second quarter of 1998 relating to the disposal of greeting card fixtures that are being replaced as a consequence of the Company's rejection of its greeting card supply contract.

   Gain on disposition of properties: The Company sold a previously closed store in the second quarter of 1998 (see Note 7) and recognized a gain of $1.9 million that was classified as a reorganization item since the associated asset write-offs were previously included in reorganization items. In 1997, the Company sold three closed stores leases and certain equipment and recorded related gains of $1.0 million, including $0.8 million in the third quarter, as reorganization items.

   Provision for rejected leases: During the third quarter of 1998, the Company obtained confirmation that the lessor of a previously rejected lease had re-let the premises and, accordingly, the Company reduced its liability for rejected leases by $4.7 million and recognized a reorganization credit for that amount. During the second quarter of 1998, the Company was notified by two of its former landlords at closed locations that the properties had been re-let and therefore their claims for rejected lease damages were reduced by $2.4 million. The Company reduced its rejected lease liability accordingly and recognized a reorganization credit for that

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--(Continued)

amount in the second quarter. During the third quarter of 1997, the Company sold a closed store lease and reversed the associated $5.2 million rejected lease liability that had previously been recorded at the time of the store-closing announcement when it was expected that the lease would be rejected.

   Employee severance and termination benefits: The credit of $3.4 million in the third quarter and year-to-date period of 1997 resulted from the reversal of certain executive severance reserves, including a significant portion of the severance reserve that had been established for the Company's former CEO Mark Cohen, whose employment terminated in December 1996, and remaining reserves for certain former executives who found employment. During the third quarter of 1997, a mediated settlement was reached with Mr. Cohen that was subsequently approved by the Bankruptcy Court.

   MIS retention bonuses: The Company had a retention bonus program for certain Management Information System (MIS) employees that provided for bonuses during the Chapter 11 proceedings for continued employment through April 1998. In April, 1998 these bonuses were paid and this program was then discontinued.

   Restructuring reserves: The Company closed 6 stores in February, 1998. As of October 31, 1998, the Company had remaining reserves (included in accrued expenses) totaling approximately $1.0 million (exclusive of provisions for rejected leases discussed in Note 2) for costs associated with the closing of the 6 stores and other restructuring activities. Approximately $3.2 million of restructuring costs were paid in the year-to-date period of 1998. The majority of the remaining reserved costs are expected to be paid within a year.

   The Company expects to incur charges of approximately $5.1 million prior to emergence for an estimated going-out-of-business inventory impairment of $1.5 million (to be recorded as cost of goods sold) and other store closing costs of $3.6 million for two store closings anticipated to occur by the end of fiscal year 1999.

7. Assets Held for Sale

   The Company had assets held for sale at the beginning of 1998 that consisted of two properties, one of which was sold in the second quarter for approximately $4.3 million. A net gain of approximately $1.9 million was recorded in the second quarter for the sale of that property (Note 6) and the net proceeds from the sale of the property of $3.5 million were utilized to pay down the related pre-petition financing obligation. Title to the other property that had been held for sale was transferred to the related financing group at the end of the second quarter and the pre-petition financing obligation was reduced by the amount of the carrying value of the property ($2 million) pending a final agreement on the economic value of the property (which is currently anticipated to be at or above $2 million).

8. Retirement Plans

   The Company has a qualified, noncontributory defined benefit pension plan for non-union employees. Plan benefits are based on the participant's compensation and years of service. As of December 31, 1998, the Company will freeze credited service and salary levels in this plan. This change impacts all management and non-union hourly associates. All affected associates were notified of the freeze in November. Vesting service will continue for non-vested associates but no future credited service will be provided. The Company expects to record a gain in the fourth quarter as a result of the freeze.

   The Company has a 401(k) plan for all active employees in eligible job categories. Employees may contribute a portion of their salary to the plan. As of January 1, 1999, the Company will contribute an amount

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--(Continued)

equal to 50% of up to 6% of each participant's salary contributed to the plan. This change impacts all management and non-union hourly associates. Currently eligible participants will become fully vested in the Company contribution as required by law, while new hires on or after January 1, 1999 will have a 20% per year vesting schedule with full vesting after 5 years.

   The Company provides certain health care and life insurance benefits for certain retired non-union employees meeting age and service requirements. The Company accounts for the post retirement plan in accordance with SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," which requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company's post-retirement benefits are funded on a current basis.

   The SFAS No. 106 valuation at January 31, 1998, along with amortization credits of $1.3 and $4.0 million in the third quarter and year-to-date periods of 1998, respectively, reflected changes that were effective January 1, 1998. The changes represent the elimination of future benefits for active employees who do not become eligible by January 1, 2000, and a phase-out of the Company contributions over the next two years (at 50% per year beginning January 1, 1999) towards the cost of providing medical benefits to eligible retirees.

9. Changes in Accounting Estimates

   The Company is primarily self-insured for workers' compensation and general liability costs. Actuarial studies of the self-insurance reserves were completed in the third quarters of 1998 and 1997 using a discount rate of 6.0% (the same rate used at January 31, 1998 and February 1, 1997). As a result of the 1997 study, the self-insurance reserves were reduced by $3.6 million in the third quarter of 1997 with a corresponding reduction in SG&A expenses (selling, store operating, administrative and distribution expenses).

10. Summarized Financial Information for Bradlees Stores, Inc.

  Under the Plan (Note 2), Bradlees, Inc. is issuing common stock and Bradlees Stores, Inc. is issuing certain debt. Bradlees, Inc. operates its stores through Bradlees Stores, Inc., an indirect wholly-owned subsidiary.
Bradlees, Inc. is guaranteeing the debt issued by Bradlees Stores, Inc. Substantially all of the assets of the Company, on a consolidated basis, are held by Bradlees Stores, Inc. The following summarized financial information of Bradlees Stores, Inc. is presented in accordance with SEC Staff Accounting Bulletin 53 and Regulation S-X Rule 1-02 (bb):

                                                           (000's)
                                                  ----------------------------
                                                  Oct. 31,  Jan. 31,  Nov. 1,
                                                    1998      1998      1997
                                                  --------  --------  --------
Current Assets................................... $371,208  $286,332  $382,649
Noncurrent Assets................................  283,441   302,286   310,855
Current Liabilities..............................  367,091   246,687   369,580
Payable to Bradlees, Inc.........................  189,735   189,881   189,139
Noncurrent Liabilities...........................   66,063    72,324    81,978
Liabilities Subject to Settlement Under the
 Reorganization Case............................. $328,557  $341,874  $339,923
                                                  Thirty-Nine Weeks
                                                        Ended
                                                  ------------------
                                                  Oct. 31,  Nov. 1,
                                                    1998      1997
                                                  --------  --------
Net Sales........................................ $906,385  $895,220
Gross Margin.....................................  271,002   269,699
Loss from Continuing Operations..................  (34,689)  (48,628)
Net Loss......................................... $(34,689) $(48,628)

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)--(Continued)

  Upon confirmation of the Plan, Bradlees, Inc. will contribute a portion of its intercompany receivable to the capital of Bradlees Stores, Inc. so that $96 million will be allowed as the final intercompany claim.

11. Pro Forma Financial Information (Unaudited)

  The following unaudited pro forma summary information, pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statement of operations are based on the statements of Bradlees as adjusted to give effect to the consummation of the Plan (Note 2). The unaudited pro forma summary information, and pro forma condensed consolidated statement of operations have been prepared as if the effective date of the Plan had occurred on February 1, 1997. The unaudited pro forma condensed consolidated balance sheet has been prepared assuming the effective date of the Plan had occurred on October 31, 1998.

  The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the Company's financial statements and the notes thereto appearing in the Company's Form 10-K for 1997, Form S-1 and elsewhere in these financial statements. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to represent what the Company's financial position or results of operations would actually have been if the consummation of the Plan had occurred on such date or at the beginning of the period indicated, or to project the Company's financial position or results of operations at any future date or for any future period.

  The following unaudited pro forma summary information for 1997 was derived from the unaudited pro forma condensed consolidated statement of operations for 1997 presented, along with the notes thereto, in the Form S-1:

                       Pro Forma Summary Information

                                (Unaudited)

                              (000's Omitted)

                                                               Fiscal Year Ended
                                                               January 31, 1998
                                                               -----------------
   Total Sales................................................    $1,340,983
   Net Loss...................................................       (18,525)
   Loss Per Common Share......................................         (1.81)
   Pro Forma Number of Stores.................................           103

The pro forma net loss amount above excludes the gain on debt discharge and fresh-start reporting credit expected to be recorded on the effective date.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                       Pro Forma Adjustments            Pro Forma
                         Oct. 31, 1998   Debits         Credits       Oct. 31, 1998
                         ------------- ----------     -----------     -------------
ASSETS
Current assets:
 Unrestricted cash and
  cash equivalents......   $ 10,959    $   11,000     $    11,000       $ 10,959
 Restricted cash and
  cash equivalents......     25,129             -          23,929(2)       1,200
                           --------    ----------     -----------       --------
  Total cash and cash
   equivalents..........     36,088        11,000          34,929         12,159
                           --------    ----------     -----------       --------
 Accounts receivable....     11,925                                       11,925
 Inventories............    318,883                         1,000(3h)    317,883
 Prepaid expenses.......     11,031             -               -         11,031
                           --------    ----------     -----------       --------
  Total current assets..    377,927    $   11,000          35,929        352,998
                           --------    ----------     -----------       --------
Property, plant and
 equipment, net:
 Property excluding
  capital leases, net...    123,892             -          11,000(2)     110,692
                                                            2,200(3j)
 Property under capital
  leases, net...........     17,732         9,196(3b)       5,406(3j)     21,522
                           --------    ----------     -----------       --------
  Total property, plant
   and equipment, net...    141,624         9,196          18,606        132,214
                           --------    ----------     -----------       --------
Other assets:
 Lease interests at fair
  value, net............    137,350             -          59,530(3j)     77,820
 Assets held for sale...          -         3,400(2)            -         14,000
                                           10,600(3d)
 Other, net.............      4,509         2,475(2)        1,222(3g)      4,498
                                                            1,264(3i)
 Reorganization value in
  excess of revalued
  assets................          -        14,985(3k)           -          9,985
                           --------    ----------     -----------       --------
  Total other assets....    141,859        31,460          62,016        108,303
                           --------    ----------     -----------       --------
  Total assets..........   $661,410    $   51,656     $   116,551       $596,515
                           ========    ==========     ===========       ========


 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 (in thousands)

                                       Pro Forma Adjustments           Pro Forma
                         Oct. 31, 1998   Debits        Credits       Oct. 31, 1998
                         ------------- ----------     -----------    -------------
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 (DEFICIENCY)
Current liabilities:
 Accounts payable.......   $ 179,413   $        -     $        -       $179,413
 Accrued expenses.......      23,221        7,000(2)       2,000(1)      15,746
                                            2,475(3c)
 Self-insurance
  reserves..............       6,027            -              -          6,027
 Short-term debt........     157,392            -          8,571(2)     165,963
 Current portion of
  capital lease
  obligations...........       1,038            -            750(2)       1,788
                           ---------   ----------     ----------       --------
  Total current
   liabilities..........     367,091        9,475         11,321        368,937
                           ---------   ----------     ----------       --------
Long-term liabilities:
 Obligations under
  capital leases........      26,211          321(3b)          -         25,890
 Convertible notes
  payable...............           -       11,000         40,000(2)      29,000
 Deferred income taxes..       8,581        8,581(3h)          -              -
 Self-insurance
  reserves..............      12,237            -              -         12,237
 Unfavorable lease
  liability.............           -            -         45,573(3j)     45,573
 Other long-term
  liabilities...........      19,034            -          2,000(1)      29,878
                                                           6,550(2)
                                                           2,294(3f)
                           ---------   ----------     ----------       --------
  Total long-term
   liabilities..........      66,063       19,902         96,417        142,578
                           ---------   ----------     ----------       --------
Liabilities subject to
 settlement under the
 reorganization case....     548,788      548,788(2)           -              -
Stockholders' equity
 (deficiency):
 Common stock
  Par value.............         115          115(3a)        102(2)         102
  Additional paid-in-
   capital..............     137,821      137,821(3a)     84,898(2)      84,898
 Accumulated deficit....    (457,665)       4,000(1)     393,463(2)           -
                                                          68,202(3)
 Treasury stock, at
  cost..................        (803)           -            803(3a)          -
                           ---------   ----------     ----------       --------
  Total stockholders'
   equity (deficiency)..    (320,532)     141,936        547,468         85,000
                           ---------   ----------     ----------       --------
  Total liabilities and
   stockholders' equity
   (deficiency).........   $ 661,410   $  720,101     $  655,206       $596,515
                           =========   ==========     ==========       ========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                (Dollars in thousands except per share amounts)

                                                                          Pro Forma
                            39 Weeks                                      39 Weeks
                              Ended     Pro Forma Adjustments               Ended
                          Oct. 31, 1998   Debits          Credits       Oct. 31, 1998
                          ------------- ----------      -----------     -------------
Total sales.............    $939,203         3,381(1)             -       $935,822
Leased department
 sales..................      32,818            70(1)             -         32,748
                            --------                                      --------
Net sales...............     906,385                                       903,074
Cost of goods sold......     635,383             -            2,472(1)     632,911
                            --------                                      --------
Gross margin............     271,002                                       270,163
Leased department and
 other operating in-
 come...................       8,757            25(1)             -          8,732
                            --------                                      --------
                             279,759                                       278,895
Selling, store
 operating,
 administrative and
 distribution expenses..     280,326         2,967(3)           631(1)     278,498
                                             1,021(6)         5,773(7)
                                               724(10)          136(11)
Depreciation and amorti-
 zation expense.........      24,370             -                3(1)      12,761
                                                              5,103(3)
                                                              2,253(5)
                                                                469(6)
                                                              3,781(9)
Loss on disposition of
 properties.............         241                                           241
Interest and debt ex-
 pense..................      11,960           869(4)         1,215(4)      21,189
                                             9,575(8)
Reorganization items....      (2,555)        2,555(2)             -              -
                            --------                                      --------
Net loss................    $(34,583)                                     $(33,794)
                            ========                                      ========
Comprehensive loss......    $(34,583)                                     $(33,794)
                            ========                                      ========
Net loss per share - ba-
 sic and diluted........    $  (3.06)                                     $  (3.30)(12)
                            ========                                      ========
Weighted average shares
 outstanding (in
 thousands) - basis and
 diluted................      11,311                                        10,226
                            ========                                      ========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                              BRADLEES, INC.

                             AND SUBSIDIARIES

                  NOTES TO UNAUDITED PRO FORMA CONDENSED

                     CONSOLIDATED FINANCIAL STATEMENTS

   The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited pro forma condensed consolidated balance sheet as of October 31, 1998, and the unaudited pro forma condensed consolidated statement of operations for the thirty-nine weeks then ended.

   The unaudited pro forma condensed consolidated financial statements reflect the adjustments described under "Pro Forma Adjustments" below, which are based on the assumptions and preliminary estimates described therein, which are subject to change. These statements do not purport to be indicative of the financial position and results of operations of Bradlees as of such dates or for such periods, nor are they indicative of future results. Furthermore, these unaudited pro forma condensed consolidated financial statements do not reflect the anticipated gain on debt discharge or fresh-start reporting credit which are expected to be incurred as of the effective date of the Plan. (For the purposes of the pro forma financial statements, the "Effective Date" is assumed to be October 31, 1998 for the pro forma balance sheet, and February 1, 1997 for the pro forma statement of operations.)

   The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in these financial statements.

   The unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of operations reflect the following pro forma adjustments based on the assumptions described below:

   October 31, 1998 Balance Sheet Pro Forma Adjustments

   1. Reserves established prior to emergence for emergence-related and performance bonuses payable on the Effective Date or subsequent to the Effective Date.

   2. Plan consummation distributions that include, among other things, an estimated equity value of $85.0 million, $14.0 million in cash distributions, and 9% Convertible Notes totaling $40.0 million. In connection with the consummation of the Plan, we will receive $11.0 million in cash for the modification of the Union Square lease and immediately pay down the 9% Convertible Notes. The reduction of $11.0 million in property, plant and equipment, net, includes a write-off of $7.6 million for the Union Square store and a reclassification of $3.4 million to assets held for sale for one store lease that is expected to be sold to help fund the further paydown of the 9% Convertible Notes.

        The payment of $23.9 million out of restricted funds and $8.6 million out of borrowings is for certain settlements due under the POR and for financing costs of $2.5 million associated with the post-emergence revolver. The total payment of $32.5 million is expected to fund all administrative and convenience claims, including the bonuses due at consummation and the exit financing costs, with the remaining restricted cash held for security deposits for post-emergence payments.

   3. Fresh-start accounting adjustments that reflect the estimated adjustments necessary to adopt fresh-start reporting in accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Fresh-start reporting requires that the reorganization value of Bradlees be allocated to Bradlees' assets in conformity with APB Opinion 16, "Business Combinations", for transactions reported on the basis of the purchase method. The portion of the assigned reorganization value exceeding the revalued net assets is recorded as a long-term asset. The calculation of the preliminary and estimated new equity value is discussed in detail in Section Three (Subsection XIII) of the Disclosure Statement filed as an exhibit to this Registration Statement. See also "Risk Factors--Post Bankruptcy Risks-- Determination of Equity Value."

                              BRADLEES, INC.

                             AND SUBSIDIARIES

                  NOTES TO UNAUDITED PRO FORMA CONDENSED

              CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The fresh-start accounting adjustments are summarized as follows:

     a. Cancellation of the old common stock pursuant to the Plan and close-out to retained earnings.

     b. A revaluation of all capital lease obligations and related capital lease assets using our estimated October 31, 1998 borrowing rate (12%) for similar financings.

     c. Revaluation of the straight-line rent reserve ($2.5 million). Straight-line rent is recalculated on a going-forward basis by the reorganized Bradlees.

     d. Revaluation of the one store lease held for sale to an estimated total net realizable value of $14 million.

     e. Restatement of LIFO merchandise inventories to estimated fair value approximates FIFO cost. Inventories valued at FIFO cost then become the base year layer for LIFO inventories in the post-consummation financial reporting period. No LIFO adjustment is expected.

     f. Recording of additional pension plan liability of $4.3 million (excluding the impact from the fourth quarter non-union pension freeze--Note 8 to the October 31, 1998 Form 10-Q.) and additional Supplemental Executive Retirement Plan (the "SERP") liability of $1.4 million, reduced by the write-off of the unrecognized FAS No. 106 prior service costs of $3.4 million.

     g. Revaluation of the intangible SERP asset ($1.2 million) to its estimated net realizable value.

     h. Write-off ($8.6 million) of deferred income taxes (due to a change in the status of timing differences) and a $1.0 million reduction to reflect inventory at its estimated net realizable value.

     i. Write-off of the unamortized deferred financing charges ($1.3 million) associated with the terminated Debtor-in-Possession
            (DIP) bank facility which will be amortized prior to emergence.

     j. Revaluation of fixed assets and leasehold interests based upon the estimated fair market value of properties and leases while considering the current markets in which Bradlees has locations. This revaluation resulted in, among other things, the recording of a write-down of $59.5 million in favorable lease interests and an unfavorable lease liability of $45.6 million for certain locations. The remaining favorable lease interests and the unfavorable lease liability will both be amortized to rent expense.

     k. Recording of the reorganization value in excess of the revalued assets at October 31, 1998.

                              BRADLEES, INC.

                             AND SUBSIDIARIES

                  NOTES TO UNAUDITED PRO FORMA CONDENSED

              CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   Pro Forma Adjustments - Statement of Operations for the Thirty-nine Weeks Ended October 31, 1998

   1. To eliminate the sales and expense amounts associated with five stores closed in February, 1998.

   2.   To eliminate reorganization items.

   3. Adjustment in amortization of lease interests revalued under fresh-start reporting.

   4. To record amortization of post-emergence deferred financing costs and reverse the historical year to date amortization of deferred financing costs.

   5. Reduction in depreciation expense due to certain reclassifications to assets held for sale and fixed asset write-offs resulting from fresh-start reporting.

   6. To adjust lease rent expense and amortization expense for revised straight-line rent calculations.

   7. To adjust lease rent expense for amortization of the unfavorable lease liability.

   8. To adjust interest expense for amortization of the discount on the unfavorable lease liability and for increased interest expense resulting from a slightly higher average revolver borrowing level, the 9% Convertible Notes and other issued notes.

   9. To record reduction in depreciation and amortization expense resulting from the allocation of the estimated excess of revalued assets over the reorganization value at February 1, 1997.

   10. To record additional FAS No. 106 expense as a result of fresh-start reporting.

   11.  To reduce pension expense as a result of fresh-start reporting.

   12. Pro forma earnings per share were computed based on the estimated weighted average number of common shares outstanding during the applicable period assuming that the Plan was effective on February 1, 1997.

                              ARTHUR ANDERSEN LLP

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Bradlees, Inc., Debtor-in-Possession:

   We have audited the accompanying consolidated balance sheet of Bradlees, Inc. and subsidiaries, Debtor-in-Possession (the "Company"), as of January 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bradlees, Inc. and subsidiaries as of January 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 3 to the consolidated financial statements on June 23, 1995, the Company filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In addition, the Company has experienced operating losses in each of the three years ended January 31, 1998 and at January 31, 1998 had a substantial stockholders' deficit. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon, among other things, (i) acceptance of a Plan of reorganization by the Company's creditors with confirmation by the Bankruptcy Court, (ii) compliance with all debt covenants under the debtor-in-possession financing, (iii) the success of future operations, including returning to profitability and maintaining adequate post bankruptcy financing and liquidity and (iv) the resolution of the uncertainties of the reorganization case discussed in Note 3. Management's plans in regard to these matters are also discussed in Note 1 to the financial statements.

   The eventual outcome of these matters discussed in the previous paragraph is not presently determinable. The consolidated financial statements do not include any adjustments relating to the resolution of these uncertainties or the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

                                                 /s/ Arthur Andersen LLP

New York, New York
March 17, 1998 (except with respect to the matter discussed in Note 16, as to which the date is November 23, 1998)

                             Deloitte & Touche LLP
                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Bradlees, Inc., Debtor-in-Possession:

   We have audited the accompanying consolidated balance sheet of Bradlees, Inc. and subsidiaries, Debtor-in-Possession (the "Company"), as of February 1, 1997, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended February 1, 1997 and February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bradlees, Inc. and subsidiaries at February 1, 1997 and the results of its operations and its cash flows for the years ended February 1, 1997 and February 3, 1996 in conformity with generally accepted accounting principles.

   As discussed in Notes 1 and 3, the Company has filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such consolidated financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company's 1996 and 1995 losses from operations and stockholders' deficiency raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

                                          /s/ Deloitte & Touche LLP
Boston, Massachusetts
March 20, 1997 (November 23, 1998 with respect to Note 16)

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands except per share amounts)

                              52 Weeks ended   52 Weeks ended   53 Weeks ended
                             January 31, 1998 February 1, 1997 February 3, 1996
                             ---------------- ---------------- ----------------
Total sales................    $ 1,392,250       $1,619,444       $1,840,926
Leased sales...............         47,806           57,726           60,158
                               -----------       ----------       ----------
Net sales..................      1,344,444        1,561,718        1,780,768
Cost of goods sold.........        948,087        1,127,651        1,289,077
                               -----------       ----------       ----------
Gross margin...............        396,357          434,067          491,691
Leased department and other
 operating income..........         12,151           13,734           15,130
                               -----------       ----------       ----------
                                   408,508          447,801          506,821
Selling, store operating,
 administrative
 and distribution
 expenses..................        382,910          504,030          572,843
Depreciation and
 amortization expense......         36,244           42,200           54,387
Gain on disposition of
 properties................         (5,425)          (1,739)               -
Interest and debt expense..         16,584           11,495           27,176
Impairment of long-lived
 assets....................              -           40,782           99,358
Reorganization items.......            752           69,792           65,003
                               -----------       ----------       ----------
Loss before income taxes...        (22,557)        (218,759)        (311,946)
Income tax benefit.........              -                -         (104,533)
                               -----------       ----------       ----------
Net loss...................    $   (22,557)      $ (218,759)      $ (207,413)
                               ===========       ==========       ==========
Net loss per share - basic
 and diluted...............    $     (1.98)      $   (19.17)      $   (18.17)
                               ===========       ==========       ==========
Weighted average shares
 outstanding
 (in thousands) - basic and
 diluted...................         11,365           11,412           11,416
                               ===========       ==========       ==========



          See accompanying Notes to Consolidated Financial Statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                              January 31, 1998 February 1, 1997
                                              ---------------- ----------------
Assets
Current assets:
  Unrestricted cash and cash equivalents.....    $  10,949        $  10,025
  Restricted cash and cash equivalents.......       16,760            9,126
                                                 ---------        ---------
    Total cash and cash equivalents..........       27,709           19,151
                                                 ---------        ---------
Accounts receivable..........................       10,013            8,240
Inventories..................................      238,629          236,920
Prepaid expenses.............................        8,733            8,466
Assets held for sale.........................        7,754            8,419
                                                 ---------        ---------
    Total current assets.....................      292,838          281,196
                                                 ---------        ---------
Property, plant and equipment, net...........      150,484          163,641
                                                 ---------        ---------
Other assets:
  Lease interests, net.......................      142,454          150,229
  Assets held for sale.......................        4,000            5,250
  Other, net.................................        5,390            3,884
                                                 ---------        ---------
    Total other assets.......................      151,844          159,363
                                                 ---------        ---------
    Total assets.............................    $ 595,166        $ 604,200
                                                 =========        =========
Liabilities and Stockholders' Deficiency
Current liabilities:
  Accounts payable...........................    $ 124,361        $ 115,315
  Accrued employee compensation and
   benefits..................................       17,401           13,317
  Self-insurance reserves....................        6,564            7,086
  Other accrued expenses.....................       13,115           32,607
  Short-term debt............................       84,208           42,500
  Current portion of capital lease
   obligations...............................        1,038            1,722
                                                 ---------        ---------
    Total current liabilities................      246,687          212,547
                                                 ---------        ---------
Obligations under capital leases.............       27,073           33,296
Deferred income taxes........................        8,581            8,581
Self-insurance reserves......................       13,328           14,386
Other long-term liabilities..................       23,342           27,642
Liabilities subject to settlement under the
 reorganization case.........................      562,105          571,041
Commitments and contingencies (Note 13)
Stockholders' equity (deficiency):
  Common stock - 11,312,154 shares
  outstanding (11,394,433 at 2/1/97) Par
  value......................................          115              115
  Additional paid-in-capital.................      137,821          137,951
  Unearned compensation......................            -             (167)
  Accumulated deficit........................     (423,082)        (400,525)
  Treasury stock, at cost - 155,575 shares
   (73,296 at 2/1/97)........................         (804)            (667)
                                                 ---------        ---------
    Total stockholders' deficiency...........     (285,950)        (263,293)
                                                 =========        =========
    Total liabilities and stockholders'
     deficiency..............................    $ 595,166        $ 604,200
                                                 =========        =========

          See accompanying Notes to Consolidated Financial Statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                               52 Weeks ended   52 Weeks ended   53 Weeks ended
                              January 31, 1998 February 1, 1997 February 3, 1996
                              ---------------- ---------------- ----------------
Cash Flows From Operating
 Activities:
 Net loss...................      $(22,557)       $(218,759)       $(207,413)
 Adjustments to reconcile
  net loss to cash provided
  (used) by operating
  activities:
 Depreciation and
  amortization..............        36,244           42,200           54,387
 Impairment of long-lived
  assets....................             -           40,782           99,358
 Amortization of deferred
  financing costs...........         3,750            2,154            1,475
 Stock compensation.........             -                -              701
 Deferred income taxes......             -                -          (79,957)
 Reorganization items.......           752           69,792           65,003
 Gain on disposition of
  properties................        (5,425)          (1,739)               -
Increase (decrease) in cash
 resulting from changes in:
 Accounts receivable........        (1,773)           2,296            6,819
 Inventories................        (1,709)          44,293           16,848
 Prepaid expenses...........          (357)           1,542              372
 Refundable income taxes....             -           24,576          (24,576)
 Accounts payable...........         9,046          (32,319)          96,431
 Accrued expenses...........        (6,185)             580            3,401
 Other, net.................        (4,547)          (1,664)          (1,359)
                                  --------        ---------        ---------
  Net cash provided (used)
   by operating activities
   before reorganization
   items....................         7,239          (26,266)          31,490
                                  --------        ---------        ---------
Operating cash flows from
 reorganization items:
 Interest income received...           420            1,445            2,965
 Bankruptcy-related
  professional fees paid....        (9,626)         (10,756)          (2,250)
 Other reorganization
  expenses paid, net........        (7,157)         (17,572)          (3,084)
                                  --------        ---------        ---------
  Net cash used by
   reorganization items.....       (16,363)         (26,883)          (2,369)
                                  --------        ---------        ---------
  Net cash (used) provided
   by operating activities..        (9,124)         (53,149)          29,121
                                  --------        ---------        ---------
Cash Flows from Investing
 Activities:
 Capital expenditures, net..       (19,568)         (27,527)         (37,029)
 Increase in restricted cash
  and cash equivalents......        (7,634)          (7,932)          (1,194)
                                  --------        ---------        ---------
  Net cash used in investing
   activities...............       (27,202)         (35,459)         (38,223)
                                  --------        ---------        ---------
Cash Flows From Financing
 Activities:
 Principal payments on long-
  term debt.................        (1,657)          (2,707)          (5,794)
 Payments of liabilities
  subject to settlement.....        (6,467)          (5,327)         (11,764)
 Proceeds from sales of
  assets....................         7,967            1,739                -
 Borrowings under pre-
  petition revolving loan
  facility..................             -                -           72,500
 Borrowings under financing
  obligation................             -                -           12,801
 Borrowings under DIP
  facilities................        41,708           42,500                -
 Deferred financing costs...        (4,301)            (584)          (4,047)
 Other common stock
  activity, net.............             -                -              (18)
 Dividends paid.............             -                -           (1,712)
                                  --------        ---------        ---------
  Net cash provided by
   financing activities.....        37,250           35,621           61,966
                                  --------        ---------        ---------
  Net increase (decrease) in
   unrestricted cash and
   cash equivalents.........           924          (52,987)          52,864
Unrestricted cash and cash
 equivalents:
 Beginning of period........        10,025           63,012           10,148
                                  --------        ---------        ---------
 End of period..............      $ 10,949        $  10,025        $  63,012
                                  ========        =========        =========
Supplemental disclosure of
 cash flow information:
 Cash paid for interest.....      $ 12,807        $   9,991        $  16,382
 Cash received for income
  taxes.....................      $    109        $  25,046        $   2,869
Supplemental schedule of
 noncash (investing and
 financial) activities:
 Capital lease obligations
  incurred..................      $      -        $       -        $   8,398

          See accompanying Notes to Consolidated Financial Statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES
                      (Operating as Debtor-in-Possession)

                (Dollars in thousands except per share amounts)
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                            Retained
                                                                            Earnings            Stockholders'
                         Common Stock          Additional      Unearned   (Accumulated Treasury    Equity
                            Shares    Amount Paid-in-Capital Compensation   Deficit)    Stock   (Deficiency)
                         ------------ ------ --------------- ------------ ------------ -------- -------------
Balance at January 28,
 1995...................  11,385,254   $113     $138,077       $(1,697)    $  27,359    $(420)    $ 163,432
Restricted stock -
  grant.................      25,000      1          232          (232)            -        -             1
Restricted stock -
  revaluation...........           -                (628)          628             -        -             -
Restricted stock -
  forfeitures...........     (13,139)     -            -            79             -      (79)            -
Restricted stock -
  amortization..........           -      -            -           429             -        -           429
Deferred salary option
 plan grant.............      27,000      1          270             -             -        -           271
Other treasury stock
 activity, net..........      (7,459)     -            -             -             -      (18)          (18)
Net loss................           -      -            -             -      (207,413)       -      (207,413)
Dividends ($0.15 per
 share).................           -      -            -             -        (1,712)       -        (1,712)
                          ----------   ----     --------       -------     ---------    -----     ---------
Balance at February 3,
 1996...................   1,416,656    115      137,951          (793)     (181,766)    (517)      (45,010)
Restricted stock -
  forfeitures...........     (22,223)     -            -           150             -     (150)            -
Restricted stock -
  amortization..........           -      -            -           476             -        -           476
Net loss................           -      -            -             -      (218,759)       -      (218,759)
                          ----------   ----     --------       -------     ---------    -----     ---------
Balance at February 1,
 1997...................  11,394,433    115      137,951          (167)     (400,525)    (667)     (263,293)
Restricted stock -
  forfeitures...........     (82,279)     -         (130)          137             -     (137)         (130)
Restricted stock -
  amortization..........           -      -            -            30             -        -            30
Net loss................           -      -            -             -       (22,557)       -       (22,557)
                          ----------   ----     --------       -------     ---------    -----     ---------
Balance at January 31,
 1998...................  11,312,154   $115     $137,821             -     $(423,082)   $(804)    $(285,950)
                          ==========   ====     ========       =======     =========    =====     =========



          See accompanying Notes to Consolidated Financial Statements

                        BRADLEES, INC. AND SUBSIDIARIES
                      (Operating as Debtor-In-Possession)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

   Bradlees, Inc. and its subsidiaries, including Bradlees Stores, Inc. (collectively "Bradlees" or the "Company") is a discount department store retailer operating in the Northeast United States. The Company's consolidated financial statements have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7") and generally accepted accounting principles applicable to a going concern, which principles, except as otherwise disclosed, assume that assets will be realized and liabilities will be discharged in the normal course of business. The Company filed petitions for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") on June 23, 1995 (the "Filing"). The Company is presently operating its business as a debtor-in-possession subject to the jurisdiction of the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court").

   Bradlees acquired the Bradlees Business from The Stop & Shop Companies, Inc. ("Stop & Shop") with the proceeds from a July 10, 1992 initial public offering of 11,018,625 shares of its common stock ("the Acquisition"). The Bradlees Business was comprised of Bradlees New England Holdings, Inc., Bradlees New York Holdings, Inc. and Stop & Shop Holdings, Inc. ("Holdings") and Holdings' wholly-owned subsidiary, Bradlees New Jersey, Inc. and each of their subsidiaries. Certain real estate subsidiaries of the Bradlees Business were retained by Stop & Shop and the properties owned by these subsidiaries were leased to Bradlees. The Acquisition was accounted for using the purchase method of accounting.

   The Company's ability to continue as a going concern is dependent upon the confirmation of a plan of reorganization by the Bankruptcy Court, the ability to maintain compliance with debt covenants under the New Financing Facility (Note 6), achievement of profitable operations, and the resolution of the uncertainties of the reorganization case discussed in Note 3. A confirmed plan of reorganization could materially change the amounts reported in the accompanying consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability of the value of recorded asset amounts or the amounts and classification of liabilities that might be necessary as a consequence of a confirmed plan of reorganization. The Company incurred significant operating losses in 1996 and 1995.

   The Company made the following key modifications to its business strategy during fiscal 1997 to enhance profitability and improve customer service: (a) reintroduced lower opening price points in a comprehensive variety of merchandise categories to enhance value and increase customer traffic; (b) reduced costly promotional events and thereby eliminated or reduced the likelihood of substandard profit margins; (c) reintroduced certain basic convenience and commodity products that are typical of assortments carried by discount retailers; (d) reinstituted a layaway program, while controlling promotions of the Bradlees' credit card, and installed new in-store directional and departmental signage; (e) revised the Company's markdown policy based on product rate of sale; (f) modified weekly ad circulars to achieve more item-intensive and price-point oriented ad offerings; (g) introduced both a "Certified Value" program that highlights certain key recognizable items at competitive everyday prices and a "Wow!" program which integrates targeted and unadvertised opportunistic purchases; and (h) significantly reduced overhead while improving operating efficiencies.

   The Company continues to focus on three key merchandise categories: moderately priced family apparel, home furnishings and conventional consumable hardlines products. Bradlees is committed to quality and fashion, especially in apparel and home furnishings, and to improving customer service, to differentiate itself from its competition. The Company believes that it can strategically leverage its strength in the quality and fashion content of its apparel and decorative home product offerings while driving traffic with selected hardlines merchandise.

                        BRADLEES, INC. AND SUBSIDIARIES

   The Company closed one store in April, 1997 and, in December, 1997, announced the planned closing of six additional underperforming stores by February, 1998, including one owned store that was being closed as a result of the sale of the property in January, 1998 (for which a gain of $5.4 million was recorded). The Company closed 27 stores in 1996.

2. Summary of Significant Accounting Policies

   Principles of consolidation The consolidated financial statements include the accounts of all subsidiaries and the accounts of the special purpose entity ("SPE") with which the Company had a financing arrangement for new store sites (Note 8). All intercompany transactions have been eliminated in consolidation.

   The Company's fiscal year ends on the Saturday nearest to January 31. The term "1997" refers to the 52 weeks ended January 31, 1998; "1996" refers to the 52 weeks ended February 1, 1997; and "1995" refers to the 53 weeks ended February 3, 1996.

   Fair Value of Financial Instruments Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosures of estimated fair values of financial instruments both reflected and not reflected in the accompanying financial statements. The estimated fair values of the Company's cash and cash equivalents, accounts receivable, borrowings under the DIP facilities and accounts payable (post-petition) approximate the carrying amounts at January 31, 1998 and February 1, 1997 due to their short maturities or variable-rate nature of the borrowings. The fair value of the Company's liabilities subject to settlement are not presently determinable as a result of the Chapter 11 proceedings. The fair values of the 2002 Notes and 2003 Notes (Note 6) were not obtainable at January 31, 1998 and February 1, 1997. Face values of the 2002 Notes and 2003 Notes were $125,000 and $100,000, respectively, at January 31, 1998 and February 1, 1997.

   Geographical concentration As of January 31, 1998, the Company operated 109 discount department stores in seven states in the Northeast, primarily in the heavily populated corridor running from Boston to Philadelphia. A significant change in economic or competitive conditions within this area could have a material impact on the Company's operations. The Company closed six additional stores in February, 1998.

   Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimates underlying the Company's financial statements include the value of assets held for sale, the estimated useful lives of fixed assets and lease interests, the estimates used in SFAS No. 121 calculations (Note 4), accruals for self-insured workers compensation and general liability (Note 14), vacation pay reserves (Note 14), provisions for rejected leases and restructuring costs associated with closing stores (Note 7), and the classification of liabilities subject to settlement (Note 3).

   Collective bargaining arrangements Approximately 73% of the Company's labor force is covered by collective bargaining agreements, of which collective bargaining agreements affecting approximately 54% of the labor force will expire within one year and are expected to be renegotiated.

   Cash and cash equivalents Highly liquid investments with original maturities of 3 months or less when purchased are classified as cash and cash equivalents. Restricted cash and cash equivalents at January 31, 1998 were comprised of the following, along with earned interest of $.5 million: (a) $6.0 million of the $24.5 million federal income tax refund received in April, 1996 held, in escrow pending further order of the Bankruptcy Court; (b) $1.1 million of forfeited deposits, net of property carrying costs, received in 1996 on a

                        BRADLEES, INC. AND SUBSIDIARIES
planned sale of an owned undeveloped property that was not consummated (pursuant to the Bankruptcy Court order permitting the sale of the property, all proceeds associated with the sale of the property must be maintained in a segregated escrow account pending further order of the Bankruptcy Court); (c) $8.0 million from the sale of a closed store in 1997; and (d) other funds ($1.2 million) restricted for security deposits for utility expenses incurred after the Filing.

   Inventories Substantially all inventories are valued at the lower of cost (which includes certain warehousing costs) or market, using the last-in, first-out ("LIFO") retail method. No LIFO charge has been recorded by the Company as there has been no excess of current cost over LIFO cost since the Acquisition.

   Assets held for sale Assets held for sale are stated at the lower of net book value or estimated net realizable value and have been classified as current or noncurrent based upon the anticipated time to sell the asset.

   Property, plant and equipment Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments which substantially extend the useful life of the property are capitalized. The costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation and amortization are recorded based upon the estimated useful lives under the straight-line method. Leasehold improvements and assets recorded under capital leases are amortized over the lives of the respective leases (including extensions) or the lives of the improvements, whichever is shorter.

   Buildings............................... 30 years
   Fixtures, machinery and equipment....... 3 to 10 years
   Leasehold improvements.................. 10 to 20 years
                                            or the term of the lease, if shorter

   Lease interests Lease interests represent the lease rights acquired at the Acquisition (Note 1) and are amortized on the straight-line method over the remaining lives of the leases (including option periods) or 40 years, if shorter. Accumulated amortization was $34.8 million at January 31, 1998 and $27.7 million at February 1, 1997. During 1996, accumulated amortization of $3.3 million was eliminated in accordance with SFAS No. 121 (Note 4).

   Lease interests acquired at the Acquisition represented the value attributed to real estate leased by the Company at July 10, 1992. The lease interests were determined by calculating the present value of the excess of market rent for each lease over the actual rent payable (including percentage rent) over the remaining lease term, including all renewal option periods, discounted at 10%, and then adjusted in accordance with the purchase method of accounting. The recoverability of the remaining carrying value of lease interests is dependent upon the Company's ability to generate sufficient future cash flows from operations at each leased site, or in the case of a sale or disposition of a lease or leases, the continuation of similar favorable market rents. Accordingly, recoverability of this asset could be significantly affected by further economic, market and competitive factors and is subject to the inherent uncertainty associated with estimates.

   Self-insurance reserves The Company is primarily self-insured for workers' compensation and general liability costs. The self-insurance reserves are actuarially determined using discount rates of 6.00% at January 31, 1998 and February 1, 1997. Self-insurance reserves have been classified as current and noncurrent in accordance with the estimated timing of the projected payments.

   Deferred financing costs Deferred financing costs (related to the DIP facilities) are amortized over the lives of the related financings. Accumulated amortization was $.1 million at January 31, 1998 and $2.9 million

                        BRADLEES, INC. AND SUBSIDIARIES
at February 1, 1997. The Company wrote off $1.1 million of unamortized deferred financing costs in 1997 relating to the prior DIP Facility (Note 6) that was replaced in December, 1997. Net deferred financing costs as of the filing date of $3.4 million, $2.0 million, and $2.7 million for the pre-petition revolver, 2002 Notes and 2003 Notes, respectively, were netted against the related outstanding debt subject to settlement during 1995 (Note 3).

   Store opening and closing costs Pre-opening costs are expensed prior to or when a store opens or, in the case of a remodel, reopens. Store closing costs are provided for when the decision is made to close such stores.

   Stock compensation The Company accounts for stock-based employee compensation costs using the intrinsic value method.

   Income taxes The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes, net of valuation allowances, are provided to recognize the effect of temporary differences between financial reporting and income tax reporting of assets and liabilities.

   Net loss per share Net loss per share is computed using the weighted average number of common shares outstanding, plus the common stock equivalents related to stock options if not anti-dilutive, in accordance with the provisions of the SFAS No. 128 "Earnings Per Share", which was adopted in 1997. The weighted average number of shares (in thousands) used in the calculation for both basic and diluted net loss per share in 1997, 1996 and 1995 was 11,365, 11,412 and 11,416 shares respectively. Diluted earnings per share equals basic earning per share as the dilutive calculations would have an antidilutive impact as a result of the net loss incurred in each of the years.

   Reclassifications Certain reclassifications have been made to the 1996 and 1995 financial statements to conform with the 1997 presentation.

   New accounting pronouncements In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which is effective for the Company beginning with the fiscal year ending January 30, 1999 ("1998"). SFAS No. 130 will require that total comprehensive income (the change in equity from transactions and other events except those resulting from investment by owners) be reported in the financial statements. The Company does not expect SFAS No. 130 to have any material impact on the Company's financial statements.

   In June 1997, the FASB also issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", which is effective beginning with 1998. SFAS No. 131 will require that segment financial information be publicly reported on the basis that is used internally for evaluating segment performance. The Company does not expect SFAS No. 131 to have a material effect on its financial statement disclosures.

   In February, 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits", which is effective beginning with 1998 and which will affect the Company's pension and post-retirement plan disclosures in 1998. SFAS No. 132 requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. The Company is still reviewing the effect that SFAS No. 132 will have on its 1998 disclosures.

                        BRADLEES, INC. AND SUBSIDIARIES

3. Reorganization Case

   During the early 1990's, Bradlees' business strategy relied heavily on opening new stores, remodeling existing locations and competing on the basis of price. From 1992 to January, 1995, Bradlees opened 15 new stores (10 in 1994) and remodeled 41 stores at a total capital cost of $182 million. The new stores were generally larger stores with rents that substantially exceeded the chain average rent per square foot. Some of the new stores were also multilevel facilities which further increased their operating costs when compared with other prototypical Bradlees stores. The store expansion and remodeling program marginally increased sales while gross margins declined and operating expenses increased. Bradlees' declining operating performance, coupled with the aggressive expansion program, began to erode the Company's liquidity. The Company's liquidity further eroded in May and June, 1995, because of the unwillingness of factors and vendors to continue to extend trade credit. Bradlees, unable to obtain sufficient financing to satisfy factor and vendor concerns, was compelled to seek Bankruptcy Court protection on June 23, 1995.

   In the Chapter 11 case, substantially all liabilities as of the date of the Filing are subject to settlement under a plan of reorganization to be voted upon by the Company's creditors and stockholders and confirmed by the Bankruptcy Court. Schedules have been filed by the Company with the Bankruptcy Court setting forth the assets and liabilities of the Company as of the date of the Filing as shown by the Company's accounting records. Differences between amounts shown by the Company and claims filed by creditors are being investigated and resolved. Except for payments of $2.1 million made in 1997 to settle certain reclamation claims, the ultimate amount and settlement terms for pre-petition liabilities are subject to a confirmed plan of reorganization, and accordingly, are not presently determinable. The Company currently retains the exclusive right to file a plan of reorganization until August 3, 1998 and to solicit acceptance of a plan of reorganization until October 5, 1998, each subject to possible extension as approved by the Bankruptcy Court. The Company filed its plan of reorganization and related disclosure statement with the Bankruptcy Court on April 13, 1998 and, subject to confirmation of the plan of reorganization, currently anticipates emergence from Chapter 11 in August, 1998. A hearing to approve the disclosure statement has been scheduled for May 27, 1998 with the Bankruptcy Court.

   Under the Bankruptcy Code, the Company may elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other executory pre-petition leases and contracts, subject to Bankruptcy Court approval. A liability of approximately $48.1 million has been recorded as of January 31, 1998 for rejected leases. This liability may be subject to future adjustments based on claims filed by the lessors and Bankruptcy Court actions. Although the Company does not currently anticipate the rejection of additional leases, the Company cannot presently determine or reasonably estimate the ultimate liability which may result from the filing of claims for any rejected contracts or from any additional leases which may be rejected at a future date. The Company believes that it recorded its best estimate of the liability for rejected leases based on information available.

   The principal categories of claims classified as "Liabilities subject to settlement under the reorganization case" are identified below. Deferred financing costs as of the Filing date of $3.4 million, $2.0 million and $2.7 million, respectively, for the pre-petition revolving loan facility (the "Revolver") and subordinated debt (the "2002 and 2003 Notes") have been netted against the related outstanding debt amounts. In addition, a $9.0 million cash settlement and approximately $10 million of adequate protection payments reduced the Revolver debt amount. The cash settlement relates to a portion of the Company's cash balance as of the date of the Filing ($9.3 million) which was claimed as collateral by the pre-petition bank group. The claim was settled in full for $9.0 million and approved by the Bankruptcy Court in 1995. Also, payments of approximately $1.1 and $.8 million were made to IBM Credit Corporation ("IBM") and Comdisco, Inc. ("Comdisco"), respectively, in 1996 for settlement of certain equipment capital lease obligations (Note 6). All amounts presented below may be subject to future adjustments depending on Bankruptcy Court actions, further

                        BRADLEES, INC. AND SUBSIDIARIES
developments with respect to disputed claims, determination as to the security of certain claims, the value of any collateral securing such claims, or other events.

                                                          (000's)
                                             ---------------------------------
Liabilities Subject to Settlement Under the
Reorganization Case                          January 31, 1998 February 1, 1997
-------------------------------------------  ---------------- ----------------
Accounts payable............................     $165,324         $167,098
Accrued expenses............................       27,996           27,932
Revolver....................................       71,105           75,005
2002 Notes..................................      122,274          122,274
2003 Notes..................................       97,957           97,957
SPE financing obligation (Note 8)...........       17,951           17,951
Obligations under capital leases............       11,407           11,887
Liability for rejected leases...............       48,091           50,937
                                                 --------         --------
                                                 $562,105         $571,041
                                                 ========         ========

4. Statement of Financial Accounting Standards No. 121

   In the fourth quarter of 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and recorded a charge of approximately $99.4 million to reflect the impairment of certain long-lived assets. In the fourth quarter of 1996, the Company recorded an additional charge of approximately $40.8 million in accordance with SFAS No. 121 based on revisions to cash flow assumptions and as a result of the significant operating loss incurred in 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviewed its long-lived assets for recoverability in both years primarily as a result of the significant operating losses incurred. Because of these prior-year charges and the closings of unprofitable stores, and because the Company met its operating earnings plan in 1997, there was no such SFAS No. 121 charge in 1997.

   In applying SFAS No. 121 in 1996 and 1995, the Company compared anticipated cash flows over the remaining lease term, including anticipated renewal periods, from each store (excluding closing stores) with the corresponding carrying amount of identified long-lived assets and recorded a reduction in carrying value where such cash flows were not sufficient to recover the related assets over the term of the lease.

   The fair value of these impaired long-lived assets was determined primarily using the Company's current estimate of the associated future cash flows over the base lease term, including anticipated renewal periods and consideration of the fair market value of the assets at the end of the lease term. The stream of future cash flows by store were discounted at a 20% rate, which the Company believed to be commensurate with the risks involved. There were significant assumptions, primarily future cash flows, inherent in the SFAS No. 121 calculations, particularly given the Company's prior-year operating losses and evolving merchandising strategy.

   The assumptions utilized in 1996 and 1995 were subject to significant business, economic and competitive uncertainties. The charges in 1996 and 1995 were comprised of the following long-lived asset impairments (in 000's):

                                                                 1996    1995
                                                                ------- -------
   Property excluding capital leases, net...................... $10,548 $43,632
   Property under capital leases, net..........................   3,363  21,688
   Lease interest and lease acquisition costs, net.............  26,871  34,038
                                                                ------- -------
   Total long-lived asset impairment........................... $40,782 $99,358
                                                                ======= =======

                        BRADLEES, INC. AND SUBSIDIARIES

5. Property, Plant and Equipment, Net

                                                            (000's)
                                               ---------------------------------
                                               January 31, 1998 February 1, 1997
                                               ---------------- ----------------
Property excluding capital leases:
  Buildings and improvements..................     $ 96,678         $ 96,978
  Equipment and fixtures......................      123,603          109,486
  Land........................................            -            3,731
                                                   --------         --------
    Subtotal..................................      220,281          210,195
  Accumulated depreciation....................      (88,756)         (70,949)
                                                   --------         --------
    Property excluding capital leases, net....      131,525          139,246
                                                   --------         --------
Property under capital leases:
  Buildings and improvements..................       22,682           28,218
  Equipment and fixtures......................        8,395            8,395
                                                   --------         --------
    Subtotal..................................       31,077           36,613
  Accumulated amortization....................      (12,118)         (12,218)
                                                   --------         --------
    Property under capital leases, net........       18,959           24,395
                                                   --------         --------
Total property, plant and equipment, net......     $150,484         $163,641
                                                   ========         ========

6. Debt

                                                           (000's)
                                              ---------------------------------
                                              January 31, 1998 February 1, 1997
                                              ---------------- ----------------
DIP facilities (8.5% - 1997, 8.5% - 1996)...      $ 84,208         $ 42,500
Pre-petition Revolver (10.25% - 1997,
 10.0% - 1996)..............................        71,105           75,005
Pre-petition 2002 Notes (11%)...............       122,274          122,274
Pre-petition 2003 Notes (9.25%).............        97,957           97,957
SPE financing obligation (7.75%) (Note 8)...        17,951           17,951
Obligations under capital leases (Note 8)...        39,518           46,905
                                                  --------         --------
Total debt..................................       433,013          402,592
Less:     Short-term debt (DIP facilities)..        84,208           42,500
    Current portion - capital leases........         1,038            1,722
Less:     Debt subject to settlement (Note
 3):
    Prepetition Revolver....................        71,105           75,005
    Prepetition 2002 Notes..................       122,274          122,274
    Prepetition 2003 Notes..................        97,957           97,957
    SPE financing obligation................        17,951           17,951
    Obligations under capital leases........        11,407           11,887
                                                  --------         --------
Long-term debt obligations under capital
 leases.....................................      $ 27,073         $ 33,296
                                                  ========         ========

   As a result of the Filing, substantially all debt (exclusive of the DIP facilities) outstanding at January 31, 1998 and February 1, 1997 was classified as liabilities subject to settlement (Note 3). No principal or interest payments are made on any pre-petition debt (excluding certain capital leases) without Bankruptcy Court approval or until a reorganization plan defining the repayment terms has been approved. During 1995, the Company received Bankruptcy Court approval to make certain adequate protection payments to the pre-petition bank group. The adequate protection payments, a cash settlement, and deferred financing costs have been netted against the related outstanding debt amounts (Note 3).

                        BRADLEES, INC. AND SUBSIDIARIES

   On June 25, 1996, the Bankruptcy Court approved an agreement between the Company and BTM Capital Corporation ("BTM") that fixed the secured claim of BTM in the amount of $2.25 million, subject to reduction for adequate protection payments also approved by the Bankruptcy Court. On December 17, 1996, the Bankruptcy Court approved agreements between the Company and IBM and between the Company and Comdisco which settled all litigation between the parties regarding the characterization of certain equipment lease agreements. Under these agreements, the Company agreed to pay all amounts due to IBM ($1.1 million in December, 1996) and Comdisco ($.8 million in January, 1997), purchase all the equipment under the IBM equipment lease agreement ($1.4 million in December, 1996) and reject the Comdisco lease effective February 28, 1997.

   Generally, interest on pre-petition debt ceases accruing upon the filing of a petition under the Bankruptcy Code; if, however, the debt is collateralized by an interest in property whose value (minus the cost of preserving such property) exceeds the amount of the debt, post-petition interest may be payable. Other than those noted above, no other determinations have yet been made regarding the value of the property interests which collateralize various debts. Although interest may be paid pursuant to an order of the Bankruptcy Court, it is uncertain whether any post-petition interest will be payable or paid. The Company believes at this time that it is unlikely that such interest will be paid. Contractual interest expense not recorded on certain pre-petition debt (the Revolver, 2002 Notes and 2003 Notes) totaled approximately $31.1 and $31.3 million for 1997 and 1996, respectively.

   New Financing Facility The Company obtained a new $250 million financing facility (of which $125 million is available for issuance of letters of credit) in December, 1997 with BankBoston Retail Finance, Inc. ("BBNA") as agent (the "New Facility"), under which the Company is allowed to borrow for general corporate purposes, working capital and inventory purchases. The New Facility consists of (a) an up to eighteen month debtor-in-possession revolving credit facility in the maximum principal amount of $250 million (the "New DIP" - see below) and, subject to meeting certain conditions, (b) an up to three year post-confirmation revolving credit facility in the maximum principal amount of $250 million (the "Exit Facility" - see below). The commitment period for the combined facility cannot exceed four years.

   The New DIP replaced a $200 million Debtor-in-Possession Revolving Credit and Guaranty Agreement with The Chase Manhattan Bank, as agent (the "Prior DIP Facility"). There were outstanding direct borrowings of $84.2 million under the New DIP as of January 31, 1998. Trade and standby letters of credit outstanding under the DIP facilities were $7.1 and $26.8 million, respectively, at January 31, 1998 and $9.2 and $26.9 million, respectively, as of February 1, 1997. The weighted average borrowings under the DIP facilities in 1997 were $87.2 million. The weighted average interest rate under the DIP facilities in 1997 was 7.54%.

   The New DIP has an advance rate of 60% of the Loan Value of Eligible Receivables (as defined), plus 72% of the Loan Value of Eligible Inventory (as defined). Between March 1 and December 15, the Company can borrow an overadvance amount on the Loan Value of Eligible Inventory of 5% (the "Overadvance Amount"), subject to a $20 million limitation. At the Company's option, the Company may borrow under the New DIP at the Alternate Base Rate (as defined) in effect from time to time (the "Base Rate Applicable Margin") or the adjusted Eurodollar rate plus 2.25% (the "Eurodollar Applicable Margin") for interest periods of one, two, or three months. The Base Rate Applicable Margin and Eurodollar Applicable Margin will be subject to an additional 0.50% during any fiscal month that the Company has Overadvance Amounts.

   There are no compensating balance requirements under the New DIP but the Company is required to pay an annual commitment fee of 0.30% of the unused portion of the New DIP. The New DIP contains restrictive covenants including, among other things, limitations of the incurrence of additional liens and indebtedness, limitations on capital expenditures and the sale of assets, the maintenance of minimum operating earnings ("EBITDA"), and minimum accounts payable to inventory ratios. The lenders under the New DIP

                        BRADLEES, INC. AND SUBSIDIARIES
have a "super-priority claim" against the estate of the Company. As of January 31, 1998, the Company was in compliance with the New DIP covenants. The New DIP expires on the earlier of June 30, 1999 or the effective date of any plan of reorganization that is confirmed by the Bankruptcy Court.

   In the fourth quarter of 1997, the Company incurred a charge of approximately $1.1 million for the write-off of the Prior DIP Facility's unamortized deferred financing costs and paid approximately $2.3 million for financing fees associated with the New DIP.

   The Exit Facility has an advance rate equal to 60% of the Loan Value of Eligible Receivables, plus the lower of (i) 72% of the Loan Value of Eligible Inventory or (ii) 80% of the ratio of the annual appraised liquidation value to the Loan Value (as defined) of the inventory (the "Loan to Value Ratio"). Between March 1 and December 15, the Company can borrow an overadvance amount on the Loan Value of Eligible Inventory of 5%, provided the Loan to Value Ratio does not exceed 85%. At the Company's option, the Company may borrow under the Exit Facility at the Base Rate Applicable Margin or the Eurodollar Applicable Margin for interest periods of one, two, or three months. The Base Rate Applicable Margin and Eurodollar Applicable Margin will be subject to an additional 0.50% during any fiscal month that the Company has Overadvance Amounts.

   The Exit Facility is subject to certain conditions being satisfied, including (i) an all equity plan of reorganization; (ii) minimum EBITDA performance; and (iii) minimum borrowing availability on the effective date of the plan of reorganization. The Company obtained a modification to the commitment letter dated April 7, 1998, from BBNA, as agent, that modifies their commitment so that the plan of reorganization filed by the Company on April 13, 1998, although not an all equity plan, satisfies the conditions for the Exit Facility. The Exit Facility will be secured by all of the assets of the Company, except interests in real property.

   The Exit Facility contains financial covenants including (i) minimum EBITDA,
(ii) minimum accounts payable to inventory, (iii) maximum capital expenditures and (iv) minimum operating cash flow to interest expense (for the fiscal quarters ending on or about January 31, 2000, and thereafter).

   Prepetition Revolver Prior to the Filing, the Company had a $150 million revolving loan facility ("Revolver"), including outstanding commercial and standby letters of credit. The Revolver had a maturity date of July 31, 1997, and had a variable interest rate based on, among other factors, the Company's elected borrowing period and amount. The weighted average interest rate approximated 10.0% in 1997 and 1996 and 8.1% in 1995. No interest has been paid or accrued on the Revolver since the Filing.

   Prepetition 2002 Notes and 2003 Notes The 2002 Notes and 2003 Notes are pari passu to each other and subordinated to the Company's senior indebtedness. Beginning on August 1, 1997, the 2002 Notes were to be redeemable, in whole or in part, at the Company's option, at 104%, decreasing annually to par on August 1, 2000. Beginning on March 1, 2000, the 2003 Notes were to be redeemable, in whole or in part, at the Company's option, at par plus accrued interest. Interest on the 2002 Notes and 2003 Notes, due semiannually, has not been paid or accrued since the Filing.

                        BRADLEES, INC. AND SUBSIDIARIES

7. Reorganization Items

   The Company provided for or incurred the following expense and income items in 1997, 1996 and 1995 directly associated with the Chapter 11 reorganization proceedings and the resulting restructuring of its operations (in 000's):

                                                     1997     1996     1995
                                                    -------  -------  -------
Professional fees.................................. $10,000  $10,000  $ 9,200
Interest income....................................    (420)  (1,445)  (3,078)
Provision for rejected leases......................  (2,846)  32,756   18,971
Net asset/liability write-offs.....................  (3,408)   4,034   21,548
Gain on disposition of properties..................  (1,153)  (1,697)       -
Provision for inventory impairment.................       -   (1,000)   7,100
Provision for occupancy and other store closing
 costs.............................................   1,112    4,102    3,059
Employee severance and termination benefits........  (2,813)  23,042        -
Provision for MIS retention bonuses................     280        -        -
Chapter 11 customer discounts......................       -        -    2,960
Provision for retention bonuses....................       -        -    5,243
                                                    -------  -------  -------
 Total reorganization items........................ $   752  $69,792  $65,003
                                                    =======  =======  =======

   Professional fees and interest income: Professional fees represent estimates of expenses incurred, primarily for legal, consulting and accounting services provided to the Company and the creditors committee (which are required to be paid by the Company while in Chapter 11). Interest income represents interest earned on cash invested during the Chapter 11 proceeding.

   Provision for rejected leases and net asset/liability write-offs: Under the Bankruptcy Code, the Company may elect to reject real estate leases, subject to Bankruptcy Court approval. The Company recorded provisions of approximately $32.8 and $19.0 million in 1996 and 1995, respectively, for rejected leases and anticipated claims for certain closed and closing store leases that were expected to be rejected. In 1997, the Company reversed a rejected lease provision of $5.2 million that had been recorded in 1996 for a store that was subsequently sold in 1997 with no rejection liability. In addition, the Company recorded a provision of approximately $2.4 million in 1997 for four of the six stores closed in February, 1998 whose leases were rejected by the Company.

   In connection with the store closings and lease rejections, the Company wrote off certain net assets (net liability in 1997), primarily for leasehold improvements, net capital leases and lease interests. The credit of $3.4 million in 1997 resulted from the write-off of closed stores' capital lease obligations that exceeded the carrying value of the closed stores' assets. Net asset write-offs also include adjustments to lower the carrying values of certain properties held for sale to their current net realizable values. The rejected lease liability may be subject to future adjustments based on claims filed by the lessors and Bankruptcy Court actions. The Company cannot presently determine or reasonably estimate the ultimate liability which may result from such claims and actions or from additional leases which may be rejected at a future date.

   Gain on disposition of properties: The Company sold certain closed store leases in 1997 and 1996 and the related gains were classified as reorganization items since the sales were directly related to the Chapter 11 proceedings and the associated net asset write-offs were previously included in reorganization items.

   Inventory impairment and store closing costs: In December, 1997, the Company approved a restructuring plan to close 6 stores by February, 1998. One of the 6 stores was owned and closed as a result of the sale of the property in January, 1998. In connection with the plan to close the 6 stores, the Company

                        BRADLEES, INC. AND SUBSIDIARIES
rejected certain leases and wrote off net assets (see "Provision for rejected leases and net asset/liability write-offs"). In addition, the Company established provisions in 1997 for the associated closing costs and for an inventory impairment for the 6 stores of $2.9 million that was charged to cost of sales. The provision for inventory impairment represented the incremental markdowns required to liquidate the inventory at the closed stores. Such costs are recorded in accordance with the retail inventory method.

   In January, 1996, the Company approved a restructuring plan to close 13 stores in the first half of 1996. In connection with this plan, the Company also rejected certain leases and wrote off net assets. In addition, the Company established provisions in 1995 for inventory impairment and other closing costs associated with closing the 13 stores. The provision for inventory impairment was reduced by $1 million at the conclusion of the going-out-of-business sales in 1996 when actual results became available. The $1 million reduction was recorded as a credit to reorganization items since the original provision was recorded as a reorganization item in 1995 prior to a Securities and Exchange Commission staff announcement in which it stated that inventory markdowns attributable to a restructuring or exit plan should be classified in the income statement as a component of cost of sales.

   In July, 1996, the Company approved a restructuring plan to close 14 additional stores in October, 1996. In connection with this plan, the Company also rejected certain leases and wrote off net assets. In addition, the Company established provisions for inventory impairment and other closing costs associated with closing the 14 stores. An inventory impairment charge of $6.7 million for 15 stores (including the one store to be closed in April, 1997) was charged to cost of sales in 1996.

   Other store closing costs represent incremental asset protection, occupancy and various closing costs associated with the decision to close the stores. Other store closing costs paid in 1997 totaled approximately $3.5 million.

   Employee severance and termination benefits: The credit to employee severance and termination benefits of $2.8 million in 1997 resulted from the reversal of certain severance reserves totaling $3.4 million, including a significant portion of the severance reserve that had been established in 1996 for Mark Cohen, the Company's former CEO, partially offset by a $0.6 million charge for severance and termination benefits for 382 store associates at the 6 stores closed in February, 1998. A settlement agreement was reached with Mr. Cohen in 1997.

   Employee severance and termination benefits of $23.0 million in 1996 included the following: (a) $13.5 million for the January 1997 management reorganization and regional and district consolidation; (b) $1.2 million resulting from the 14 stores closed in October, 1996; (c) $4.2 million for central office positions eliminated in September, 1996; (d) $1.1 million resulting from the 13 stores closed in the first half of 1996; and (e) $3.0 million paid to store, district and regional associate positions eliminated as a result of the February, 1996 store management reorganization. Severance and termination benefits paid in 1997 and 1996 totaled approximately $4.5 and $16.6 million, respectively.

   Chapter 11 customer discounts: The "Chapter 11 customer discounts" reflected a special 5% discount that was provided to customers during a two-week period following the Filing to retain customer loyalty and to compensate customers for the inconvenience of unavailable merchandise.

   Retention bonuses: During 1995, the Bankruptcy Court approved certain assumed and amended executive contracts and the Company's Retention Bonus Plan (the "Retention Plan") that provided for management bonuses for continued employment during the first fiscal year of Chapter 11 reorganization and through the date of payment. Thereafter, the Retention Plan and executive contracts provided incentives and

                        BRADLEES, INC. AND SUBSIDIARIES
rewards for performance that met or exceeded established levels, as well as for continued employment. The 1995 provision included the Chapter 11-related bonuses, along with certain executive guaranteed awards related to the Filing.

   MIS retention bonuses: The Company has a retention bonus program for certain Management Information System (MIS) employees that provides for bonuses during the Chapter 11 proceedings for continued employment through April, 1998. In April, 1998 these bonuses were paid and this program was then discontinued.

   Closed store results: Net sales and operating losses (exclusive of any central office expense allocation and prior to interest expense, income taxes and reorganization items) from the one store closed in April, 1997, the six stores closed in February, 1998 and the 27 stores closed during 1996 were (in 000's):

                                                     1997      1996      1995
                                                    -------  --------  --------
   Net sales....................................... $61,039  $213,363  $367,693
   Operating loss..................................    (251)  (28,012)  (36,040)

8. Leases

   At January 31, 1998, the Company had various noncancelable leases in effect for substantially all of its stores, distribution centers, and its office building, as well as certain equipment. In connection with the Filing, all lease contracts whether assumed or rejected are subject to Bankruptcy Court approval. Therefore, the commitments shown below may not reflect actual cash outlays in the future. Payments under certain capital leases which the Company currently believes represent undersecured financings are classified as liabilities subject to settlement and are not presented herein. Minimum payments due under remaining leases, excluding leases which are included in the provision for rejected leases (Notes 3 and 7), are as follows:

                                                           (000's)
                                               -------------------------------
                                               Capital Leases Operating Leases
                                               -------------- ----------------
1998..........................................    $  4,645        $ 41,853
1999..........................................       4,646          40,844
2000..........................................       4,111          39,357
2001..........................................       4,132          37,933
2002..........................................       4,132          36,041
Thereafter....................................      40,416         220,198
                                                  --------        --------
Total minimum payments........................      62,082        $416,226
                                                                  ========
Estimated executory costs.....................      (2,857)
                                                  --------
Net minimum lease payments....................      59,225
Imputed interest..............................     (31,114)
                                                  --------
Present value of net minimum lease payments...      28,111
Less current portion..........................      (1,038)
                                                  --------
Obligations under capital leases, net of
 current portion..............................    $ 27,073
                                                  ========

   Minimum payments for capital and operating leases have not been reduced by minimum sublease rentals of $11.7 and $10.0 million, respectively, due in the future under noncancelable leases. The minimum payments do not include the contingent rentals that may be payable under certain leases.

                        BRADLEES, INC. AND SUBSIDIARIES

   Total rent expense is as follows:

                                                              (000's)
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
Operating leases:
  Minimum rent....................................... $48,749  $57,352  $60,890
  Contingent rent....................................     425    1,024      972
  Sublease income....................................  (7,899)  (9,248)  (9,585)
                                                      -------  -------  -------
                                                       41,275   49,128   52,277
                                                      -------  -------  -------
Capital leases:
  Sublease income....................................  (1,297)  (1,726)  (1,829)
                                                      -------  -------  -------
Total................................................ $39,978  $47,402  $50,448
                                                      =======  =======  =======

   Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain stores. Sublease income includes leased department income which is included in leased department and other operating income. Most of the leases require that the Company pay taxes, maintenance, insurance and certain operating expenses. Management expects that, in the normal course of business, expiring leases will be renewed or replaced by other leases.

   During 1994, the Company entered into a financing facility with a special purpose entity ("SPE") (Note 2) and a group of banks, with Bankers Trust as Agent, that provided a $75 million financing facility for new store sites, which was to expire in 1998. On April 17, 1995, the amount under the financing facility was reduced to $45 million, of which only $30 million could be utilized in 1995. In June, 1995, the amount was further reduced to $24 million, the amount required for the two sites then under development. Under the terms of the financing facility with the SPE, the Company entered into leases with terms of up to six years. Upon expiration of the leases, the Company could purchase the properties, allow the SPE to sell the sites to an unrelated third party (subject to the residual guarantee which, in effect, guarantees 100% of the outstanding borrowings) or extend the lease term. As a result of the guarantee and the Filing, the Company has included the accounts of the SPE in its consolidated financial statements. Borrowings of approximately $18 million at January 31, 1998 and February 1, 1997 are included in liabilities subject to settlement and are collateralized by land and buildings (with a carrying value of $4.0 million) that are classified as long-term assets held for sale. Any proceeds from the sale of these properties will be restricted to pay down the related borrowings.

9. Common Stock and Additional Paid-In Capital

   The authorized capital stock of the Company consists of 40 million shares of common stock, par value of $0.01 per share ("Common Stock"), of which 11,312,154 shares were outstanding at January 31, 1998, and one million shares of preferred stock, par value of $0.01 per share, none of which were outstanding at January 31, 1998. The Common Stock will be canceled under the Company's filed plan of reorganization.

   The Company has a Restricted Stock Plan that provides for the award of 277,008 shares of Common Stock ("Restricted Stock") to certain officers and employees. At January 31, 1998, 15,217 shares were outstanding under the Restricted Stock Plan. There have been no awards of Restricted Stock since the Filing. No cash payments are required from Restricted Stock recipients and all issued shares accrue dividends, if any. In general, the shares become unrestricted under a five-year vesting schedule. All shares of Restricted Stock may vest earlier in certain circumstances (death, disability, retirement or a change of control). Shares of Restricted Stock which have not vested are not freely transferable and revert to the Company upon the employee's termination.

                        BRADLEES, INC. AND SUBSIDIARIES

10. Stock Options

   The Company has a 1992 Stock Option Plan for Key Employees ("Key Employee Plan") that provides for the grant of options for up to 1,272,283 shares of Common Stock to certain employees. No options have been granted under the Key Employee Plan since the Filing. The options are intended to qualify as incentive stock options or non qualified stock options and generally have a three to five-year vesting schedule. Activity in the Key Employee Plan is as follows:

                                                                Weighted Average
                                                      Shares     Exercise Price
                                                     ---------  ----------------
Outstanding at January 28, 1995..................... 1,052,362       $13.65
Granted.............................................   153,000         9.78
Canceled............................................  (261,794)       13.83
Exercised...........................................         -            -
                                                     ---------
Outstanding at February 3, 1996.....................   943,568       $12.97
Granted.............................................         -
Canceled............................................  (265,790)      $13.46
Exercised...........................................         -            -
                                                     ---------
Outstanding at February 1, 1997.....................   677,778       $12.78
Granted.............................................         -            -
Canceled............................................  (396,753)      $13.32
Exercised...........................................         -            -
                                                     ---------       ------
Outstanding at January 31, 1998.....................   281,025       $12.30
                                                     =========       ======
Exercisable at January 31, 1998.....................   171,997       $12.65
                                                     =========       ======

   Options outstanding at January 31, 1998, range in exercise price from $6.50 to $18.38 and have a remaining weighted average contractual life of 5.56 years.

   The Company has a 1993 Non-Employee Directors' Stock Option Plan ("Directors' Plan") that provides for the grant of non qualified options for up to 100,000 shares of Common Stock to non-employee directors. In general, the options have a three-year vesting schedule. During 1997, 1996 and 1995, 30,000, 15,000 and 30,000 options, respectively, were granted under the Directors' Plan. During both 1997 and 1996, 15,000 options were canceled. At January 31, 1998, 90,000 options under the Directors' Plan were outstanding with exercise prices ranging from $0.06 to $15.75 (weighted average exercise price is $7.02). At January 31, 1998, 45,000 of the options were exercisable at a weighted average price of $12.26 and have a weighted average remaining contractual life of 5.26 years.

   In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective for the Company's fiscal year beginning February 4, 1996. SFAS No. 123 encourages but does not require the recognition of compensation expense for the fair value of stock option and other equity instruments issued to employees. If the fair-value provisions of SFAS No. 123 are not adopted, certain pro forma amounts of net earnings and earnings per share that would have been reported had these provisions been adopted are required to be disclosed, if material. The Company continues to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method. The difference between accounting for stock-based compensation under APB No. 25 and SFAS No. 123 was not material for 1997, 1996 and 1995, and accordingly the pro forma disclosures have been omitted.

                        BRADLEES, INC. AND SUBSIDIARIES

11. Employee Benefit Plans

   Pension plan. Certain union employees are covered by multi-employer defined benefit plans. Expenses for these plans were $.9 million for 1997, $1.1 million for 1996 and $1.3 million for 1995.

   The Company has a qualified, noncontributory defined benefit pension plan for employees not participating in multi-employer plans. Plan benefits are based on the participant's compensation and/or years of service. The Company funds the net pension costs each year. The plan assets are held in a master trust fund, which invests primarily in equity, fixed income securities and cash and cash equivalents.

   The Company has several nonqualified, noncontributory defined benefit plans for the benefit of certain highly compensated employees. The plans are unfunded and benefits paid under the plans are based on years of service and employees' compensation.

   The components of net pension costs for the plans are as follows:

                                                               000's
                                                      -------------------------
                                                       1997     1996     1995
                                                      -------  -------  -------
Service costs........................................ $ 3,272  $ 3,897  $ 3,061
Interest costs.......................................   5,054    4,909    4,369
Return on plan assets................................  (9,566)  (7,617)  (9,165)
Net amortization and deferral........................   4,177    2,993    5,497
Curtailment loss.....................................     126      554        -
Special termination benefits.........................    (359)     782        -
                                                      -------  -------  -------
Net pension costs.................................... $ 2,704  $ 5,518  $ 3,762
                                                      =======  =======  =======

   The funded status is as follows:

                                                     (000's)
                                  ---------------------------------------------
                                     January 31, 1998       February 1, 1997
                                  ---------------------- ----------------------
                                  Qualified Nonqualified Qualified Nonqualified
                                    Plan       Plans       Plan       Plans
                                  --------- ------------ --------- ------------
Actuarial present value of:
  Vested benefit obligation.....   $61,504    $ 3,046     $55,352    $ 4,444
                                   =======    =======     =======    =======
Accumulated benefit obligation..   $62,656    $ 3,490     $56,183    $ 4,583
                                   =======    =======     =======    =======
Projected benefit obligation....   $72,233    $ 4,236     $66,978    $ 5,126
Plan assets at fair value.......    68,611          -      62,325          -
                                   -------    -------     -------    -------
 Projected benefit obligation
  greater
 than plan assets...............    (3,622)    (4,236)     (4,653)    (5,126)
Unrecognized prior service
 cost...........................       518      1,434         576        107
Unrecognized transition
 obligation.....................         -        102           -      1,609
Unrecognized net (gain) loss....    (2,740)       435         313         49
Additional minimum liability
 (recorded
 as other assets)...............         -     (1,225)          -     (1,222)
                                   -------    -------     -------    -------
Accrued pension liability.......   $(5,844)   $(3,490)    $(3,764)   $(4,583)
                                   =======    =======     =======    =======

   The curtailment losses and special termination benefits in 1997 and 1996 result from the employment terminations of several executives and the closing of stores. These costs in 1996 were primarily included in

                        BRADLEES, INC. AND SUBSIDIARIES
termination benefits as part of reorganization items (Note 7). Certain portions ($1.2 million) of the nonqualified plans' accrued pension liability at January 31, 1998 relate to pre-petition employment contracts and are included in liabilities subject to settlement under the reorganization case.

   The rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation for the qualified plan was 4.09% for 1997 and 1996; the discount rate was 7.0% for 1997 and 7.25% for 1996; and the expected rate of return on the plan assets was 9.25% for 1997 and 9.0% for 1996. The rate of increase in future compensation levels and discount rate used in determining the actuarial present value of the projected benefit obligation for the non qualified plans was 4.25% for 1997 and 1996 and 7.0% for 1997 and 7.25% for 1996, respectively.

   Defined Contribution Plan The Company has a 401(k) plan for all active employees in eligible job categories. Employees may contribute a portion of their salary to the plan. The Company's contributions to the plan, which were suspended in 1996, were in the form of cash or common stock of the Company and were based on a percentage of employee contributions. There was no plan expense in 1997 and 1996, as compared to $1.0 million for 1995.

   Postretirement Plan The Company provides certain health care and life insurance benefits for certain retired non-union employees meeting age and service requirements. The Company accounts for the post- retirement plan in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company's postretirement benefits are funded on a current basis.

   The SFAS No. 106 valuation at January 31, 1998, along with the $3.9 million curtailment gain and a $.4 million amortization credit, reflects changes that were effective January 1, 1998. The changes represent the elimination of future benefits for active employees who do not become eligible by January 1, 2000, and a phase-out of the Company contributions over the next two years (at 50% per year beginning January 1, 1999) towards the cost of providing medical benefits to eligible retirees.

   The status of the plan is as follows:

                                                          (000's)
                                             ---------------------------------
                                             January 31, 1998 February 1, 1997
                                             ---------------- ----------------
Accumulated postretirement benefit
 obligation for:
  Retirees..................................     $   733          $  1,886
  Fully eligible actives....................         536             1,998
  Other actives.............................         439             3,983
                                                 -------          --------
                                                   1,708             7,867
Plan assets at fair value...................           -                 -
                                                 -------          --------
Funded status...............................      (1,708)           (7,867)
Unrecognized prior service cost.............      (5,189)           (5,313)
Unrecognized net (gain).....................      (2,513)           (1,203)
                                                 -------          --------
Accrued postretirement benefit cost.........     $(9,410)         $(14,383)
                                                 =======          ========

                        BRADLEES, INC. AND SUBSIDIARIES

   Net postretirement (benefit) cost is as follows:

                                                           1997    1996   1995
                                                          -------  -----  -----
   Service cost.......................................... $   172  $ 241  $ 338
   Interest cost.........................................     429    540    774
   Amortization, net.....................................  (1,359)  (877)  (808)
   Curtailment gain......................................  (3,939)     -      -
                                                          -------  -----  -----
   Net (benefit) cost.................................... $(4,697) $ (96) $ 304
                                                          =======  =====  =====

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.70% for 1997 (6.25% for post-65 coverage) grading down to 4.25% over 10 years and 8.70% for 1996 (6.75% for post-65 coverage) grading down to 4.25% over 10 years. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by .56% and the service and interest cost by 3.31%. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% for 1997 and 1996.

12. Income Taxes

   There was no income tax expense or benefit in 1997 and 1996. The income tax benefit in 1995 was comprised of the following components:

                                                                       (000's)
                                                                      ---------
                                                                        1995
                                                                      ---------
   Current:
     Federal......................................................... $ (24,476)
     State...........................................................      (100)
                                                                      ---------
                                                                        (24,576)
                                                                      ---------
   Deferred:
     Federal.........................................................   (74,765)
     State...........................................................    (5,192)
                                                                      ---------
                                                                        (79,957)
                                                                      ---------
                                                                      $(104,533)
                                                                      =========

   The income tax expense (benefit) differs from the amount computed by applying the statutory Federal income tax rates to the earnings (loss) before income taxes as follows:

                                                       1997    1996    1995
                                                       -----   -----   -----
   Statutory rate..................................... (35.0%) (35.0%) (35.0%)
   State income taxes, net of Federal income tax
    benefit...........................................  (4.0%)  (6.4%)  (4.8%)
   Non-deductible professional fees...................  14.5%    1.5%    1.2%
   Non-deductible compensation........................     -     1.5%      -
   Valuation allowance................................  24.5%   38.4%    5.1%
                                                       -----   -----   -----
                                                           0%      0%  (33.5%)
                                                       =====   =====   =====

                        BRADLEES, INC. AND SUBSIDIARIES

   Deferred taxes represent the differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax liabilities (assets) are as follows:

                                                                 (000's)
                                                           --------------------
                                                             1997       1996
                                                           ---------  ---------
   Lease interests........................................ $  51,399  $  50,435
   Inventories............................................    11,854     12,916
   Other..................................................     3,295        793
                                                           ---------  ---------
   Total liabilities......................................    66,548     64,144
                                                           ---------  ---------
   Net operating loss carryforwards.......................  (105,917)  (100,392)
   Self insurance accruals................................    (8,602)    (9,018)
   Rejected lease claims..................................   (20,350)   (21,725)
   Postretirement benefits................................    (3,704)    (5,829)
   Closing costs..........................................    (2,902)    (3,278)
   Property, plant and equipment, net.....................    (3,233)    (4,294)
   Capital leases.........................................   (10,708)    (2,890)
   Vacation...............................................    (2,636)    (3,769)
   Alternative minimum tax credit carryforwards...........    (2,144)    (2,144)
   Other..................................................    (3,182)    (2,110)
                                                           ---------  ---------
                                                            (163,378)  (155,449)
   Valuation allowance....................................   105,411     99,886
                                                           ---------  ---------
   Total assets...........................................   (57,967)   (55,563)
                                                           ---------  ---------
   Net deferred tax liability............................. $   8,581  $   8,581
                                                           =========  =========

   At January 31, 1998, the Company had net operating loss carryforwards of approximately $260.8 million for Federal income tax purposes which will expire beginning in fiscal year 2011 and alternative minimum tax credit carryforwards of $2.1 million which are available to reduce future Federal regular income taxes over an indefinite period. As part of the Company's filed plan of reorganization, it is anticipated that a major portion of the net operating loss carryforward will be reduced by the cancellation of indebtedness and that the change in ownership resulting from the issuance of new stock will result in a limitation on the remaining amount of net operating loss and tax credit carryovers that can be utilized each year.

   The Company had a valuation allowance of $99.9 million against deferred tax assets in 1996. During 1997, the valuation allowance was increased by $5.5 million. The realization of the deferred tax assets is dependent upon future taxable income during the Federal and State carryforward periods.

13. Commitments and Contingencies

   The Company, exclusive of matters relating to the Filing (Note 3), is party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. The Company believes that the disposition of these matters will not have a material adverse effect on its financial position, results of operations or liquidity. All civil litigation commenced against the Company prior to the Filing has been stayed by operation of law. There were no material legal proceedings pending against the Company prior to the Filing.

   In February, 1997 the Company adopted the Corporate Bonus Plan (the "Corporate Bonus Plan") that was approved by the Bankruptcy Court. The Corporate Bonus Plan provides incentives and rewards for (i)

                        BRADLEES, INC. AND SUBSIDIARIES
performance of key employees that meets or exceeds expectations and (ii) attainment of threshold performance measurements tied directly to the Company's 1997 business plan. The amount of the award would increase as the Company's performance exceeds the business plan. In addition, a discretionary fund in the amount of $500,000 has been established to provide bonuses to (a) non-bonus eligible employees based upon performance regardless of whether the Company achieves its target performance level and (b) bonus eligible employees based on performance if the Company does not achieve its target performance level.

   Under the Corporate Bonus Plan, the Company had to obtain a minimum EBITDA (as defined) of $28.1 million in 1997, net of the anticipated costs of the Corporate Bonus Plan, in order for any employee to be eligible for an award (except for the discretionary fund mentioned above). For each $5 million of EBITDA improvement over the amount projected, the award increases by 25% of the base award up to a maximum increase of 100% of the award. The Company achieved the minimum EBITDA in 1997 and, accordingly, recorded a provision of approximately $4 million for such bonuses in 1997 that was included in selling, store operating, administrative and distribution expenses. These bonuses were paid in April, 1998.

   With respect to the five-highest paid officers of the Company and certain other members of senior management of the Company, one-quarter of the amount of any bonus payable before such time as the Company has consummated a Chapter 11 plan of reorganization is contingently payable, with interest, at the earlier of the date of consummation of such plan, or the date of termination of employment by the Company without cause, by the officer for good reason, or on account of death or disability. Approximately $.4 million was subject to this deferral under the Corporate Bonus Plan in 1997. This is in addition to approximately $.2 million of bonuses earned under the Retention Plan (Note 7) in 1995 that remains subject to the same deferral.

   In August, 1995, the Company adopted, and in November, 1995, the Bankruptcy Court approved, the Enterprise Appreciation Incentive Plan (the "Incentive Plan"). All members of the Company's senior management are eligible to be selected by the Board of Directors to participate in the Incentive Plan. Under the Incentive Plan, each participant receives an equity incentive award payable on June 23, 2000 (the fifth anniversary of the Chapter 11 filing date) equal to the increase in the value of the Company (as determined by appraisal) over the five years ending on June 23, 2000. Each participant's interest in the Incentive Plan vests in equal installments over the five-year period, subject to acceleration in certain situations. In the event a participant terminates his or her employment without good reason or is terminated with cause prior to June 23, 2000, then the participant forfeits his or her rights under the Incentive Plan.

   Awards under the Incentive Plan will be paid promptly following June 23, 2000 in the form of 60% cash and the balance in cash, notes and stock as described thereunder. In no event will the total of all benefits payable under the Incentive Plan exceed the lesser of $20,000,000 or 13% (6% was for the Company's former CEO, Mark Cohen, and is not reallocable) of the total appreciation in the value of the Company during the five year period. No payments are expected to be paid under the Incentive Plan because the Company anticipates that the Incentive Plan will be canceled and replaced by a different incentive plan under the presently proposed terms of the Company's filed plan of reorganization.

   The Company has entered into a three-year employment agreement with its current CEO, Peter Thorner, commencing as of October 26, 1995 and amended as of November 7, 1997. Mr. Thorner's employment agreement provides for the payment by the Company of an equity incentive bonus (payable in cash, debt and equity securities) pursuant to the Incentive Plan determined by reference to the increase in value of the Company from the date of the bankruptcy filing to the fifth anniversary of the employment agreement, subject generally to vesting over five years. Mr. Thorner's equity incentive bonus under the Incentive Plan would be at least $1,000,000 but would not exceed the lesser of $4,615,385 or 3% of the appreciation in value of the Company. As stated above, no payments, other than annual nonrefundable advances of $150,000 to Mr.

                        BRADLEES, INC. AND SUBSIDIARIES

Thorner, are expected to be paid under the Incentive Plan because the Company anticipates that the Incentive Plan will be canceled and replaced by a different incentive plan under the presently proposed terms of the Company's filed plan of reorganization. The employment agreement also provides that in the event of Mr. Thorner's termination of employment by the Company (including following a change in control of the Company) without Cause or Good Reason (as defined), Mr. Thorner would generally be entitled to all payments and benefits called for under the agreement for the remainder of its term.

   In August, 1995, the Company adopted and the Bankruptcy Court approved a severance program (the "Severance Program") that covers certain members of management. If the employment of any participant in the Severance Program is terminated other than for cause, death, disability or by the employee, or in connection with a change in control (as defined), then salary and certain incentive payments are guaranteed for periods ranging up to eighteen months, subject to mitigation by other employment. Amounts payable at January 31, 1998 under the Severance Program for management terminations were included in the reserve for termination benefits (Note 7).

14. Changes in Accounting Estimates

   As discussed in Note 2, the Company is primarily self-insured for workers' compensation and general liability costs. Actuarial studies of the self-insurance reserves were completed in the third quarter of 1997, using a discount rate of 6.0% (the same rate used at February 1, 1997), and in the third quarter of 1996, using a discount rate of 6.0% (compared to 5.3% at February 3, 1996). As a result of the studies, the self-insurance reserves were reduced by $3.6 million in the third quarter of 1997 with a corresponding reduction in SG&A expenses (selling, store operating, administrative and distribution expenses) and by $5.0 million in the third quarter of 1996 with corresponding reductions of $4.2 and $.8 million in SG&A expenses and interest expense, respectively. The reductions in the self-insurance reserves were primarily the result of aggressive claims management and safety initiatives.

   The Company changed its vacation pay vesting policy for certain pay groups in December, 1997, whereby the employees in those pay groups earn their vacation pay entitlements the course of each calendar year worked (similar to industry practice) rather than being fully vested on the first day of each calendar year. As a result of this change, $4.5 million of the Company's vacation pay reserves as of January 1, 1998 was eliminated with a corresponding credit in SG&A expenses.

15. Summary of Quarterly Results (Unaudited)

                               ($ in thousands except per share data)
                           --------------------------------------------------
                            First     Second    Third     Fourth
                           Quarter   Quarter   Quarter   Quarter     Total
                           --------  --------  --------  --------  ----------
Year Ended January 31,
 1998:
Net Sales................. $267,371  $297,416  $330,433  $449,224  $1,344,444
Gross Margin..............   79,658    92,936    97,104   126,658     396,357
Net income (loss).........  (31,993)  (16,864)      376    25,925     (22,557)
Net income (loss) per
 share.................... $  (2.81) $  (1.48) $   0.03  $   2.29  $    (1.98)
Weeks in period...........       13        13        13        13          52
Year Ended February 1,
 1997:
Net sales................. $337,703  $369,578  $404,456  $449,981  $1,561,718
Gross margin..............  102,514   101,396   113,061   117,096     434,067
Net loss..................  (53,746)  (82,785)  (23,073)  (59,155)   (218,759)
Net loss per share........ $  (4.71) $  (7.25) $  (2.02) $  (5.19) $   (19.17)
Weeks in period...........       13        13        13        13          52

                        BRADLEES, INC. AND SUBSIDIARIES

16. Summarized Financial Information for Bradlees Stores, Inc.

  On November 18, 1998, the Company's amended plan of reorganization (the "Plan") was confirmed by the Bankruptcy Court. Under the Plan, Bradlees, Inc. is issuing common stock and Bradlees Stores, Inc. is issuing certain debt. Bradlees, Inc. operates its stores through Bradlees Stores, Inc., an indirect wholly-owned subsidiary. Bradlees, Inc. is guaranteeing the debt issued by Bradlees Stores, Inc. Substantially all of the assets of the Company, on a consolidated basis, are held by Bradlees Stores, Inc. The following summarized financial information of Bradlees Stores, Inc. is presented in accordance with SEC Staff Accounting Bulletin 53 and Regulation S-X Rule 1-02 (bb):

                                              (000's)
                                   -----------------------------
                                    January 31,    February 1,
                                        1998           1997
                                   -------------- --------------
Current Assets...................    $  286,332     $  274,980
Noncurrent Assets................       302,286        322,962
Current Liabilities..............       246,687        212,547
Payable to Bradlees, Inc.........       189,881        190,038
Noncurrent Liabilities...........        72,324         83,905
Liabilities Subject to Settlement
 Under the Reorganization Case...    $  341,874     $  350,810
                                                     (000's)
                                   --------------------------------------------
                                   52 Weeks ended 52 Weeks ended 53 Weeks ended
                                    January 31,    February 1,    February 3,
                                        1998           1997           1996
                                   -------------- -------------- --------------
Net Sales........................    $1,344,444     $1,561,718     $1,780,768
Gross Margin.....................       396,357        434,067        491,691
Loss from Continuing Operations..       (22,620)      (218,726)      (206,870)
Net Loss.........................    $  (22,620)    $ (218,726)    $ (206,870)

  Upon confirmation of the Plan, Bradlees, Inc. will contribute a portion of its intercompany receivable to the capital of Bradlees Stores, Inc. so that $96 million will be allowed as the final intercompany claim.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Prospective investors may rely only on the information contained in this Prospectus. Neither Bradlees, Inc. nor Bradlees Stores, Inc. has authorized anyone to provide prospective investors with information different from that contained in this Prospectus. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of these securities.

  No action is being taken in any jurisdiction outside the United States to permit a public offering of the Securities or possession or distribution of this Prospectus in any such jurisdiction. Persons who come into possession of this Prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this Offering and the distribution of this Prospectus applicable in that jurisdiction.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
Prospectus Summary.......................................................   2
Risk Factors.............................................................   6
The Company..............................................................  13
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Selected Financial Data..................................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  30
Business.................................................................  37
Management...............................................................  41
Principal Stockholders...................................................  50
Certain Relationships and Related Transactions...........................  51
Selling Securityholders..................................................  51
Plan of Distribution.....................................................  52
Shares Eligible for Future Sale..........................................  53
Terms of Outstanding Indebtedness........................................  53
Description of the 9% Convertible Notes..................................  55
Description of Capital Stock.............................................  60
Legal Matters............................................................  63
Experts..................................................................  63
Additional Information...................................................  63
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                BRADLEES, INC.
                             BRADLEES STORES, INC.


                       7,267,424 Shares of Common Stock

                       $36,000,000 9% Convertible Notes


                               ----------------
                                  PROSPECTUS

                               ----------------

                             January  , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

   The following table sets forth the estimated expenses of this Offering (excluding underwriting discounts and commissions):

   Nature of Expense                                                   Amount(1)
   -----------------                                                   ---------
   SEC Registration Fee............................................... $ 27,343
                                                                       --------
   Nasdaq Listing Fee.................................................   77,875
                                                                       --------
   Accounting Fees and Expenses.......................................  185,000
                                                                       --------
   Legal Fees and Expenses............................................  250,000
                                                                       --------
   Printing Expenses..................................................   50,000
                                                                       --------
   Trustee's Fees and Expenses........................................   25,000
                                                                       --------
   Transfer Agent's Fee...............................................   25,000
                                                                       --------
   Miscellaneous......................................................    9,782
                                                                       --------
     TOTAL............................................................ $650,000
                                                                       ========

--------

(1) The amounts set forth above, except for the SEC fee, are in each case estimated.

Item 14. Indemnification of Directors and Officers

   The Company's Amended and Restated Articles of Organization provide that a Director shall not have personal liability to the Company or its stockholders for monetary damages arising out of the Director's breach of fiduciary duty as a Director of the Company to the maximum extent permitted by Massachusetts law.
Section 13(b)(1 1/2) of Chapter 156B of the Massachusetts Business Corporation Law provides that the articles of organization of a corporation may state a provision eliminating or limiting the personal liability of a Director to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, provided, however, that such provision shall not eliminate or limit the liability of a Director (i) for any breach of the Director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 61 or 62 of the Massachusetts Business Corporation Law dealing with liability for unauthorized distributions and loans to insiders, respectively, or (iv) for any transaction from which the Director derived an improper personal benefit.

   The Company's Amended and Restated By-Laws further provide that the Company shall, to the fullest extent authorized by Chapter 156B of the Massachusetts General Laws, indemnify each person who is, or was or has agreed to become, a Director or officer of the Company or who is or was a Director or employee of the Company and is serving, or shall have served, at the request of the Company, as Director or officer of another organization or in any capacity with respect to any employee benefit plan of the Company, against all liabilities and expenses (including reasonable attorneys' fees), judgments and fines incurred by him or on his behalf in connection with, or arising out of, the defense or disposition of any action, suit or other proceeding, whether civil or criminal, or any appeal therefrom in which they may be involved by reason of being or having been such a Director or officer or as a result of service with respect to any such employee benefit plan. Section 67 of Chapter 156B of the Massachusetts General Laws authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation or, to the extent such matter is related to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

   The effect of these provisions would be to permit indemnification by the Company for, among other liabilities, liabilities arising out of the Securities Act of 1933, as amended (the "Securities Act").

   Section 67 of the Massachusetts Business Corporation Law also affords a Massachusetts corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. We have procured a directors' and officers' liability and company reimbursement liability insurance policy that (i) insures directors and officers of the Company against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts done or attempted by such directors or officers and (ii) insures the Company against losses (above a deductible amount) arising from any such claims, but only if the Company is required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of the Company's Amended and Restated Articles of Organization or Amended and Restated By-Laws.

Item 15. Recent Sales of Unregistered Securities

   On the Effective Date, we issued the following securities in connection with the Effectiveness of our Plan of Reorganization:

      1. We issued 10,225,711 shares of our Common Stock to holders of approximately $361 million of allowed prepetition claims against us in satisfaction of such claims in reliance upon the exemption from registration set forth in Section 1145 of the Bankruptcy Code.

      2. We issued $40.0 million aggregate principal amount of 9%
   Convertible Notes to holders of approximately $108 million of allowed prepetition claims against us in satisfaction of such claims in reliance upon the exemption from registration set forth in Section 1145 of the Bankruptcy Code.

      3. We issued warrants to purchase 1,000,000 shares of our common stock to holders of approximately $265 million of allowed prepetition claims against us in satisfaction of such claims in reliance upon the exemption from registration set forth in Section 1145 of the Bankruptcy Code.

      4. We issued $3.4 million worth of Cure Notes to holders of approximately $3.4 million of allowed prepetition claims against us in satisfaction of such claims in reliance upon the exemption from registration set forth in Section 1145 of the Bankruptcy Code.

      5. We issued $587,094 worth of Cap Notes to holders of approximately $547,094 of allowed prepetition claims against us in satisfaction of such claims in reliance upon the exemption from registration set forth in
   Section 1145 of the Bankruptcy Code.

      6. We issued $3.4 million worth of Tax Notes to holders of approximately $3.4 million of allowed prepetition claims against us in satisfaction of such claims in reliance upon the exemption from registration set forth in Section 1145 of the Bankruptcy Code.

Item 16. Exhibits and Financial Schedules

   (a) Exhibits.

 Exhibit No.                                   Title
 -----------                                   -----
    *2.1      --Form of Modified Plan of Reorganization and Plan Disclosure Statement.
    *2.2      --Form of Indenture.
    *2.3      --Form of 9% Convertible Note.
    *2.4      --Form of Leasehold Mortgage.
    *2.5      --Form of CAP Notes.
    *2.6      --Form of Cure Note.
    *2.7      --Form of Tax Note for other priority tax claims.
    *2.8      --Form of Tax Note for Federal priority tax claims.
    *2.9      --Form of New Warrant.

 Exhibit No.                                Title
 -----------                                -----
    *3.1     --Amended and Restated Articles of Organization of Bradlees, Inc.
    *3.2     --Amended and Restated Articles of Organization of Bradlees
               Stores, Inc.
    *3.3     --Amended and Restated By-laws of Bradlees, Inc.
    *3.4     --Amended and Restated By-laws of Bradlees Stores, Inc.
    *4.1     --Specimen Certificate for shares of Common Stock, $.01 par value, of Bradlees, Inc.
    *5.1     --Opinion of Goodwin, Procter & Hoar LLP with respect to the legality of the securities being offered.
   *10.1     --Form of Registration Rights Agreement.
    10.22    --Amended and Restated Employment Agreement dated as of October
              26, 1995 between and among Bradlees, Inc., Bradlees Stores, Inc.
              and Peter Thorner is incorporated by reference from the Company's
              Form 10-Q for the quarterly period ended October 28,1995, Part
              II, Item 6, Exhibit 10.2, as filed with the Securities and
              Exchange Commission on December 12, 1995.
    10.23    --Amendment to Amended and Restated Employment Agreement, dated as of November 7, 1997, between and among Bradlees, Inc., Bradlees
              Stores, Inc. and Peter Thorner is incorporated by reference from the Company's Form 10-K for the year ended January 31, 1998, Part
              IV, Item 14(a)(3), Exhibit 10.23, as filed with the Securities and Exchange Commission on May 1, 1998.
    10.25    --Bradlees, Inc. and Bradlees Stores, Inc. Enterprise Appreciation
              Incentive Plan Effective June 23, 1995 is incorporated by
              reference from the Company's Form 10-Q for the quarterly period ended October 28, 1995, Part II, Item 6, Exhibit 10.5, as filed with the Securities and Exchange Commission on December 12, 1995.
    10.34    --Bradlees, Inc. and Bradlees Stores, Inc. Supplemental Executive
              Retirement Plan Effective December 1, 1995 is incorporated by reference from the Company's Form 10-K for the year ended
              February 3, 1996, Part IV, Item 14(a)(3), Exhibit 10.32, as filed with the Securities and Exchange Commission on May 3, 1996.
    10.35    --Form of Senior Vice President Severance Agreement is
              incorporated by reference from the Company's Form 10-K for the year ended February 3, 1996, Part IV, Item 14(a)(3), Exhibit
              10.33, as filed with the Securities and Exchange Commission on
              May 3, 1996.
    10.36    --Form of Revised Senior Vice President Severance Agreement is
              incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 1997, Part IV, Item 14(a)(3),
              Exhibit 10.40, as filed with the Securities and Exchange
              Commission on May 2, 1997.
    10.37    --Form of Revised Senior Vice President Severance Agreement is
              incorporated by reference from the Company's Form 10-Q for the quarterly period ended May 3, 1997, Part II, Item 6, Exhibit 10, as filed with the Securities and Exchange Commission on June 6,
              1997.
    10.38    --Form of President Severance Agreement is incorporated by reference from the Company's Form 10-K for the fiscal year ended
              February 1, 1997, Part IV, Item 14(a)(3), Exhibit 10.41, as filed with the Securities and Exchange Commission on May 2, 1997.
    10.39    --Corporate Bonus Plan for Fiscal Year Ended January 31, 1998 and
              Subsequent Fiscal Years is incorporated by reference from the
              Company's Form 10-Q for the quarterly period ended August 2,
              1997, Part II, Item 6, Exhibit 10, as filed with the Securities and Exchange Commission on September 16, 1997.
    10.40    --Stipulation and Order, dated October 6, 1997, among Bradlees
              Stores, Inc., Bradlees, Inc. and their Affiliates and Mark A.
              Cohen Settling Claims Arising Under Employment Contract with Mark
              A. Cohen and Bar Order, are incorporated by reference from the
              Company's Form 10-Q for the quarterly period ended November 1,
              1997, Part II, Item 6, Exhibit 10, as filed with the Securities and Exchange Commission on December 16, 1997.
   *10.41    --Commitment Letter and Form of Revolving Credit and Guaranty
              Agreement between BankBoston, N.A. as Administrative Agent and as
              Issuing Bank, and the Borrower, Bradlees Stores, Inc., with
              Bradlees, Inc. as Guarantor.

 Exhibit No.                              Title
 -----------                              -----
   *10.42    --Bradlees, Inc. 1999 Stock Option Plan.
   *10.43    --Bradlees, Inc. and Bradlees Stores, Inc. Management Emergence
              Bonus Plan.
    *21      --Subsidiaries of the Registrant.
   *23.1     --Consent of Counsel (included in Exhibit 5.1 hereto).
   *23.2     --Consent of Arthur Andersen LLP.
   *23.3     --Consent of Deloitte & Touche LLP.
   #24.1     --Power of Attorney.
   *25.1     --Statement of Eligibility on Form T-1.
   *99       --Consent of Nominated Directors.

--------
# Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 333-66953) filed with the Securities and Exchange Commission on November 6, 1998.

*Filed herewith.

   (b) Financial Statement Schedule filed as part of this Registration Statement is as follows:


Condensed Consolidated Financial Statements as of October 31, 1998 (unaudited)

Condensed Consolidated Statements of Operations for the thirteen weeks ended
 October 31, 1998 (unaudited) and November 1, 1997 (unaudited)

Condensed Consolidated Statements of Operations for the thirty-nine weeks ended
 October 31, 1998 (unaudited) and November 1, 1997 (unaudited)

Condensed Consolidated Balance Sheets as of October 31, 1998 (unaudited) and
 November 1, 1997 (unaudited)

Condensed Consolidated Statements of Cash Flows for the thirty-nine weeks ended
 October 31, 1998 (unaudited) and November 1, 1997 (unaudited)

Notes to Condensed Consolidated Financial Statements (unaudited)

Consolidated Financial Statements as of January 31, 1998

Report of Independent Public Accountants-Arthur Andersen LLP

Independent Auditors' Report-Deloitte & Touche LLP

Consolidated Statements of Operations for the fiscal years ended January 31, 1998, February 1, 1997 and February 3, 1996

Consolidated Balance Sheets as of January 31, 1998 and February 1, 1997

Consolidated Statements of Cash Flows for the fiscal years ended January 31, 1998, February 1, 1997 and February 1, 1996

Consolidated Statements of Stockholders' Equity (Deficiency) for the fiscal years ended January 31, 1998, February 1, 1997 and February 3, 1996

Notes to Consolidated Financial Statements

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrants hereby undertake:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrants have duly caused this Amendment No. 2 to the Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Braintree, The Commonwealth of Massachusetts on January 27, 1999.

                                          BRADLEES, INC.

                                                   /s/ David L. Schmitt
                                          By: _________________________________
                                            Name:David L. Schmitt
                                            Office Title: Senior Vice
                                                          President, General
                                                          Counsel, Secretary
                                                          and Clerk

                                          BRADLEES STORES, INC.

                                                   /s/ David L. Schmitt
                                          By: _________________________________
                                            Name:David L. Schmitt

                                            Office Title: Director, Senior
                                                          Vice President,
                                                          General Counsel,
                                                          Secretary and Clerk

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated. Each person listed below has signed this Amendment No. 2 to the Registration Statement in their capacity as an officer or director of Bradlees, Inc. Messrs. Thorner and Moses are also signing this Registration Statement as officers and directors of Bradlees Stores, Inc. Mr. Lynn is also signing this Registration Statement as an officer of Bradlees Stores, Inc. Mr. Schmitt, in his individual capacity, is signing this Registration Statement solely as a director of Bradlees Stores, Inc.

              Signature                         Title
                                                                     Date
                  *                     Chief Executive          January 27,
-------------------------------------    Officer (Principal          1999
            Peter Thorner                Executive Officer)
                                         and Chairman of the
                                         Board

                  *                     Senior Vice              January 27,
-------------------------------------    President and Chief         1999
       Cornelius F. Moses, III           Financial Officer
                                         (Principal
                                         Financial Officer
                                         and Principal
                                         Accounting Officer)

                  *                     Director, President
-------------------------------------    and Chief Operating     January 27,
             Robert Lynn                 Officer                  1999

                  *                     Director
-------------------------------------                            January 27,
            Jack E. Bush                                          1999


              Signature                         Title                Date
                  *                     Director                 January 27,
-------------------------------------                             1999
            John A. Curry

                  *                     Director                 January 27,
-------------------------------------                             1999
        John M. Friedman, Jr.

                  *                     Director                 January 27,
-------------------------------------                             1999
        Patricia M. Pomerleau

                  *                     Director                 January 27,
-------------------------------------                             1999
          Sheldon Rutstein

                  *                     Director                 January 27,
-------------------------------------                             1999
          Willis G. Ryckman

    /s/ David L. Schmitt                Director of Bradlees     January 27,
-------------------------------------    Stores, Inc.             1999
        David L. Schmitt

* /s/ David L. Schmitt
-----------------------------------
  David L. Schmitt, Attorney-in-fact

                               EXHIBIT INDEX

 Exhibit No.                                                 Title
 -----------                                                 -----
    *2.1      --Form of Modified Plan of Reorganization and Plan Disclosure Statement.
    *2.2      --Form of Indenture.
    *2.3      --Form of 9% Convertible Note.
    *2.4      --Form of Leasehold Mortgage.
    *2.5      --Form of CAP Note.
    *2.6      --Form of Cure Note.
    *2.7      --Form of Tax Note for priority tax claims.
    *2.8      --Form of Tax Notes for Federal priority tax claims.
    *2.9      --Form of New Warrant.
    *3.1      --Amended and Restated Articles of Organization of Bradlees, Inc.
    *3.2      --Amended and Restated Articles of Organization of Bradlees Stores, Inc.
    *3.3      --Amended and Restated By-laws of Bradlees, Inc.
    *3.4      --Amended and Restated By-laws of Bradlees Stores, Inc.
    *4.1      --Specimen Certificate for shares of Common Stock, $.01 par value, of Bradlees, Inc.
    *5.1      --Opinion of Goodwin, Procter & Hoar LLP with respect to the legality of the securities being offered.
   *10.1      --Form of Registration Rights Agreement.
    10.22     --Amended and Restated Employment Agreement dated as of October 26, 1995 between and among Bradlees,
               Inc., Bradlees Stores, Inc. and Peter Thorner is incorporated by reference from the Company's Form
               10-Q for the quarterly period ended October 28,1995, Part II, Item 6, Exhibit 10.2, as filed with the Securities and Exchange Commission on December 12, 1995.
    10.23     --Amendment to Amended and Restated Employment Agreement, dated as of November 7, 1997, between and among Bradlees, Inc., Bradlees Stores, Inc. and Peter Thorner is incorporated by reference from the
               Company's Form 10-K for the year ended January 31, 1998, Part IV, Item 14(a)(3), Exhibit 10.23, as
               filed with the Securities and Exchange Commission on May 1, 1998.
    10.25     --Bradlees, Inc. and Bradlees Stores, Inc. Enterprise Appreciation Incentive Plan Effective June 23,
               1995 is incorporated by reference from the Company's Form 10-Q for the quarterly period ended
               October 28, 1995, Part II, Item 6, Exhibit 10.5, as filed with the Securities and Exchange
               Commission on December 12, 1995.
    10.34     --Bradlees, Inc. and Bradlees Stores, Inc. Supplemental Executive Retirement Plan Effective December
               1, 1995 is incorporated by reference from the Company's Form 10-K for the year ended February 3,
               1996, Part IV, Item 14(a)(3), Exhibit 10.32, as filed with the Securities and Exchange Commission on May 3, 1996.
    10.35     --Form of Senior Vice President Severance Agreement is incorporated by reference from the Company's
               Form 10-K for the year ended February 3, 1996, Part IV, Item 14(a)(3), Exhibit 10.33, as filed with the Securities and Exchange Commission on May 3, 1996.
    10.36     --Form of Revised Senior Vice President Severance Agreement is incorporated by reference from the
               Company's Form 10-K for the fiscal year ended February 1, 1997, Part IV, Item 14(a)(3), Exhibit
               10.40, as filed with the Securities and Exchange Commission on May 2, 1997.
    10.37     --Form of Revised Senior Vice President Severance Agreement is incorporated by reference from the
               Company's Form 10-Q for the quarterly period ended May 3, 1997, Part II, Item 6, Exhibit 10, as filed with the Securities and Exchange Commission on June 6, 1997.
    10.38     --Form of President Severance Agreement is incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 1997, Part IV, Item 14(a)(3), Exhibit 10.41, as filed with the Securities and Exchange Commission on May 2, 1997.
    10.39     --Corporate Bonus Plan for Fiscal Year Ended January 31, 1998 and Subsequent Fiscal Years is
               incorporated by reference from the Company's Form 10-Q for the quarterly period ended August 2,
               1997, Part II, Item 6, Exhibit 10, as filed with the Securities and Exchange Commission on
               September 16, 1997.

 Exhibit No.                                                 Title
 -----------                                                 -----
    10.40     --Stipulation and Order, dated October 6, 1997, among Bradlees Stores, Inc., Bradlees, Inc. and their Affiliates and Mark A. Cohen Settling Claims Arising Under Employment Contract with Mark A.
                Cohen and Bar Order, are incorporated by reference from the Company's Form 10-Q for the quarterly period ended November 1, 1997, Part II, Item 6, Exhibit 10, as filed with the Securities and
                Exchange Commission on December 16, 1997.
   *10.41     --Commitment Letter and Form of Revolving Credit and Guaranty Agreement between BankBoston, N.A. as
                Administrative Agent and as Issuing Bank, and the Borrower, Bradlees Stores, Inc., with Bradlees,
                Inc. as Guarantor.
   *10.42     --Bradlees, Inc., 1999 Stock Option Plan.
   *10.43     --Bradlees, Inc. and Bradlees Stores, Inc. Management Emergence Bonus Plan.
   *21        --Subsidiaries of the Registrant.
   *23.1      --Consent of Counsel (included in Exhibit 5.1 hereto).
   *23.2      --Consent of Arthur Andersen LLP.
   *23.3      --Consent of Deloitte & Touche LLP.
   #24.1      --Power of Attorney.
   *25.1      --Statement of Eligibility on Form T-1.
   *99        --Consents of Nominated Directors.

--------
# Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (SEC File No. 333-66953) filed with the Securities and Exchange Commission on November 6, 1998.

* Filed herewith.